Follow-Up Materials

06013027

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shanghai Industrial Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 04 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5760 FISCAL YEAR 12-31-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: dlw

DAT : 5/2/06

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

12-31-05
AR/S





2005

STOCK CODE: 363



Contents

CORPORATE INFORMATION

DIRECTORS

Executive Directors

Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman, Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman, Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors

Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

BOARD COMMITTEES

Executive Committee

Mr. Cai Lai Xing *(Committee Chairman)*
Mr. Cai Yu Tian
Mr. Qu Ding
Mr. Lu Ming Fang
Mr. Qian Shi Zheng
Mr. Yao Fang

Audit Committee

Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Remuneration Committee

Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis
Mr. Qu Ding
Mr. Hu Zi Li

COMPANY SECRETARY

Ms. Wong Mei Ling, Marina

QUALIFIED ACCOUNTANT

Mr. Lee Kim Fung, Edward

AUTHORISED REPRESENTATIVES

Mr. Cai Yu Tian
Ms. Wong Mei Ling, Marina

REGISTERED OFFICE

26th Floor, Harcourt House,
39 Gloucester Road, Wanchai, Hong Kong
Telephone: (852) 2529 5652
Facsimile: (852) 2529 5067
Email: enquiry@sihl.com.hk

AUDITORS

Deloitte Touche Tohmatsu

LEGAL ADVISORS

Woo, Kwan, Lee & Lo
Grandall Legal Group
Morrison & Foerster

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
Bank of Communications
China Construction Bank
Citibank, N.A.
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Industrial & Commercial Bank of China (Asia) Limited

ADR DEPOSITORY BANK

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station
New York, NY 10286-1258

INFORMATION FOR SHAREHOLDERS

SHAREHOLDER ENQUIRIES

Company Contact Details

COMPANY SECRETARIAL DEPARTMENT

Address:	26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong
Telephone:	(852) 2876 2317
Facsimile:	(852) 2520 0128

Share Registrar

SECRETARIES LIMITED

Address:	26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong
Telephone:	(852) 2980 1766
Facsimile:	(852) 2861 1465

COMPANY STOCK CODE

Hong Kong Stock Exchange:	363
Bloomberg:	363 HK
Reuters:	0363.HK
ADR:	SGHIY

COMPANY'S WEBSITE

www.sihl.com.hk

RESULTS

- 2005 Interim Results announced on 25th August 2005
- 2005 Final Results announced on 21st April 2006

DIVIDEND

- 2005 Interim Dividend of HK20 cents per share was paid to Shareholders on 30th September 2005
- 2005 Proposed Final Dividend of HK22 cents per share will subject to Shareholders' approval be paid to Shareholders on 9th June 2006

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 26th May 2006 (Friday) to 30th May 2006 (Tuesday), both dates inclusive, during which period no transfer of shares will be effected. Dividend warrants will be despatched to Shareholders on 9th June 2006 (Friday). In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar by 4:30 p.m. on 25th May 2006 (Thursday).

2006 ANNUAL GENERAL MEETING

To be held on 30th May 2006 (Tuesday) at 3:00 p.m.

CHAIRMAN'S STATEMENT

The audited consolidated profits for Shanghai Industrial Holdings Limited for the year ended 31st December 2005 amounted to HK$1,028 million, a decrease of 25.4% over the previous year. The decline was principally attributable to a drop in exceptional profit and a fall in operating results of certain individual businesses.

During the year, the Group's medicine and infrastructure facilities businesses continued to achieve robust growth. The medicine segment recorded a profit of HK$236 million, representing a 57.6% increase over last year. This was mainly attributable to the consolidation of the results of SI United (SSE Stock Code: 600607) commencing the beginning of 2005 upon completion of the acquisition of SI United's controlling interest at the end of 2004.

Driven by water service and port facilities projects, the infrastructure facilities segment contributed a profit of HK$186 million to the Group, representing an increase of 19% over the previous year.

The performances of the Group's consumer products and information technology segments were affected by declining operating results of the automobiles and parts projects and a slowdown in the global semiconductor industry respectively. During the year, profit contribution from the consumer products segment decreased by 20.3% to HK$468 million. The information technology segment also fell 92.4% to HK$45.34 million. Fluctuations in the semiconductor industry, however, were seasonal, and there were signs of recovery in the latter half of 2005.

In addition, the Group disposed of its entire interests in China Netcom (HK) during the year, reaping an exceptional profit of HK$91.74 million.

The Directors have recommended a final dividend of HK22 cents per share. Together with the interim dividend of HK20 cents per share paid, total dividends for the year amounted to HK42 cents. The dividend payout ratio is 39.3%.









Cai Lai Xing
Chairman

New Project Investment Fuels Growth Momentum

GWC achieved a solid foundation during the year with the addition of five new projects, located in Xianyang, Huzhou, Shenzhen and Wenzhou. Capitalizing on opportunities arising from developments and reforms of the water services market in Mainland China, GWC has acquired a total of 11 water services projects in eight cities since its establishment at the end of 2003. Total investments for these projects amounted to RMB3,306 million, with a scale of operation for 3.75 million tonnes in daily sewage treatment and water supplies capacities.

Consolidated Investment Portfolio Streamlines Business Structure

During the year, the Group actively consolidated its existing investment portfolio, including the disposal of a 28.15% stake in Shanghai Jahwa — thereby entirely divesting its personal care products business — as well as medicine projects in which the Group did not have controlling interests. These included Kehua Biotech, Sunve Pharmaceutical and Helishi Dental. Upon the completion of these transactions, the Group will realize a total of approximately RMB689 million, of which RMB270 million has been received during the year.

In order to streamline its business structure, the Company entered into an asset swap framework agreement with SI United under which it would transfer of four medicine projects at a total consideration of RMB445 million to SI United. In return, the Company would acquire commercial retail projects held by SI United, including a 21.17% stake of Lianhua Supermarket (Stock Exchange Stock Code 980) at a total consideration of RMB433 million. Through the asset swap, SI United will be restructured as a listed company specifically engaged in medicine. The swap is expected to enhance SI United's operating profits as well as its positioning and branding in the market. The agreements for the respective transactions are yet being approved.

Achieving Breakthroughs in Medicine Research and Development

During the year, the Group's medicine segment achieved major breakthroughs in research and development. Currently the Group has three projects certified as State Category I New Drugs. These include "H101", "Kai Li Kang" and the "TNF" project, a project jointly developed with the Shanghai PLA Second Military Medical University. These three State Category I New Drugs are targeted at diseases with high morbidity in China, such as cancer and stroke and have enormous market development potential.

Reinforcing Funding Operation to Enhance Return to Shareholders

The Group has been able to maintain sufficient capital and a sound financial position. As at the end of 2005, consolidated net assets amounted to HK$16,380 million and net cash amounted to HK$6,068 million, providing a solid foundation for the Group's investment activities. To enhance returns for the shareholders' fund, the Group further strengthened its funding operations. A satisfactory return was received from securities investments during the year. While closely managing its investment exposure, the Group will continue to maximize its cash resources in order to enhance its return on capital as a whole.



Prospects

The Group is optimistic about its growth prospects for the coming years. While consolidating existing businesses and strengthening income base, the Group will boost up its scale of investment. The infrastructure facilities segment will continue to focus on projects in toll roads and water services. The Group will step up the expansion and widening program for the Shanghai-Nanjing Expressway (Shanghai Section). Further efforts will be made to identify investment opportunities for toll roads projects, thereby enhancing the Group's profitability for the infrastructure facilities segment.

With respect to the medicine segment, the Group will focus on key projects acquisition and the commercialization of the three Category I New Drugs so as to strengthen its business foundation and income base.

For the consumer products segment, measures will be taken to expand market share, reduce costs and improve efficiency in order to absorb the impact from industrial cyclical fluctuations and, at the same time, maintain sustainable earnings growth.

During the past few years, the Group has dedicated great efforts to consolidate its investment portfolio, streamline business structure and promote vertical integration and in-depth development to achieve synergy in operation. To centralize its resources, the Group has divested its investments in the department retail and logistics sectors as well as personal care products. In line with its business strategies of limited diversification and in consideration of the new wave of economic development in Shanghai, the Group is considering tapping into different industries and develop new drivers for its long-term development.

Leveraging on its Shanghai background and its favourable position in Mainland China, the Group aims to capitalize on the opportunities arising from the restructuring of state-owned assets in China. It is expected that new horizons will be created and new breakthroughs will be achieved. "Focus", "Endeavour", "Aggressiveness" and "Innovation" are the Group's key strategies. The Group will endeavour to pursue greater achievements and produce stronger results so as to deliver higher returns to our shareholders.

On behalf of the Board of Directors, I wish to thank our Shareholders, financial institutions and business partners for their unswerving support, and extend my sincere gratitude to our management team and staff members for their dedication and contribution to the Group.

Cai Lai Xing
Chairman
Hong Kong, 21st April 2006

GROUP BUSINESS STRUCTURE



INFRASTRUCTURE FACILITIES

Water Services

Toll Roads



MEDICINE

Chinese Medicine and Health Food

Biomedicine

Medical Equipment


茂昌眼镜公司
OPTICAL



CONSUMER PRODUCTS

Finished Products

Complementary Products

INFORMATION TECHNOLOGY

Information Technology Services

INFRASTRUCTURE FACILITIES


Infrastructure Facilities
Water Services
50%
General Water of China Co. Ltd.
50%
Water supply project in Xianyang, Shaanxi
70%
Water supply and sewage treatment project in Xiangtan, Hunan
60%
Water supply project in Bengbu, Anhui
45%
Water supply project in Xiamen
55%
Sewage treatment project in Xiamen
100%
BOO project on water supply and sewage treatment in Changshou Chemical Industrial Zone, Chongqing
100%
BOT project on sewage treatment in new district of eastern Huzhou, Zhejiang
100%
"Yinshi Guo Wei" Water Supply BOT Project in Xianyang, Shaanxi
90%
BOT project on sewage treatment plant in Longhua, Shenzhen
100%
BOT project on reservoir and water induction works in Tiger Lake, Huzhou, Zhejiang
100%
BOT Project on sewage treatment in eastern block, Wenzhou
Toll Roads
100%
Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd.
Owns the operating rights of Shanghai-Nanjing Expressway (Shanghai Section)
30%
Zhejiang Jinhua Yongjin Expressway Co. Ltd.
Owns the operating rights of Yongjin Expressway (Jinhua Section)

Capitalizing on its regional monopoly, the infrastructure facilities business provides a stable income and an abundant cash flow to the Group. In 2005, profit from the segment increased by 19% to HK$186 million, accounting for 19.8% of the Group's net business profit. This increase in earnings is attributable to an increase in profit contribution from the water services business as well as positive performance from port facilities investment project. The Group has a 10% equity interest in Pudong Container, which owns the operating rights of Phase One of Shanghai Weigaoqiao Container Terminal. The investment income received from the company during the year amounted to RMB33.05 million. As at the end of 2005, with the completion of three European trade lanes assigned to the Yangshan Port, and with the official operation of Phase Five of Shanghai Weigaoqiao Container Terminal, the volume of containers handled is expected to diverge in the coming year. In April 2006, the Group disposed of this investment for a consideration of RMB465 million. Upon the completion of the transaction, the Group is expected to receive a pre-tax profit of RMB275 million.

Water Services

In 2005, GWC made considerable efforts to expand new markets and to monitor the performance of its operating projects. Together with the five water services projects newly established during the year, a total of 11 water services projects were acquired in eight cities nationwide. Total investments for these projects amounted to RMB3,306 million, with a scale of operation for 3,750,000 tonnes in daily sewage treatment and water supplies capabilities. Among these 11 projects, four have officially commenced operation, while the procedure for transfer of equity interests in one of the projects is nearing completion. The remaining six projects are BOT/BOO projects. Construction of these projects has commenced. Construction for the water supply and sewage treatment project (phase one) in Changshou Chemical Industrial Zone, Chongqing and sewage treatment plant in Longhua, Shenzhen is scheduled for completion in 2006 and will become operational by the end of the year.



Since August 2005, sewage treatment fees in Xiamen have been adjusted from RMB0.5 per tonne to RMB0.91 per tonne. Also, in 2006, household water supply prices in Xiangtan increased from RMB0.95 per tonne to RMB1.15 per tonne, while water supply for industrial purposes increased from RMB1.04 per tonne to RMB1.32 per tonne. A public hearing on the adjustment of water supply prices in Bengbu, Anhui is under way and expected to be finalised in 2006. The water services projects under GWC control will directly benefit from increases in water supply prices. The rapid urbanization in Mainland China resulting from the further opening of the water supply market will fuel growth for the water services industry and will in turn create ample business opportunities for GWC.

Overview of the water services projects newly established in 2005

1. **Water supply project in Xianyang, Shaanxi**
   GWC owns 50% stake in this project. The project company owns the operating rights of water supply to Xianyang for 30 years. The daily capacity of water supply is 180,000 tonnes. The procedure for transfer of equity interests in the project is pending completion.

2. **"Yinshi Guo Wei" water supply project in Xianyang, Shaanxi**
   GWC owns a 100% stake in the project, and is responsible for investing, constructing and managing the "Yinshi Guo Wei" water supply project in the form of a BOT. The concession's operating term is 30 years. Works involved include the construction of water inflow sites and an underground water transmission pipeline from Sitouhe Reservoir to Xian. A water purification plant with daily capacity of 300,000 tonnes and other auxiliary and annex facilities will also be constructed. The project is expected to be complete and commence operation in 2007.

3. **Sewage treatment plant project in Longhua, Shenzhen**
   GWC owns a 90% stake in this project, and is responsible for investment, construction and operation of the Longhua sewage treatment works in Baoan District, Shenzhen in the form of a BOT. The concession's operating term is 22 years. The daily capacity of sewage treatment for Phase One is 150,000 tonnes. However, it is expected to expand in different phases in future to a sewage treatment plan with capacity of 400,000 tonnes. It is anticipated that the Phase One project will commence operation by the end of 2006.

4. **Reservoir and water induction works in Tiger Lake, Huzhou, Zhejiang**
   GWC owns a 100% stake in the project, and is responsible to invest, construct and operate the reservoir and water induction works in Tiger Lake, Huzhou. This concession's operating term is 34 years. The daily capacity of water supply will be 200,000 tonnes. The project is expected to be complete and commence operation in 2009.

5. **Sewage treatment project in eastern block, Wenzhou**
   GWC owns a 100% stake in the project. The 15 sewage systems from east to west of Wenzhou are divided into three sections, namely eastern block, centre block and western block. The project company is responsible to invest, construct and operate a sewage treatment work of 100,000 tonnes in Phase One of eastern block in Wenzhou. The concession's operating term is 27 years, and it is expected to complete and commence operation by the end of 2007.

Toll Roads

In early 2005, the Group completed the acquisition of a 30% stake in Yongjin Expressway for a consideration of RMB283 million. The project company has an operating term of the Yongjin Expressway (Jinhua Section) for 25 years. The section, about 70km long, officially opened for traffic on 28th December 2005. Traffic flow is increasing gradually and the project will become a new profit centre for the Group's toll road business in the future.

Hu-Ning Expressway is a toll road project company wholly owned by the Group. It has an operating term for the Shanghai-Nanjing Expressway (Shanghai Section) for 25 years. The section, which is 26km long, features a dual four-lane expressway. Traffic flow as recorded at the toll stations for 2005 totalled 14.64 million vehicles. Toll revenue for the year was RMB198 million.

Following the completion of an expansion of the Shanghai-Nanjing Expressway (Jiangsu Section) from four to eight lanes, traffic flow at the Shanghai section continued to increase, and considerably exceeded the daily designed traffic flow capacity of 40,000 vehicles. The traffic at the toll stations of the trunk had been slow and crowded, although this was mitigated with the construction of additional toll stations and increased information alerts for traffic conditions and road guidance. In the long term, further expansion for the Shanghai section shall be commenced as soon as practicable. From 2006, goods vehicles were not allowed to use the section entering Shanghai at the peak hours in the afternoon.

Relevant government authorities have approved the feasibility report on the expansion and widening works for the Shanghai section in early 2005. The design for the construction work is being reviewed. Construction work is expected to commence in 2006, and scheduled for completion and opening to traffic in 2009. Upon completion, traffic flow capabilities will be considerably enhanced and toll income is expected to grow significantly.







MEDICINE

Medicine

	Major Enterprises	Key Products
55%	Chia Tai Qingchunbao Pharmaceutical Co. Ltd	"Dengfeng" Shen Mai Injection, "Qingchunbao" Anti-ageing Tablets
61%	Xiamen Traditional Chinese Medicine Co. Ltd.	"Dinglu" Xinhuang Tablets, Babaodan Capsules, Shenshu Granules
55%	Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.	"Herbapex" Rupixiao Tablets, Qiangshen Tablets
51%	Hangzhou Huqingyutang Pharmaceutical Co. Ltd.	"Huqingyutang" Stomach Rejuvenation Tablets, Qiangli Pipa Syrup, Herba Dendrobium Grain
70.41%	Shanghai Sunway Biotech Co. Ltd.	"H101" - State Category I New Drug
55.75%	Changzhou Pharmaceutical Co. Ltd.*	"TNF" - State Category I New Drug, "Changzhou Pharmaceutical" Captopril Tablets, Qiangli Meisu
51%	Guangdong Techpool Bio-chem Pharma Co. Ltd.*	"Kai Li Kang" - State Category I New Drug, "Techpool Luoan"
58.19%	Chifeng Arker Pharmaceutical Technology Co. Ltd.*	Production base for ephedrine
52.75%	Chifeng Mysun Pharma Co. Ltd.*	"Leimengxin" Anmameimin Tablets, "Leimengte" Anfenweima Tablets
99%	Shanghai Medical Instruments Co. Ltd.*	Electronic endoscope, anesthesia and respiration equipments, and operation tables
21.31%	MicroPort Medical (Shanghai) Co. Ltd.	Various hi-tech interventional medical devices

* The said interests are held by SI United

Following years of development in the medicine business, the Group owns a number of reputable pharmaceutical manufacturing enterprises in China. The medical products offered cover Chinese medicine, herbal medicine, biomedicine and health food. 287 types of the products are listed in the State's Catalogue of Medicine and Health, and 27 types have been certified as State Protected Tradition Chinese Medicine.

During the year, the Group's medicine segment achieved major breakthroughs in research and development. Currently the Group has three projects certified as State Category I New Drugs. These include "H101", "Kai Li Kang" and "TNF" project, a project jointly developed with the Shanghai PLA Second Military Medical University. These three State Category I New Drugs are targeted at diseases with high morbidity in China such as cancer and stroke and have enormous market development potential.

Implementation of the austerity measures and the variation of administration rules in the pharmaceutical industry in Mainland China have triggered market uncertainties. The industry as a whole is undergoing substantial changes and is becoming increasingly competitive. Nevertheless, growth of the Group's medicine business remained robust. Profit contribution grew 57.6% to HK$236 million, accounting for 25.2% of the Group's net business profit. This was mainly attributable to the consolidation of the results of SI United (SSE Stock Code 600607) commencing the beginning of 2005 upon completion of the acquisition of SI United's controlling interest at the end of 2004.

During the year, the Group made a further investment of RMB145 million to increase its shareholdings in Huqingyutang Pharmaceutical and Xiamen TCM. Meanwhile, the Group disposed of certain medical projects in which it did not have controlling interests. These included Kehua Biotech, Sunve Pharmaceutical and Helishi Dental. Such changes will help further centralize the Group's resources and increase management efficiency. Upon the completion of these transactions, the Group will realize approximately RMB352 million in total.



Overview of Three State Category I New Drugs

"H101" (Recombinant Human Adenovirus Type 5 Injection)

It is mainly used in treatment for tumors in the head and neck, and has significant effect in clinical treatment for cancers such as non-small-cell lung cancer, intestinal cancer and chondrosarcoma. It is the first cancer-fighting drug that applies re-engineered virus to attack the tumor cell and not damage the healthy cell.

"Kai Li Kang" (Urinary Kallidinogenase for Injection)

This drug is mainly used in the treatment of light to medium blood clot severe cell infarction or cardiac arrest, including hypertension and occlusion of cerebral and surrounding blood vessels. The drug is the first treatment medicine that focuses on ischemia, and has attracted extensive interest from the medical sector.

"TNF" (Restoration and Re-engineering of Human Tumor Necrosis Factor for Injection)

It is mainly used in the clinical treatment of various malicious tumors, such as malicious pleural fluid, malicious lymph tumor, prothoracic gland cancer and kidney cancer. It can also be used as a supplementary drug to treat tumor patients after completing surgery, chemical treatment and radiological treatment, and to enhance the restoration of the immunomodulation mechanism inside the body.

Medicine and Health Food

The Group's Chinese medicine segment recorded strong growth in the sales of "Dengfeng" injection products including Shen Mai Injection, Dan Shen Injection and Herba Houttuyniae Injection, which increased by 6.8%, 13.1% and 21.3% respectively compared with last year. The Group will capitalize on its leading market position to enhance the competitiveness of its injection products. Affected by changes in distribution channels, sales of "Qingchunbao" Anti-ageing Tablets, an OTC drug have been declining. Sluggish sales seen in the first half of the year continued, with a decrease for the year reaching 48.7%. The Group will adopt measures to reverse the situation through strengthening sales forces to expand market share.

During the year, sales of "Techpool Luoan", a biomedicine, grew 26% to RMB153 million. The upstream raw material resources for "Techpool Luoan", "Low molecular heparin" and "Kai Li Kang", a State Category I New


凯力康
注射用尤瑞克林

List of Medicine Research Projects that entered clinical test phases and obtained New Drug Certificates within 2005

New Drug	Research and Development Phase
"H101"	Certificate on New Drug was obtained
"Kai Li Kang"	Certificate on New Drug was obtained
"Argy Wormwood Oil Soft Capsule"	Certificate on New Drug was obtained
"Compact Bone Capsule"	Third Phase Clinical Test is underway
"Shenshu Granules"	Third Phase Clinical Test is underway
"Fengshe Capsule"	In Second Phase Clinical Test
"H103"	First Phase Clinical Test is underway

Drug, are now under the control of Changzhou Techpool. In order to control such resources, the Group acquired a 69.6% stake in the company for a consideration of RMB71 million. The company also holds a 45% stake in one of the few high quality heparin raw material production bases being certified by Federal Drug and Food Administration of the US. Such resources are crucial for the Group to spearhead the growth of the low molecular heparin project into the international market.

With respect to health food, growth in yearly sales of "Huqingyutang" Herba Dendrobium Grain launched in 2004 was strong, with sales increased more than two-fold to RMB50.64 million. Following the launch of the new product "Qingchunbao" Yizhikang Capsules in the first half of 2005, a new series, "Qingchunbao Pearl Lsoflavones", was put into the market in the latter half of the year. Riding on the strength of the "Qingchunbao" brand name, the Group will continue to develop new products to meet different customer needs.





Sales of Major Medicine Products in 2005

Name	Type/Indication	Sales RMB'000	Change %
"Dengfeng" Shen Mai Injection	Cardiovascular	336,226	+6.8%
"Dengfeng" Dan Shen Injection	Cardiovascular	122,935	+13.1%
"Dengfeng" Herba Houttuyniae Injection	Anti-inflammation and detoxication	54,603	+21.3%
"Huqingyutang" Stomach Rejuvenation Tablets	Gastritis	86,013	+9.3%
"Herbapex" Rupixiao Tablets	Gynaecological	124,941	+14.7%
"Dinglu" Xinhuang Tablets	Anti-bacterial, anti-inflammatory, pain relieving	75,614	-4.9%
"Qingchunbao" Anti-ageing Tablets	Immunity strengthening	197,642	-48.7%
"Qingchunbao" Yongzhen Tablets	Health food	25,966	+25.5%
"Qingchunbao" Beauty Capsules	Health food	61,114	-32.6%
"Huqingyutang" Herba Dendrobium Grain	Health food	50,641	+200.7%
"Techpool Luoan"	Urinary trypsin enzyme inhibitor	153,430	+26.0%
"Changzhou Pharmaceutical" Captopril Tablets	Anti-hypertension	39,860	+20.2%
"Changzhou Pharmaceutical" Qiangli Meisu	Raw pharmaceuticals	98,020	+190.8%

Medical Equipment

During the year, the Group further increased its stake in Shanghai Medical Instruments to 99%. With a solid foundation, the company is becoming the flagship for the Group's medical instruments operation. The Group will continue to develop business relationships with international medical equipment manufacturers and increase market share through its established sales network and regional market experience. In 2005, turnover for Shanghai Medical Instruments amounted to RMB610 million, with a year-on-year net profit increase of 58.5% to RMB28.72 million.

MicroPort Medical reported record sales and profits for the year with honorary awards from the Shanghai Municipality for two consecutive years. In 2004, "PTCA Balloon Catheters" and "Coronary Interventional Devices (including drug eluting stents)", were awarded first class prizes for "Advancement in Science and Technology". In 2005, the company's project "Industrialization of Interventional Devices for Cardiovascular and Cranial Vascular Diseases" was listed as one of the Key Technology Projects of the Shanghai Municipality. This project involves the research and development of cutting-edge technologies for the mass production of interventional medical devices.



CONSUMER PRODUCTS


Major Enterprises
Principal Business
Consumer Products
100%
Nanyang Brothers Tobacco Co. Ltd.
Manufacture and sale of cigarettes
30.78%
Bright Dairy and Food Co. Ltd.
Manufacture and sale of dairy products
50%
Shanghai Huizhong Automotive Co. Ltd.
Manufacture and sale of vehicles, automobile components and spare parts
30%
Shanghai SIIC Transportation Electric Co. Ltd.
Manufacture and sale of automobile components and spare parts
93.44%
The Wing Fat Printing Co. Ltd.
Manufacture and sale of packaging materials, printed products and paper making business

The Group's consumer products business benefited enormously from the rapid growth of the consumer market in China. Keen competition and rising operating costs have however put pressure on these enterprises. Huizhong Automotive, which is mainly engaged in the automobile components and spare parts business, turned from profit to loss for the year. In 2005, profit from the consumer products segment fell 20.3% to HK$468 million, and accounted for 50.1% of the Group's net business profit. During the year, the Group disposed of its 28.15% stake in Shanghai Jahwa thereby and entirely divesting its personal care products business. The transaction is expected to be completed in the first half of 2006. Upon the completion of the transaction, the Group will realize an income of approximately RMB337 million.

Tobacco

In 2005, turnover for Nanyang Tobacco decreased by 12% to HK$1,520 million, while net profits increased by 34.3% to HK$385 million. The decrease in turnover was due to changes in sales policy effective in 2005 requiring the exclusion of trade discounts from sales. During the year, Nanyang Tobacco actively expanded its market share in Mainland China with sales of cigarettes exclusively for the market rising by 56%. In line with promotional activities for the company's centennial anniversary, a new product, "Centennial Dragon & Phoenix Double Happiness", was launched and was well received in the market. Currently, 90% of the sales of Nanyang Tobacco are derived from the Group's-manufactured cigarettes. Of this, the sales from soft pack "Double Happiness" and box pack "Double Happiness" accounted for nearly 70% of the Group's-manufactured cigarettes. In the coming year, Nanyang Tobacco will devote its efforts to expand new markets while consolidating its existing businesses.

Dairy

In August 2005, "Bright" Brand dairy products produced by Bright Dairy (SSE Stock Code 600597) once again was awarded the Famous Brand of China by the General Administration of Quality Supervision, Inspection and Quarantine. However, in the wake of negative media coverage in June 2005 on product quality management of Bright Dairy, the company responded with a positive and proactive attitude. On the one hand, it has thoroughly reviewed and improved the product formula, technique, technologies and quality system. On the other hand, it sought to gradually revamp the image of the brand through additional promotion of products and the brand itself, as well as building up a closer relationship with its customers. All of these efforts were devoted to maintaining the market share of "Bright" products. Despite this, the company recorded negative growth as a result of adverse impact brought about by the report. Income from the company's principal business declined to RMB6,887 million. Net profit was RMB211 million, a decrease of 33.6% over last year. The company will continue to increase its efforts in marketing and sales and, strengthen its quality management systems in order to maintain steady growth and operating results.

Automobiles and Parts

The vehicle market in Mainland China was sluggish during the year. This, together with the surge in raw material prices, brought considerable pressure to the Group's automobiles and parts business. Huizhong Automotive and Transportation Electric were able to mitigate the effects of a sluggish market and the pricing pressure brought by upstream industries through various cost saving and efficiency enhancement measures. However, they were still unable to reverse the fall in operating results. During the year, sales of Huizhong Automotive and Transportation Electric decreased by 28.8% and 34.3% respectively. Profit of Transportation Electric was RMB30.81 million, a decrease of 71.0%. Huizhong Automotive incurred a loss of RMB232 million.










茂昌眼鏡公司
OPTICAL
上海市第一食品商店

Printing

During the year, the turnover for Wing Fat Printing increased by 103% to HK$945 million. Net profit grew 10.3% to HK$126 million. The company's scale of operation was expanded, primarily attributable to an increased investment of RMB156 million to the existing projects, including Hebei Yongxin Paper, Zhejiang Rongfeng Paper and Chengdu Wing Fat Printing, thereby increasing its stakes and profit shares in these companies. Currently, the company plans to expand its business in the paper making industry in China. While the percentage of packaging and sales of cigarette box gradually decreased, the business mix of Wing Fat Printing will shift to paper making. According to the statistics, from 2002 to 2004 the consumption of containerboard paper products has been exceeding the domestic production of such products. The Group expects that there is enormous potential in the paper making industry in China.

INFORMATION TECHNOLOGY


Major Enterprises
Principal Business
Information Technology
10.04%
Semiconductor Manufacturing International Corporation
Manufacture and sale of semiconductor products
20%
Shanghai Information Investment Inc.
Development of information infrastructure, cable network and related services

During the year, the Group disposed of its entire interests in China Netcom (HK), thereby bringing an exceptional profit of HK$91.74 million to the information technology segment of the Group. However, affected by a slowdown in the semiconductor industry, profit contribution from the segment decreased to HK$45.34 million, accounting for 4.9% of the Group's net business profit.

Since the end of 2004, the product cycle of the semiconductor industry has been on a downward trend. Although the sales of SMIC (Stock Exchange Stock Code 981) still recorded a sales growth of 20.2% to US$1,171 million for 2005, a loss of US$112 million for the year was incurred due to weaker wafer prices and increased depreciation costs. The situation has however been improving gradually. Gross margins of SMIC were 12.9% in the fourth quarter of 2005 compared to 8.2% in the third quarter of 2005. Net loss decreased to US$14.98 million in the fourth quarter of 2005 compared to a net loss of US$26.12 million in the third quarter of 2005.

In the fourth quarter of 2005, SMIC commenced commercial production for new products for nine new customers. Of these, two are among the top fabless companies in the world. In December 2005, more than 8% of SMIC's revenues were generated from mainland Chinese fabless companies. These new products included the first 3G baseband chips on 0.13 micron process for the TD-SCDMA, WCDMA and CDMA2000 standards, a digital satellite receiver chip for set-top boxes, and an HDTV video processor chip.



The turnover and net profit of SII increased 32.4% and 17.3% to RMB1,330 million and RMB89.25 million respectively. Growth remained relatively high for SII's certain fellow companies engaging in construction and operation of infrastructure networks and functional facilities. Of these, the turnover and net profit of Dongfang Cable increased 31% and 27% to RMB1,088 million and RMB114 million respectively. The turnover and net profit of Pipelines Co. increased 24.1% and 23.7% to RMB215 million and RMB41.81 million respectively.

While assuring the transmission of analog television programmes, Dongfang Cable proactively developed "Youxiantong" and digital television. In 2005, the company acquired 76,000 new broadband users, representing an increase of 49% over the previous year. Accumulated users for "Youxiantong" reached 240,000, making it a strong competitor in the urban broadband business market in Shanghai. A total of 431 duct km of information pipelines were built in the year, providing new network access to 338 buildings, an increase of 50.2% as compared with last year.

Constructed and operated by Yitong Co., the electronic port clearance platform in Shanghai, became increasingly mature during the year. Clearance documents transmitted to the port amounted to 51.85 million for the year, an increase of 107.5% over last year. Users of the electronic port payment system in Shanghai, the largest such system in China dedicated to support intra-bank payment by enterprises, increased from 1,500 in 2004 to 2,200 in 2005. The company is now actively expanding payment business for other areas, namely electronic commerce and insurance. SII has a 23% stake in Yitong Co.

SII will continue to pursue significant breakthroughs with respect to information technology development in logistics, finance, family integrated services and enterprise data custody relating to crisis management backup. The company will also facilitate the construction of major information technology development projects in the city that have full financial support from the government.





FINANCIAL REVIEW

KEY FIGURES

	2005	2004 (As restated)	Increase (Decrease)
Financial highlights			
Turnover (HK$'000)	**6,025,285**	3,428,939	75.7%
Profit attributable to shareholders (HK$'000)	**1,027,940**	1,377,660	(25.4%)
Total assets (HK$'000)	**21,972,155**	20,606,861	6.6%
Shareholders' equity (HK$'000)	**16,375,892**	15,614,861	4.9%
Share information			
Earnings per share – basic	**HK$1.07**	HK$1.45	(26.2%)
Dividend per share	**HK42 cents**	HK55 cents	(23.6%)
– interim (paid)	**HK20 cents**	HK20 cents	
– final (proposed)	**HK22 cents**	HK35 cents	
Number of shares in issue (shares)	**967,533,000**	958,638,000	
Share price at year end (HK$)	**16.15**	16.60	
Market capitalisation at year end (HK$ billion)	**15.626**	15.913	
Financial ratios			
Gearing ratio (Note (1))	**11.2%**	10.9%	
Interest cover (Note (2))	**23 times**	100 times	
Dividend payout ratio	**39.3%**	37.9%	

Note (1): interest-bearing loans / (shareholders' equity + minority interests + interest-bearing loans)

Note (2): profit before taxation, interest expenses, depreciation and amortisation / interest expenses



HK cents
60
50
40
30
20
10
0
2001
2002
2003
2004
2005
Final dividend per share
Interim dividend per share



HK$
1.6
1.2
0.8
0.4
0.0
2001
2002
2003
2004
2005
Second half earnings per share
First half earnings per share



HK$
18
15
12
9
6
3
0
2001
2002
2003
2004
2005
Shareholders' equity per share


HK$ million
1,400
1,200
1,000
800
600
400
200
0
2001
2002
2003
2004
2005
Profit for the second half of the year
Profit for the first half of the year

1. Profit attributable to shareholders of the Company

The profit attributable to shareholders for the year 2005 was HK$1,027.94 million, a decrease of approximately 25.4% over the restated profit of HK$1,377.66 million for the year 2004.

The decrease in profit attributable to shareholders was mainly due to the non-recurrence of exceptional profit similar to that recorded in 2004 in relation to the listing of SMIC. Contributions from its automobile and parts and information technology businesses were reduced as the general business environment to the entities in the domestic automobile market and the semiconductor industry was sluggish. However, the profit derived from the disposal of China Netcom (HK), the new earnings source added to the medicine business following completion of the acquisition of SI United and the profit breakthrough of MicroPort Medical partly mitigated the pressures on earnings.

2. Profit Contribution from Each Business

The profit contributed by each business in the Group for the year 2005 and the comparative figures last year was summarised as follows:

	2005 HK$'000	2004 HK$'000 (As restated)	Increase (Decrease) %
Infrastructure facilities	**185,769**	156,131	19.0
Medicine	**235,625**	149,522	57.6
Consumer products	**467,764**	586,554	(20.3)
Information technology	**45,336**	599,377	(92.4)


4.9%
19.8%
50.1%
2005
25.2%
10.5%
10.0%
40.2%
2004
39.3%
Infrastructure facilities
Medicine
Consumer products
Information technology

While GWC expanded its water supply and water processing capacity, it also started to contribute to the earnings of the Group. This, together with the continuous stable profit contribution from Pudong Container and Hu-Ning Expressway, infrastructure facilities business recorded a 19.0% growth in profit contribution this year.

The medicine businesses recorded a magnificent growth this year, which was mainly due to the profit contribution from SI United, which the acquisition was completed at the end of last year, as well as the profit breakthrough of MicroPort Medical, which improved the earnings performance of the medicine business as a whole, upon the launch of its Firebird® Rapamycin Eluting Stent early this year after years of research and development dedication. MicroPort Medical was invested by the Group in 2002 and the Group currently holds a 21.31% equity stake.

In respect of the consumer products business, our stable profit contributor, the Group recorded a loss in its automobile and parts business for the first year due to the marco economic measures, cost hikes and price competition in China market. However, tobacco and printing, which also belonged to the consumer products business, achieved continuous growth in profit contribution, offsetting in part the negative impact of the automobile and parts business. Nevertheless, the profit contribution from the overall consumer products business showed a decline.

Even though the semiconductor industry experienced a downturn, the performance of SMIC's operations continued to remain strong. Cash from operations in 2005 increased by 24.9% from that in 2004. However, being a new foundry with only four years of commercial operations, SMIC incurred enormous depreciation charges in its operations, and hence recorded a loss in its operating results for the year. Furthermore, the profit derived from the information technology business this year was mainly attributable to the gain of disposal of investments in China Netcom (HK), for which was not comparable to the significant exceptional profit derived from the gain in the spin-off of SMIC last year.

Full details of the operating performances and progress of individual businesses for the year are contained in the section headed "Business Review, Discussion and Analysis".

3. Turnover

The Group's turnover by principal activities for the year 2005 and prior year comparatives was summarised as follows:

	2005 HK$'000	2004 HK$'000 (As restated)	Increase (Decrease) %
Infrastructure facilities	**181,578**	189,208	(4.0)
Medicine	**3,567,264**	1,283,622	177.9
Consumer products	**2,276,443**	1,956,109	16.4
	6,025,285	3,428,939	75.7

The turnover of the Group was increased by 75.7%, it is mainly attributable to adding of new sources of turnover from newly consolidated subsidiaries from the medicine and consumer products businesses. This attractive sales growth was partly offset by the adjustment in the turnover of the infrastructure facilities and tobacco business due to the change in sales terms.


3.0%
59.2%
37.8%
2005
5.5%
37.4%
57.1%
2004
Infrastructure facilities
Medicine
Consumer products

Turnover in the medicine business increased by 177.9%, which was mainly driven by the consolidation of subsidiaries after the completion of the acquisition of 56.63% equity stake in SI United and increase of equity stake in Huqingyutang Pharmaceutical to 51%. Apart from the growth in turnover, the composition of the turnover from the medicine business during the year also changed from mainly comprising of traditional Chinese medicine, to also covering chemical compound OTC drugs, biomedicine, medical equipment and medicine retailing.

Turnover of infrastructure facilities business primarily reflected the toll fee income of Hu-Ning Expressway. As a result of the expansion works undergone at other sections of Shanghai-Nanjing Expressway, the toll fee income was adversely affected. However with the introduction of sales tax reduction from 5% to 3% with effect from 1 June 2005, the pressure resulted from the fall in toll fee income of Hu-Ning Expressway was partly mitigated.

Lower turnover of consumer products was attributable to the change of sale terms by Nanyang Tobacco, which sales discounts were deducted directly from turnover instead of being expensed as distribution costs in the previous year. This change only affected the turnover and the distribution costs of Nanyang Tobacco, but not on its profit and cash flow. Growth in turnover of the printing business remained stable, following its development of business in the PRC. Increase the equity interest in a recycle paper manufacturing entity to controlling stake in the mainland was completed during the year, realising a vertical business expansion.

4. Profit before Taxation

(1) GROSS PROFIT MARGIN

Gross profit margin for the year was 38.3%, representing a decrease of 17.8% as compared to 56.1% last year. The decrease was attributable to the consolidation of SI United's profit and loss during the year. Since a portion of SI United's turnover belonged to low-margin medicine retailing business, the Group's overall gross margin fell despite the increase in turnover of the medicine business.

(2) INVESTMENT INCOME

Investment income increased from HK$233.57 million to HK$389.46 million for the year, which was mainly attributable to the gain from disposal of investment in China Netcom (HK), the increase of dividend received from Pudong Container and the increase in interest income resulting from upward adjustments in interest rates.

(3) OTHER INCOME

Other income was increased by approximately HK$131.23 million, which was primarily due to the written back of risk provision for the consumer product business last year, the increase of re-investment tax refund and the appreciation of Renminbi that bought forth with foreign exchange income.

(4) SHARE OF RESULTS OF JOINTLY CONTROLLED ENTITIES

Being affected by the macro economic measures, cost hikes and price competition in the PRC, Huizhong Automotive incurred an operating loss for the year. Even though MicroPort Medical, another jointly controlled entity, recorded substantial profit after the launch of its products with years of product development dedication, the share of results of jointly controlled entities was reduced by approximately HK$73.36 million.

(5) SHARE OF RESULTS OF ASSOCIATES

The major reason for the decrease in the Group's share of results of associates by approximately HK$151.60 million was attributable to the enormous depreciation charges that resulted in an operating loss of SMIC for the year compared with an operating profit made last year.

(6) NET GAIN ON DISPOSAL OF INTERESTS IN SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The net gain from the disposal of interests for the year was mainly derived from the disposal of Sunve Pharmaceutical and two other medicine companies under SI United. Such net gain decreased significantly by approximately HK$517.86 million as compared with the net gain from the spin-off of SMIC last year.

(7) IMPAIRMENT LOSS ON ASSETS CLASSIFIED AS HELD FOR SALE

It was resolved in a shareholders' meeting of Shanghai Jahwa, an associated company of the Group, to repurchase all the shares held by the Group. At the balance sheet date, this repurchase arrangement is still subject to the approvals from relevant government authorities. Provisions on impairment was estimated on the basis of the proceeds from the disposal, the dividends to be received and the carrying amount of the investment on the date the transaction is expected to complete.

5. Dividends

The Group adopts a stable growth dividend payout policy. The Board of Directors of the Group has proposed to declare a final dividend of HK22 cents per share, together with an interim dividend of HK20 cents per share, the total dividend amounts to HK42 cents per share for the year, the payout ratio was approximately 39.3% as compared with the payout ratio of approximately 37.9%, increased by 1.4%.

II FINANCIAL POSITION OF THE GROUP

1. Capital and shareholders' equity

As at 31st December 2005, the Group had a total of 967,533,000 shares in issue. The number of shares in issue increased by 8,895,000 shares as compared with the 958,638,000 shares in issue at the end of 2004.

Shareholders' equity increased by HK$761.03 million to HK$16,375.89 million during the year, which was attributable to the increase in number of shares and the operating profits for the year after deducting the dividend actually paid during the year.


HK$ billion
18
15
12
9
6
3
0
2001
2002
2003
2004
2005
Shareholders' equity

2. Indebtedness

(1) BORROWINGS

As at 31st December 2005, the total borrowings of the Group amounted to HK$2,293.75 million, which was mainly comprised of loans of HK$693.75 million of subsidiaries and a HK$1,600 million five-year term syndication loan of the Company. The syndication loan was comprised of a long-term loan amounting to HK$800 million and a revolving loan of HK$800 million, which have been stated in the balance sheet as long-term bank borrowings and short-term bank borrowings respectively. Unsecured credit facility accounted for 82.9% of the total borrowings.

(2) PLEDGE OF ASSETS

As at balance sheet date, the following assets were pledged by the Group in order to secure general credit facilities granted to the Group:

(a) plant and machinery with a net book value of approximately HK$32,034,000;

(b) land and buildings with a net book value of approximately HK$230,099,000; and

(c) motor vehicles with a net book value of approximately HK$165,000.

(3) CONTINGENT LIABILITIES

As at 31st December 2005, the Group has given guarantees to banks in respect of banking facilities utilised by 西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co. Ltd.) and a third party of HK$19.63 million in total.

3. Bank deposits and short-term investments

As at 31st December 2005, bank balances and short-term investments held by the Group amounted to HK$6,068.40 million and HK$1,070.04 million respectively. The proportions of US dollars, Renminbi and HK dollars were 47%, 39% and 14% respectively. Short-term investments mainly consisted of investments such as funds, equity-linked notes, bonds and Hong Kong listed shares.

At present, the Group is in net cash position. Having sufficient working capital and a healthy interest cover, there are sufficient financial resources and fund raising capability available to the Group for the funding of capital investments and operations should the needs arise.

III MANAGEMENT POLICIES FOR FINANCIAL RISK

1. Exchange rate risk

The Group mainly operates in China and the Hong Kong Special Administrative Region and the exposure in exchange rate risks mainly arises from fluctuations in the US dollar, HK dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As HK dollar and Renminbi are both under managed floating system, after reviewing the Group's exposure for the time being, the Group did not enter into any derivative contracts aimed at minimising exchange rate risks during the year.

2. Interest rate risk

The major financing loan of the Group is a HK$1,600 million syndication loan. To exercise prudent management against interest rate risk, the Group has a structured interest rate hedging arrangement against the long-term portion of this syndication loan of HK$800 million prevailing as at the balance sheet date. The Group will continue to review the market trend, as well as its business operation needs and its financial position in order to identify the most effective tools for interest rate risk management.

3. Credit risk

The Group's principal financial assets are bank balances and cash, equity and debt investments, and trade and other receivables. The Group's trade and other receivables presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made according to the Group's accounting policy or where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows.

With respect to the credit risk of the Group's treasury operations, the Group's bank balances and cash, securities and debt investments must be placed and entered into with financial institutions of good reputation. There are strict requirements and restrictions as to the outstanding amount and credit ratings on equity and debt investments to be held, so as to minimise the Group's credit risk exposure.

CORPORATE GOVERNANCE STRUCTURE

As sound corporate governance is essential to corporate development, the Group has made considerable efforts to improve its internal control mechanism. Through this, the Group expects to enhance corporate governance standards, ensure the standardized operation of its businesses, and effectively monitor operating and financial risks. The governance structure of the Company is designed to take into account the multi-discipline and cross-territory attributes of its businesses, with emphasis on highly efficient management. Set out below is the governance structure of the Company:


Board of Directors
Audit Committee
Executive Committee
Remuneration Committee
Management Executives
Investment Appraisal Committee
Hong Kong Headquarters
Shanghai Regional Head Office

COMPLIANCE OF CODE OF CORPORATE GOVERNANCE

Throughout the year, the Company has applied the principles and complied with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules on the Stock Exchange.

I. Board of Directors

The Board of Directors represents the highest level of authority in the governance structure of the Company. They are mainly responsible for formulating the Company's long term development strategy and operational direction, monitoring the Group's operations and financial performance, as well as leading and supervising the management to ensure thorough implementation of the Board's resolutions and effective performance of their duties.

COMPOSITION OF THE BOARD

For the purpose of business development and due to State policy requirement to rotate staff seconded outside Mainland China, Mr. Cai Yu Tian was appointed Executive Director, Vice Chairman and Chief Executive Officer of the Company in 2005. Mr. Lu Ming Fang ceased to act as Chief Executive Officer but remained an Executive Director of the Company. Mr. Lu Da Yong and Mr. Lu Shen resigned from the position of Executive Directors in the Company. The respective resolutions were considered and approved by all Directors. Currently, the Board has 11 members, of whom eight are Executive Directors, namely Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shai Zheng, Mr. Yao Fang and Mr. Tang Jun, and three Independent Non-Executive Directors, namely Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis. The Chairman of the Company is Mr. Cai Lai Xing. The nomination of Directors is principally made by the controlling shareholder of the Company recommending candidates to the Company, and considered by the Board on the basis of the candidates' working experience, profession and academic background.

The Members of the Board comprise experts from various professions who have served in relevant Mainland government authorities, enterprises or financial institutions. With extensive experience in corporate administration, economic research and asset management, these members have actively participated at Board meetings and devoted their efforts to offer independent and impartial advice. They have also monitored the Group's affairs, making significant contributions to enhancing the Group's corporate governance standards. No Members of the Board are related among themselves in terms of finance, business and family. Brief biographies of the Directors and senior management are set out on pages 42 to 47 of this Annual Report and published in the Company's website.

RE-ELECTION OF THE DIRECTORS

In accordance with the Company's Articles of Association and provisions set out in the Code on Corporate Governance Practices, the Company arranged all newly appointed Directors to become re-elected by the Shareholders at the first general meeting after their appointment. In addition, each Director (including those Directors who are appointed with a specific term) is to be re-elected by rotation at least once every three years.

The Directors retired and re-elected in accordance with the Articles of Association at the Annual General Meeting for 2005 were Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang, Mr. Tang Jun and Dr. Lo Ka Shui. At the 2006 Annual General Meeting of the Company to be held on 30th May 2006, the five Directors to be retired by rotation and eligible for re-election are Mr. Cai Yu Tian, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.

TERM OF INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis, the three Independent Non-Executive Directors of the Company, have been appointed these positions since the listing of the Company in 1996. There is no material commercial transaction between them and the Company, its controlling shareholder and their respective subsidiaries, and they have no material interest in the principal operating activities. There was no evidence from any aspect which demonstrated that the guidance relating to the assessment of the independence of directors as set out in Rule 3.13 of the Listing Rules were not complied with.

During the year, the Company entered into letters of appointment with each of the three Independent Non-Executive Directors, specifying an appointment term of three years from 1st January 2005 to 31st December 2007. The retiring Independent Non-Executive Directors are eligible for re-election.

RESPONSIBILITIES OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

Mr. Cai Lai Xing and Mr. Cai Yu Tian are the Chairman and the Chief Executive Officer of the Company respectively. The Chairman is mainly responsible for the management of the Board, providing leadership and ensuring effective performance of the Board. The Chief Executive Officer is mainly responsible for the operation and management of the Group's businesses, leading the members of the management to perform their duties in accordance with the established business strategies and operation directions of the Board. During the year, an Interpretation on the Responsibilities between the Chairman and the Chief Executive Officer was made by the Company for division of responsibilities between the two roles.

MEETING PROCEDURES

The timetable for the regular meetings of the Board/Committees each year was proposed to each Director/Committee Member at the beginning of the year, so that arrangements could be made by each Director/Committee Member for attending the meetings. Notice of regular meeting and the relevant materials for Board meetings/Committee meetings were generally given 14 days and 3 days respectively before the date of the meeting. Where necessary, Directors/ Committee Members could contact the management or relevant officers about the businesses to be transacted at the Board/Committee meetings on their own.

Minutes of Board/Committee meetings were to be kept by the Company Secretary/Committee Secretary. Minutes recorded sufficient detail matters considered at the meeting, including any concerns raised by Directors/Committee Members or dissenting views expressed. Board meeting documents and relevant materials were open for inspection at any time by any Director/Committee Member. Draft and final versions of minutes of meetings were to be sent to Directors/Committee Members by the Company Secretary/Committee Secretary for their comment and records respectively, in both cases within a reasonable time after the meeting was held. If a substantial shareholder or a director has a material conflict of interest in a matter to be considered by the Board, the matter would be dealt with at a Board meeting to be attended by all Directors. The related Director must abstain from voting and that he would not be counted in the quorum present at the meeting. According to the provisions of the articles of association, a Director holding 5% or more interests is regarded as having material interest.

In 2005, five full Board meetings were held by the Company, of which one was conducted in the form of written resolutions. The average percentage of attendance was 96%. During the year, attendance of the Board meetings was as follows:

Name of Director		Attendance/No. of meetings
Executive Directors		
Cai Lai Xing		5/5
Cai Yu Tian	(appointed on 19th December 2005)	–/–
Qu Ding		5/5
Lu Ming Fang		5/5
Lu Da Yong (Note)		–/–
Ding Zhong De		5/5
Lu Shen	(resigned on 19th December 2005)	5/5
Qian Shi Zheng		5/5
Yao Fang		5/5
Tang Jun		5/5

Name of Director	Attendance/No. of meetings
Independent Non-Executive Director	
Lo Ka Shui	5/5
Woo Chia-Wei	5/5
Leung Pak To, Francis	3/5

Note: Mr. Lu Da Yong was suspended from all administrative duties of the Company from 27th February 2004, and resigned as an Executive Director of the Company on 19th December 2005.

RESPONSIBILITIES OF DIRECTORS

A Memorandum of Responsibilities for Newly Appointed Directors was made during the year. Briefing sessions and training would be delivered whenever necessary during his appointment to ensure that he has a proper understanding of the operations and business of the Company and that he is fully aware of the updates of his statutory responsibilities from time to time. Maintaining close association with each of the Directors, the Company Secretary is responsible for ensuring that board procedures and all applicable rules and regulations are followed, and offers advice and services to the Board members where necessary. Furthermore, the Board resolved the Procedures for Directors to Seek Professional Advice in order to facilitate the Directors in performing their duties. The Directors may seek independent professional advice according to such agreed procedures at the expense of the Company. Moreover, the Company also arranged liabilities insurance for its Directors and senior officers, providing required protection to their work.

CODE FOR SECURITIES TRANSACTIONS

Pursuant to the relevant provisions in the Model Code in Appendix 10 and the Code of Corporate Governance in Appendix 14 to the Listing Rules, the Company established its own Code for Securities Transactions by Directors or Relevant Employees during the year. Directors and employees with the title of senior managers or above must comply with such code in dealing with the securities of the Company. The code of the Company was set on terms no less exacting than the required standards set out in the Model Code. Having made enquiries with all the Directors, it was confirmed that the requirements of the Model Code were fully complied with during the year. The interests of Directors in the securities of the Company and its subsidiaries were set out on pages 54 to 55 of this Annual Report.

DELEGATION BY THE BOARD

The Company has established an Executive Committee, Audit Committee and a Remuneration Committee under the Board.

- **Executive Committee**

  The Executive Committee is a decision-making administrative body under the Board that carries out its responsibilities on its behalf. Existing members of the Executive Committee are Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Qian Shi Zheng and Mr. Yao Fang. Mr. Cai Lai Xing is the Chairman. The primary purpose of the Committee is to take charge of major decision making in relation to the day-to-day business of the Company, to ensure the proper execution of the resolutions approved by the Board and the Shareholders' Meeting, and to review major business activities and investments. Day-to-day operation is delegated to the Management Executives and the functional departments. Members of the Management Executives are Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Qian Shi Zheng, Mr. Zhou Jie, Ms. Wang Xiao Dong, Shanel and Mr. Zhou Jun. Functional departments at the Hong Kong headquarter include Administration & Human Resources, Company Secretarial, Corporate Communications, Finance, Information Technology, Internal Audit, Investment Operations as well as Legal.

- **Audit Committee**

  The Audit Committee is a standing committee under the Board and plays a vital role in corporate governance. The Audit Committee comprises three Independent Non-Executive Directors, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis. Dr. Lo Ka Shui is the Chairman, while the Company Secretary acts as Secretary for the Committee. The Audit Committee is responsible for reviewing accounting policies and practices adopted by the Group. It also discusses matters related to financial reporting, as well as internal control and risk management, and reports to the Board with recommendations in respect of the above matters.

- *Remuneration Committee*

  To further enhance corporate governance standards, the Company established the Remuneration Committee under the Board in August 2004. The Committee comprises three Independent Non-Executive Directors – Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis, and two representatives from the management – Mr. Qu Ding and Mr. Hu Zi Li. Dr. Lo Ka Shui is the Chairman, while the Company Secretary acts as the Committee Secretary. The Committee is responsible for reviewing the remuneration policy and structure of the Company as a whole, and makes recommendations to the Board on the establishment of proper and transparent procedures for formulating remuneration policy and structure in regard to the Directors and senior management.

II. Remuneration of Directors and senior management

CHANGES IN THE COMPOSITION OF THE REMUNERATION COMMITTEE

On 21st April 2005, Mr. Qu Ding and Mr. Cheng Qi Yong were duly appointed by the Board as members of the Remuneration Committee. On 10th November of the same year, it was resolved by the Board that Mr. Hu Zi Li would succeed Mr. Cheng Qi Yong as a member of the Remuneration Committee, as a result of business development requirements and human resources rotations. The members of the Remuneration Committee are Dr. Lo Ka Shui, Mr. Woo Chia-Wei, Mr. Leung Pak To, Francis, Mr. Qu Ding and Mr. Hu Zi Li. Mr. Hu Zi Li is the deputy head of the Company's Administration and Human Resources Department. The terms of reference for the Remuneration Committee were published in the Company's website *www.sihl.com.hk*.

WORK PERFORMED BY THE REMUNERATION COMMITTEE

During 2005, the Remuneration Committee held three meetings, one of which was in the form of written resolutions. The percentage of attendance was 100%. Matters considered include: the proposal on distribution of bonus to the Executive Directors for 2004, a review on the overall remuneration of directors and senior management, the entering into of service contracts with newly appointed Directors and newly reporting Directors. During the year, attendance for the meetings of the Remuneration Committee was as follows:

Members of the Remuneration Committee		Attendance/No. of meetings
Lo Ka Shui	(Chairman of the Committee)	3/3
Woo Chia-Wei		3/3
Leung Pak To, Francis		3/3
Qu Ding		3/3
Hu Zi Li	(succeeded as member on 10th November 2005)	1/1
Cheng Qi Yong	(ceased as member on 10th November 2005)	2/2

DIRECTORS' REMUNERATION

The Company enters into Directors' service agreements with each of the Executive Directors. Such agreements set out the relevant terms for remuneration. Any party to the agreement may terminate the agreement in writing by issuing a six-month notice to the other party in advance. The remuneration of the Directors was determined with reference to the operating results of the Company, market environments and the respective responsibilities of the Directors. Apart from the basic salaries, the Directors are entitled to discretionary bonuses, the availability of which is subject to the operation results of the Group and the performance of the respective Directors. For the year ended 31st December 2005, the remuneration, including equity-settled share-based payment expense and retirement benefits scheme contributions, for each of the Directors was as follows:

Name of Director		Director's Remuneration
Executive Director		(HK$)
Cai Lai Xing		7,142,000
Cai Yu Tian (Note)		–
Qu Ding		5,956,000
Lu Ming Fang		5,185,000
Lu Da Yong	(resigned on 19th December 2005)	1,892,000
Ding Zhong De		429,000
Lu Shen	(resigned on 19th December 2005)	408,000
Qian Shi Zheng		317,000
Yao Fang		214,000
Tang Jun		317,000
Independent Non-Executive Director		
Lo Ka Shui		272,000
Woo Chia-Wei		272,000
Leung Pak To, Francis		272,000

Note: Mr. Cai Yu Tian was appointed Executive Director, Vice Chairman and Chief Executive Officer of the Company on 19th December 2005, and did not receive any remuneration for 2005.

III. Accountability and Audit

PREPARATION OF FINANCIAL STATEMENTS

The financial statements of the Company and its subsidiaries for 2005 were prepared in accordance with accounting principles generally accepted in Hong Kong. The Board is responsible for preparing and reviewing the Company's accounts to ensure that they truly and fairly reflect the financial position, profits and cash flow of the Company. The management had provided the Board with sufficient and adequate information to review the Company's accounts. The Company had consistently applied applicable accounting policies, and had made prudent and reasonable judgments and estimates, and prepared its accounts on a going concern basis. The external auditors also represented their reporting responsibilities in the auditors' report for the relevant financial statements.

WORK OF THE AUDIT COMMITTEE

The Audit Committee comprises three Independent Non-Executive Directors, and is mainly responsible for reviewing accounting policies and practices adopted by the Group. The Committee is also responsible for discussing matters related to financial reporting as well as internal control and risk management, and reports to the Board with recommendations. During 2005, the Audit Committee held three meetings with a 100% attendance. Matters considered at the meetings included review of the Group's 2004 annual results, 2005 interim results, the policies for engaging the external auditors to provide non-audit services, the Audit Proposal regarding the audit for 2005, review of the Company's financial control, internal control, risk management system, and the internal audit reports. The terms of reference of the Audit Committee were published in the Company's website *www.sihl.com.hk.* During the year, attendance for the meetings of the Audit Committee was as follows:

Members of Audit Committee	Attendance/No. of meetings
Lo Ka Shui (Chairman of the Committee)	3/3
Woo Chia-Wei	3/3
Leung Pak To, Francis	3/3

Based on the results of the review on the auditors' independence and after taking into account the opinion of the management, the Audit Committee recommended the Board to re-appoint Deloitte Touche Tohmatsu as the external auditors of the Company for 2006, subject to approvals by the Shareholders at the Annual General Meeting to be held on 30th May 2006. The audit fee of the external auditors for the year 2005 was HK$7,740,000. The non-audit services provided to the Group by the Company's external auditors (including their affiliates) and the relevant fees were as follows:

Non-Audit Services	Fees (HK$)
Financial due diligence for acquisition of projects	7,484,291
Taxation advisory fee	8,332,600
Others	58,680
	15,875,571

INTERNAL CONTROL

The Group endeavours to implement a sound risk management and internal control system to provide early warning for potential risks involved in business operations and financial management and to monitor the rationale behind decisions to be made in operations and resources allocation. Internal management systems include Project Investment, Appraisal Policy Project Manager Management Manual, Financial Management System, Budget System, Connected Transactions Reporting System, Guidebook on Internal Audit System and Information Flow Guidelines.

The Company has established an Investment Appraisal Committee comprising representatives – including Hong Kong and Shanghai professionals – from different functional departments of the Company. The Committee is established to appraise the Company's investment projects from different perspectives, based on its overall business investment strategies. After conducting comprehensive analysis and discussion of key project elements, such as industry background, organizational structure, business development plans, return on investment, financial risk and legal issues, the Committee submits independent professional advice and reports to the management team. Such appraisal will also be submitted to the Executive Committee for approval, subject to guidelines regarding corporate investment decision-making process. During the year, the Committee conducted appraisals on five projects.

The Company has established an Internal Audit Department which is mainly responsible for monitoring the internal control system of the Group (including all its major subsidiaries) to ensure prudent and proper operation. The audit covers financial controls, business operations, compliance and risk management. The department also conducts independent reviews, assessment and follow-up procedures, and reports to the Audit Committee and the Board on a regular basis. The internal audit system is currently conducted in a cycle of three years. Internal audit will be conducted at every major entities under the Group for risk exposure purpose according to the significance of the individual projects. All these entities directly managed by the Group are assigned with designated officers to feedback on examinations made by the Internal Audit Department.

IV. Investors Relations

Shanghai Industrial Investment (Holdings) Co. Ltd., the controlling Shareholder of the Company, currently indirectly holds 548,076,000 shares of the Company. The percentage of shareholding is 56.6%, whilst the public shareholding is about 43.4%.

The Group places great emphasis on valuable opinion expressed by Shareholders. Each year, the Board communicates with and addresses questions raised by Shareholders at the annual general meetings. The Chairman of the Company and Chairman of Committees under the Board (or their representatives) had attended the 2005 Annual General Meeting and addressed questions raised by Shareholders.

PROCEDURES OF SHAREHOLDERS' MEETING

The notice for the Annual General Meeting of 2005 was set out in the 2004 Annual Report and dispatched to each Shareholder on 28th April 2005. The procedures of demand for poll by the Shareholders at the shareholders' meeting was set out in the proposed general mandate to repurchase shares and to issue shares and re-election of the retiring Directors set out in a circular dispatched to Shareholders on 28th April 2005 by the Company. At the 2005 Annual General Meeting held on 26th May 2005, the Chairman proposed separate resolutions for each matter to be transacted at the meeting. All resolutions were voted by poll during the meeting. Secretaries Limited, the Share Registrar of the Company, was appointed as the scrutineer and was responsible for the arrangement of the voting procedures. The Company announced the results of the poll in the following business day and published the same in the website of the Company and the Stock Exchange for inspection by each of the Shareholders.

INFORMATION FOR SHAREHOLDERS AND INVESTORS

The Group disseminates business development information on a timely basis through various channels to maintain the transparency of its operation. Apart from the annual report, interim report and circulars to Shareholders, most updated trend on its businesses were also published in press conferences and announcements, as well as the Company's website. Apart from covering the Group's business information, the Company's website also provides access to the websites of the major entities under the Group. The Company meets with analysts and overseas institutional investors from time to time, and set up an e-mail address *enquiry@sihl.com.hk* for the purpose of investor relations, so that investors can make recommendations and enquiries. During the year, the Group entered into 12 major conferences and seminars organized by associations within and outside the PRC. Meetings with over 400 institutional investors within and outside the PRC were conducted, enabling the investor community to better understand the investment strategies, operation and prospects of the Group.

The Group disseminates information to the public strictly in accordance with its internal guidelines on information disclosure. During the year, the Company arranged training for all staff with respect to the definition and handling of price-sensitive information. This ensured that the related information would be disclosed to the market a fair, timely and an accurate manner.

MECHANISM FOR THE TRADING OF THE COMPANY'S SHARES

In order to facilitate the trading of its shares in a global manner, the Company maintained a 24-hour global mechanism for the trading of its shares in the Hong Kong, New York and London markets. Investors can trade ADR Level 1 shares created by the Company in the over-the-counter market in US. Each ADR represents 10 ordinary shares of the Company. Bank of New York, US, is the depositary of the Company's ADR. In addition, the shares of the Company are also admitted to the Automated Quotation System of London Stock Exchange. Investors in Hong Kong can obtain ADR quotes and shares listing in London for each trading day of the Company's shares through the media.

V. Human Resources

REMUNERATION AND BENEFITS POLICIES

A set of effective remuneration policies has been formulated to determine remuneration and benefits for all staff. Through its performance appraisal mechanism, the Company carries out an annual review in accordance with its business performance, the individual performance of the staff, and market remuneration levels, in order to determine a reasonable and competitive compensation package for its employees. In 2005, the total number of employees was 13,966 (2004: 7,409), of whom 13,378 were stationed in Mainland China (2004: 6,823). The increase in the total number of employee was attributable to the increase in the number of fellow subsidiaries companies. This year, staff salaries, allowances and bonuses (including Directors) totaled HK$531 million (2004: HK$367 million). Meanwhile, to ensure effective recruitment and successful retention of talents, the Company offers staff a compensation package that includes a pension scheme, cash allowances, and medical and personal accident insurance.

The Company operates a defined contribution pension scheme for its qualified employees. Furthermore, in compliance with Hong Kong's Mandatory Provident Fund Schemes Ordinance, all employees are required to participate in the mandatory provident fund scheme. The assets of the two schemes are administered separately by independent custodian in accordance with relevant laws and regulations. During the year, payment to the retirement benefits schemes was approximately HK$36.6 million (2004: HK$24.21 million).

SHARE OPTIONS

Share options allow the Company to provide incentives to Directors, employees and eligible persons in a more flexible manner. Pursuant to the Share Option Scheme adopted by the Company on 31st May 2002, share options for 27,250,000 and 10,000,000 shares were granted in September 2002 and September 2005 respectively. The exercise price for the first batch of share options was HK$11.71 per share and the next was HK$14.89 per share. As at 31st December 2005, share options for 19,365,000 shares were exercised.

In addition, the Company adopted a share option scheme for Mergen on 28th May 2004. The first batch of share options for 63,500 Mergen shares was granted in December 2004. Mergen is a subsidiary in which the Company owns an 85 percent interest, the major assets of the company is a 73.26 percent stake in Sunway Biotech. Sunway Biotech is principally engaged in the development and production of cancer fighting drugs. The primary purpose for adopting the Mergen share option scheme was to offer relevant employees the opportunity to acquire a stake in Mergen, encouraging them to perform their work with the aim to appreciate Mergen's value.

Details of the share option schemes for the Company and Mergen are contained in note 41 to the financial statements.

EMPLOYEE TRAINING

The Company values the vital contribution made by its employees, and places great emphasis on fostering staff capabilities and supporting their growth. We also recognize that, in a knowledge-based and increasingly competitive environment, a competent, dedicated and committed team of employees can significantly contribute to the performance of the Company. During the year, the Company offered a variety of internal training programmes and corporate exchange activities to staff at all levels, with a view to expanding their job-related knowledge. These included seminars on specific topics, interpretations of laws and regulations, financial management and seminars on corporate investments for its member enterprises. Meanwhile, allowances are available to staff to take job-related courses. This scheme seeks to encourage employees to continue their education after work, so as to better equip themselves and broaden their horizons, allowing them to make a greater contribution to the Company.

EMPLOYEE RELATIONS

The Company has made a great deal of effort to communicate with employees at all levels and encourages them to express opinions directly to the management about the Company's operation, future development strategies, and other matters of interest to employees. Regular staff meetings are held to explain new investment initiatives, business prospects, and management philosophy, among other matters, to give employees a better understanding of the companies they belong to, and help them perform their duties with dedication and an awareness of the development direction of the Group. Since most staff are stationed either in Hong Kong or Shanghai, in order to enhance communication, the Company arranges visits between both cities and exchange meetings for the management staff of member enterprises. This helps staff share knowledge and exchange experience, cultivates teamwork, and enhances their identification and sense of belonging to the corporation.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 21st April 2006

DIRECTORS

Executive Directors



MR. CAI LAI XING

Mr. Cai, aged 63, was appointed the Chairman of the Company in March 1996. He is the chairman of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from Tongji University. He was formerly a Deputy Secretary of the Shanghai Municipal Government and was responsible for economic planning, finance and research. In addition, he was Deputy Director of the Shanghai Planning Committee and Pudong Development Office, and a Director of the Municipal Government's Research Office. He has decades of experience in economics, finance and enterprise management. In 1988, in recognition of his outstanding contribution, he was accredited as a State-Class Economist. Mr. Cai is presently a member of the National Committee of the Chinese People's Political Consultative Conference.



MR. CAI YU TIAN

Mr. Cai, aged 56, was appointed Executive Director, Vice Chairman and Chief Executive Officer of the Company in December 2005. He is also an executive director and president of Shanghai Industrial Investment (Holdings) Co. Ltd. Concurrently he is the chairman of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and vice chairman of General Water of China Co. Ltd. Mr. Cai obtained a master's degree from East China Normal University with major in global economics, and was a research associate. Mr. Cai had been the manager of Zhong Hua Enterprises Co. and the vice chairman of Shanghai Gu Bei Joint Development Co. During the period from September 1987 to November 2005, he had been the Deputy Director and the Director of the Shanghai Municipal Housing Administration Bureau, the Director of the Shanghai Municipal Housing and Land Administration Bureau and the Director of the Shanghai Municipal Housing, Land and Resources Administration Bureau respectively. Mr. Cai has more than 20 years' experience in real estate, economic and administrative management.



MR. QU DING

Mr. Qu, aged 56, joined the Company in August 2004 and is now the Executive Director, Vice Chairman and Executive Deputy CEO of the Company. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in January 1996, and is an executive director and executive vice president of SIIC. He graduated from Northeast Normal University, majored in Economic Management. Mr. Qu is designated an economist. He was the Director of the Department of International Exchange & Cooperation of Shanghai Municipal Personnel Bureau, the Director of Shanghai Municipal Professional Examinations Centre and the Director of the Public Officials Training Centre of Shanghai Municipal Personnel Bureau. He has over 30 years' experience in the fields of human resources and economic management.

MR. LU MING FANG



Mr. Lu, aged 49, joined the Company in January 2002. He is an executive director of the Company and Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC"), the chairman of Shanghai Industrial United Holdings Co. Ltd. ("SI United") and S.I. Pharmaceuticals Group Ltd., and a non-executive director and vice chairman of Lianhua Supermarket Holdings Co. Ltd. During the year, he was also the Chief Executive Officer of the Company, the chairman of Shanghai Sunway Biotech Co. Ltd. and Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd., the vice chairman of General Water of China Co. Ltd., Shanghai Pudong International Container Terminals Ltd. and a director of Shanghai Information Investment Inc. He graduated from Fudan University with a master's degree in economics and The Chinese University of Hong Kong with a master's degree in professional accounting, and is designated a senior economist. Mr. Lu has worked for Shanghai Medical Materials Company, Shanghai Municipal Drug Administration, Shanghai Wen Hui Bao and Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.). He joined SIIC in July 1995. He was deputy general manager of the assets management department of SIIC, a director and executive deputy general manager of Shanghai S. I. Capital Co. Ltd., managing director of SI United, assistant president and vice president of SIIC and general manager of its planning and finance department. He has over 20 years' management experience, including over 10 years' working experience in investment banking and listed companies.

MR. DING ZHONG DE



Mr. Ding, aged 56, was appointed an Executive Director of the Company in January 2004. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in May 1997. He is an executive director of SIIC and is the chairman of Nanyang Brothers Tobacco Co. Ltd. and vice chairman of SIIC Shanghai (Holdings) Co. Ltd. He is also a director of Shanghai Industrial United Holdings Co. Ltd. and The Wing Fat Printing Co. Ltd. He obtained a master's degree in business management from Fudan University and holds the designation of senior economist. He was the Deputy Director of Shanghai Municipal Party Committee's Research Office. He has extensive experience in economic research and enterprise management.

MR. QIAN SHI ZHENG



Mr. Qian, aged 53, was appointed an Executive Director and Deputy CEO of the Company in January 2002. He graduated from Fudan University with a master's degree in economics and a doctorate degree in management. He was the deputy head and associate professor of the faculty of accountancy at Fudan University. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in January 1998, and served as chief accountant, the general manager of the internal audit department and deputy general manager of the planning and finance department, and is currently vice president of SIIC. He has over 20 years' experience in theory and practice of finance and accounting.



MR. YAO FANG

Mr. Yao, aged 36, was appointed an Executive Director of the Company in May 2003. He is a director and general manager of Shanghai Industrial United Holdings Co. Ltd., the chairman of Guangdong Techpool Biochem. Pharma. Co. Ltd. and Shanghai Sunway Biotech Co. Ltd. He is also the vice chairman of Bright Dairy and Food Co. Ltd. and Shenzhen Kangtai Biological Products Co. Ltd. and a director of SIIC Management (Shanghai) Ltd., Shanghai Industrial Development Co. Ltd., Xiamen Traditional Chinese Medicine Co. Ltd., Liaoning Herbapex Pharmaceutical (Group) Co. Ltd., Changzhou Pharmaceutical Co. Ltd. and MicroPort Medical (Shanghai) Co. Ltd., and a non-executive director of Semiconductor Manufacturing International Corporation. He graduated from The Chinese University of Hong Kong with a master's degree in business administration. After working for Bank of Communications (Shanghai branch) and Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.), Mr. Yao joined Shanghai Industrial Investment (Holdings) Co. Ltd. in April 1996. He has over 10 years' experience of money and capital markets operations.



MR. TANG JUN

Mr. Tang, aged 39, was appointed an Executive Director of the Company in June 2004. He is the Deputy General Manager of Finance and Planning Department of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from the Chinese Communist Party School, majored in economics and management. Mr. Tang holds the designation of senior auditors, and is an associate of the Chinese Institute of Certified Public Accountants. Mr. Tang was the Deputy Director of the Foreign Funds Utilization Auditing Department, Shanghai Municipal Auditing Bureau, and has over 10 years' practical experience in the fields of auditing and finance.

Independent Non-executive Director



DR. LO KA SHUI

Dr. Lo, aged 59, was appointed an Independent Non-executive Director of the Company in March 1996. He graduated with Bachelor of Science Degree from McGill University and a M. D. from Cornell University. He is also certified in Cardiology. He has more than 26 years' experience in property and hotel development and investment both in Hong Kong and overseas. He is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited, and a Non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. He was also a Director of Hong Kong Exchanges and Clearing Limited and had served as Chairman of the Listing Committee for the Main Board and the Growth Enterprise Market.



PROF. WOO CHIA-WEI

Prof. Woo, aged 68, was appointed an Independent Non-executive Director of the Company in March 1996. He is currently Senior Advisor of Shui On Holdings Limited and President Emeritus of the Hong Kong University of Science and Technology. He serves on the Commission on Strategic Development and Council of Advisors on Innovation and Technology of HKSAR and also the Chinese People's Political Consultative Conference.



MR. LEUNG PAK TO, FRANCIS

Mr. Leung, aged 51, was appointed an Independent Non-executive Director of the Company in March 1996. He is presently the Chairman, Asia of Citigroup Global Markets and a Director of Digital China Holdings Limited. He has over 25 years of experience in corporate finance involving in capital raisings, mergers and acquisitions, corporate restructuring and reorganisation, investments and other general corporate finance advisory activities in Hong Kong and China. In 1980, he graduated with a master's degree in business administration from University of Toronto, Canada.

Senior Management



MR. ZHOU JIE

Mr. Zhou, aged 38, was appointed a Deputy CEO of the Company in January 2002. He is a vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC"). He is also the chairman of Hangzhou Huqingyutang Pharmaceutical Co. Ltd.; a director of Shanghai Industrial United Holdings Co. Ltd., Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Shanghai Sunway Biotech Co. Ltd., The Wing Fat Printing Co. Ltd. and Shanghai Information Investment Inc., a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd., and the chairman of the supervisory committee of Bright Dairy and Food Co. Ltd. He graduated from Shanghai Jiaotong University with a master's degree in engineering management. Mr. Zhou joined SIIC in May 1996 and previously held the positions of chairman and general manager of Shanghai SI. Capital Co. Ltd. He was formerly the deputy general manager of the investment banking head office of Shanghai Wanquo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.). He has over 10 years' experience in investment banking and capital markets operation.



MS. WANG XIAO DONG, SHANEL

Ms. Wang, aged 44, was appointed a Deputy CEO of the Company in August 2002. She is also a director and general manager of General Water of China Co. Ltd. She graduated from Peking University with a bachelor's degree in law. She had worked for the Chinese Securities Market Research and Planning Centre, DBS Asset Management Ltd. and BOC International Holdings Ltd. and served as dealer in bond, capital and stock markets, fund manager of DBSAM and managing director of BOCI Asia Ltd. Ms. Wang has more than 10 years' professional working experience in the field of securities, investment and corporate finance.



MR. ZHOU JUN

Mr. Zhou, aged 37, was appointed a Deputy CEO of the Company in December 2005. He is also the vice chairman of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. He graduated from Nanjing University and Fudan University with a bachelor's and a master's degree in economics (international finance). Mr. Zhou worked for Guotai Securities Company Limited (now Guotai Junan Securities Co.) before joining Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in April 1996. Management positions he had held within the SIIC group of companies include deputy general manager of SIIC Real Estate Holdings (Shanghai) Co. Ltd. deputy general manager of Shanghai United Industrial Co. Ltd. (now Shanghai Industrial United Holdings Co. Ltd.), chairman and general manager of Shanghai Galaxy Investment Co. Ltd. and general manager of strategic investment department of SIIC. Mr Zhou has more than 10 years' professional experience in securities, investment, real estate and project planning.



MS. WONG MEI LING, MARINA

Ms. Wong, aged 39, joined the Company in March 1997 and was appointed the Company Secretary of the Company in October 2004. She is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. She graduated from City University of Hong Kong with a bachelor of arts in accountancy. She also holds a master's degree in business administration awarded by the University of Wales and the University of Manchester in United Kingdom. Ms. Wong has over 10 years of professional experience in company secretarial practice.



MR. LEUNG LIN CHEONG, ROGER

Mr. Leung, aged 52, joined the Company in March 1996 and was appointed Chief Legal and Compliance Officer of the Company in October 2004. He is also the Chief Legal and Compliance Officer of Shanghai Industrial Investment (Holdings) Co. Ltd. He is a Fellow of The Institute of Chartered Secretaries and Administrators, The Hong Kong Institute of Chartered Secretaries, The Chartered Institute of Management Accountants and the Hong Kong Institute of Certified Public Accountant. He also holds a master's degree in business administration from Brunel University in U.K. in conjunction with Henley Management College. He has many years of management experience in legal affairs and compliance, listed corporate secretarial practice and administration.



MR. ZHAI PU, PHILIP

Mr. Zhai, aged 31, was appointed Head of Investments for the Company in November 2003. He graduated from Tsinghua University with a bachelor's degree in engineering. He obtained his PhD degree from Cambridge University. His research interests have been focusing on business strategy for MNCs in China, sino-foreign joint venture management and investment analysis. He worked for Cybercity Investments and Vision Century Corporation, participating in the co-ordination of project investment and capital management in Hong Kong and Mainland China.



MS. CHAN YAT YING, CHERIE

Ms. Chan, aged 38, joined the Company in November 1996 and was appointed the Chief Financial Officer of the Company in September 2004. Ms. Chan is also the Deputy General Manager of Finance and Planning Department of Shanghai Industrial Investment (Holdings) Co. Ltd. She graduated from University of Hong Kong with a bachelor's degree in social sciences. She also holds a master's degree in financial management awarded by the University of London. Ms. Chan is a member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants. Ms. Chan has extensive working experience in banking and accounting professions.

Senior Management of Member Companies

MR. LI WEI DA

Mr. Li, aged 58, is the vice chairman of SIIC Management (Shanghai) Ltd. and a director of Shanghai Industrial Investment (Holdings) Co. Ltd., the chairman of Chia Tai Qingchunbao Pharmaceutical Co. Ltd. and the chairman of the supervisory committee of Shanghai Industrial United Holdings Co. Ltd. He graduated from Shanghai Second Polytechnical University with a degree in auto control. He was the deputy general manager of Shanghai Bearing Limited. Mr. Li has over 30 years' experience of industrial enterprise management.

MR. WANG ZHENG GANG

Mr. Wang, aged 55, is a director and general manger of SIIC Management (Shanghai) Ltd. and the chairman of Shanghai Huizhong Automotive Manufacturing Co. Ltd., Shanghai Wanzhong Automotive Components Co. Ltd., vice chairman of Zhejiang Jinhua Yongjin Expressway Co. Ltd., Shanghai SIIC Transportation Electric Co. Ltd. and a director of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. He graduated from the School of Management of Fudan University with a master's degree in economics. He was the head of Shanghai Dongfeng Rubber No.2 Factory, Principal of Shanghai Dongfeng Farm, the vice chairman and general manager of Shanghai Agricultural Industrial and Commercial Corporation Ltd. and the director and general manager of SIIC Africa Enterprise Ltd. and the general manager of the enterprise management department of SIIC. Mr. Wang has over 30 years' experience of enterprise management.

MR. CHEN SHU ZI

Mr. Chen, aged 58, is the vice chairman and general manager of Nanyang Brothers Tobacco Co. Ltd. He graduated from Fudan University with a master's degree in economics management. He was a director and deputy general manager of Shanghai Rubber Tyre (Group) Ltd. He has extensive professional experience in enterprise management.

MR. WEN SONG QUAN

Mr. Wen, aged 59, is the chairman of The Wing Fat Printing Co. Ltd. He is also a director of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from the Shanghai Academy of Printing. He was the deputy head of the Shanghai No. 10 Printing Factory, head of the People's Printing Machinery Construction Factory, deputy head of the Committee of China Packaging Technology Association and the general manager of the Shanghai Packaging Company. Mr. Wen has extensive experience in printing management.

MR. JIN GUO MING

Mr. Jin, aged 46, is a director and general manager of The Wing Fat Printing Co. Ltd. He is also the chairman and general manager of Zhejiang Rongfeng Paper Co. Ltd., the vice chairman of Hebei Yongxin Paper Co. Ltd., a director of Xuchang Yongchang Printing Co. Ltd. and Chengdu Wing Fat Printing Co. Ltd. He graduated from Zhejiang Institute of Metallurgy Economic. He also holds the designation of international business profession. Mr. Jin was the deputy general manager of Shanghai Packaging Co. He has over 20 years of experience in printing industry.

MR. JIANG BEN FU

Mr. Jiang, aged 60, is a director and general manager of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and a director of Zhejiang Jinhua Yongjin Expressway Co. Ltd. and SIIC Management (Shanghai) Ltd. He graduated from Jiangxi Finance and Economy Institution majored in accountancy, and he is designated an accountant. He was the deputy general manager of CNTIC Nan Fang I&E Co. and has over 30 years' experience of finance and enterprise management.

MR. FENG GEN SHENG

Mr. Feng, aged 71, is the vice chairman and chief executive of Chia Tai Qingchunbao Pharmaceutical Co. Ltd., the chairman of China (Hangzhou) Qingchunbao Group Co. Ltd. and Hangzhou Huqingyutang Drugstore Co. Ltd., and the vice chairman of Hangzhou Huqingyutang Pharmaceutical Co. Ltd. He is designated senior economist and is a certified pharmacist. He was the first ever recipient of the country's Excellent Entrepreneur of the State award. He has been a director of Hangzhou No. 2 Chinese Herbal Medicine Factory since 1972, and has over 50 years of experience in the pharmaceutical industry and enterprise management.

MS. WANG JIA FENG

Ms. Wang, aged 54, is the chairman and general manager of Bright Dairy and Food Co. Ltd. She is the vice president of IDF China, deputy director of the China Dairy Association, deputy director of China Industrial Association and the chairman of Shanghai Dairy Association. She was the director of Industrial & Foreign Economical Division SAICG and the chairman and general manager of Shanghai Dairy (Group) Co. Ltd. Ms. Wang graduated from Central TV University with a degree in engineering enterprise management. She furthered her study at East China Normal University and obtained a master's degree in international economics, subsequently obtained a EMBA master's degree from China Europe International Business School. She holds the designation of senior economist and has received the Excellent Entrepreneur of the State award. She has over 30 years' experience of enterprise management.

MR. ZHANG HONG

Mr. Zhang, aged 40, is a director and general manager of Shanghai Huizhong Automotive Manufacturing Co. Ltd. and Shanghai Wanzhong Automotive Components Co. Ltd. He graduated from Nanchang Institute of Aeronautical Technology with a bachelor's degree in material engineering and welding. He served as deputy head of the technical section of Shanghai Automobile Chassis Plant and general manager of Shanghai Automotive Brake Systems Co. Ltd. He has over 10 years of experience in the automotive components industry.

MR. HU FANG

Mr. Hu, aged 56, is the president of Shanghai Sunway Biotech Co. Ltd. He graduated form Shanghai Second Medical University with a doctorate degree, and later conducted a postdoctorate study at the University of California, San Francisco. He was the chairman of Hangzhou Jiu Yuan Gene Engineering Company, president of Zhongshi International Biotic Medical Group and the head of Beijing Saiyin Biological Technology Research Institute. He has over 20 years' experience in biogenetic study.

MR. QIAN YI

Mr. Qian, aged 53, is the vice chairman and executive president of Shanghai Sunway Biotech Co. Ltd. He graduated from Fudan University with a bachelor's degree in enterprise management and obtained a master's degree in business administration from East China Normal University. He holds the designation of senior economist. He served as deputy head of Shanghai Boiler Works Ltd., deputy chief economist of Shanghai Heavy Machinery Plant, Head of Shanghai Electric (Group) Corp. He has extensive experience in enterprise management.

MR. FENG HE

Mr. Feng, aged 48, is a director and general manager of Hangzhou Huqingyutang Pharmaceutical Co. Ltd. and a director of Hangzhou Huqingyutang Drugstore Co. Ltd. He is designated an economist and has served as head of the supply and marketing section of Hangzhou Huqingyutang Pharmaceutical Factory, the manager and head of foreign trade section of Hainan Qingyu Industrial Co. and the deputy general manager of sales and executive deputy general manager of Hangzhou Huqingyutang Pharmaceutical Factory Co. Ltd. He has over 20 years of experience in the pharmaceutical industry.

MR. QIANG SHI FA

Mr. Qiang, aged 39, is a director and general manager of Xiamen Traditional Chinese Medicine Co. Ltd. He graduated from Xiamen University where he majored in chemistry and obtained a master's degree in science. He is a certified pharmacist, and holds the designation of senior engineer. Mr. Qiang joined Xiamen Traditional Chinese Medicine Factory in 1990. He was the general manager of Xiamen Dinglu Ind. Corp. and the factory director of Xiamen Traditional Chinese Medicine Factory. He has extensive experience in enterprise management in the pharmaceutical industry.

MR. ZHENG JI YU

Mr. Zheng, aged 43, is the vice chairman and general manager of Liaoning Herbapex Pharmaceutical (Group) Co. Ltd. He graduated from L'Ecole Nationale Superieure des mines de Nancy with a master's degree. He is designated an economist. Mr. Zheng was recognized as an Excellent Entrepreneur of Liaoning Province, one of the Top Ten Young Entrepreneurs of Liaoning Province and is a representative of Liaoning Province for the Tenth National People's Congress. Before he took up his current position in 1999, he was the Office Director of the Real Estate Management Office of Huanren County, Liaoning Province and the Chief of Guaimozi Town of Huanren County. He has over 20 years of experience in local government administration and enterprise management.

MR. SUN WEI GUO

Mr. Sun, aged 54, is the director and deputy general manager of Shanghai Industrial United Holdings Co. Ltd. He is the chairman of Changzhou Pharamcential Co. Ltd and Chifeng Arker Pharmaceutical Technology Co. Ltd, and a director of SIIC Management (Shanghai) Ltd. He graduated from East China Normal University with a master's degree, and holds the designation of economist. He was the deputy chief of Shanghai Dongfeng Farm and general manager of Shanghai Agriculture, Industry & Commerce Group Xiangming Corporation. He has several decades' experience in enterprise management.

MR. WANG ZHEN

Mr. Wang, aged 47, is the deputy general manager of Shanghai Industrial United Holdings Co. Ltd. He is a director of Guangdong Techpool Biochem Pharma Co. Ltd and Shenzhen Kangtai Biological Products Co. Ltd. He graduated from Macao University of Science and Technology with a master's degree in business administration. He was the deputy director of Shanghai No. 3 Traditional Chinese Medicines Factory and worked for Shanghai Medical Materials Export Company as manager, for Shanghai Medical Materials Patent Medicine Company as deputy general manager, for Shanghai Lei's Pharmaceutical Co. Ltd. as chairman, and for Shanghai Pharmaceutical (Group) Co. Ltd. as heads of the marketing department and operation & management department. He has extensive experience in the pharmaceutical business.

MR. WU JIAN ZHUANG

Mr. Wu, aged 59, is the chairman of Xiamen Traditional Chinese Medicine Co. Ltd. and Liaoning Herbapex Pharmaceutical (Group) Co. Ltd., a director of SIIC Management (Shanghai) Ltd., Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Hangzhou Huqingyutang Pharmaceutical Co. Ltd., Hangzhou Huqingyutang Drugstore Co. Ltd. and MicroPort Medical (Shanghai) Co. Ltd., and a committee member of the supervisory committee of Shanghai Industrial United Holdings Co. Ltd. He graduated from East China Normal University with a master's degree in economics. He was the general manager of Shanghai Dairy Co. and Shanghai Agriculture Investment Co., and has over 30 years of experience in corporate administrative management.

MR. DAI PEI MIN

Mr. Dai, aged 50, is the chairman of Shanghai Medical Instruments Co. Ltd. He graduated from Fudan University and holds a degree in business management. He was a director and executive deputy general manager of S.I. Logistic Holdings Ltd., vice president of EAS International Transportation Ltd. and deputy general manager of Shanghai SITICO Real Estate Co. He has over 22 years' experience in enterprise management.

MR. LI QIU

Mr. Li, aged 50, is the general manager of Shanghai Medical Instruments Co. Ltd. Mr. Li is the vice president of Shanghai Medical Instrument Trade Association. He was the vice chief supervisor and general manager of Shanghai Medical Instrument Group. He graduated from Shanghai Normal University with a bachelor's degree in politics, and later obtained a master's degree in economics from Fudan University. He has over 30 years of experience in the equipment instrument industry.

MR. MA XIAO PENG

Mr. Ma, aged 59, is the chairman and general manager of Changzhou Pharmaceutical Co. Ltd. and the chairman and general manager of Changzhou Pharmaceutical Factory Co. Ltd. and Changzhou Pharmacy Co. Ltd. He was the director of Changzhou No. 4 Pharmaceutical Factory and Changzhou Sanitary Materials Factory. He graduated from Jiangsu Radio and TV University, majored in industry and enterprise management, and obtained a post-secondary qualification. He holds the designation of senior economist and Prominent Entrepreneurs of the Province. He has over 30 years' experience of the production, operation and management of pharmaceutical enterprises.

MR. FU HE LIANG

Mr. Fu, aged 45, is the president of Guangdong Techpool Biochem Pharma Co. Ltd. He is employed as a part-time professor in the department of biology at Peking University and also serves as a consultant to the Expert Group on Biotechnology for Guangzhou Municipal Government, executive council member of China Biochemical Pharmaceutical Industry Association, executive member of the Guangdong Pharmaceutical Association and a member of the Guangdong Committee of the Chinese People's Political Consultative Conference. He worked for Jinhua Bioscience United Co. as general manager. Mr. Fu graduated from Nanjing University with a doctorate degree in biochemistry. He is designated a senior pharmaceutical engineer.

MR. WANG SU NAN

Mr. Wang, aged 55, is the director and general manager of SI United Changcheng Pharmaceutical Co. Ltd. He was the director of Yakeshi Medicine Factory in Inner Mongolia, director of Yakeshi Animal Medicine Factory, deputy general manager of Changzhou Pharmaceutical Co. Ltd. and director of Changzhou Pharmaceutical Factory. He furthered his professional studies and acquired a post-secondary qualification in pharmacy at the Shenyang Pharmacy Institute. He is designated senior engineer, pharmacist and economist, and has over 30 years of experience in the pharmaceutical industry and enterprise management.

MS. YU XIAO LI

Ms. Yu, aged 43, is the director and general Manager of Chifeng Arker Pharmaceutical Technology Co. Ltd. She was the deputy section head of the technology division and deputy director of the Medicine Research Institute of Chifeng Pharmaceutical Factory. She graduated with a bachelor's degree from Shenyang Pharmaceutical University and is designated senior engineer. She has approximately 20 years' experience of pharmaceutical research and development, and in enterprise management.

MR. LI ZHAN WEN

Mr. Li, aged 43, is the director and general manager of Chifeng Mysun Pharma Co. Ltd., and chairman of Chifeng Leimeng Medicine Distributing Co. Ltd. and Chifeng Leimeng Pharmacy Chain Co. Ltd. He was the operation director of Chifeng Pharmaceutical Factory, and deputy general manager of Chifeng Pharmaceutical (Group) Co. Ltd. He has over 20 years of experience in enterprise management.

DIRECTORS' REPORT

The Directors have pleasure in presenting their annual report and the audited financial statements of Shanghai Industrial Holdings Limited (the "Company") and its subsidiaries (collectively referred to as "the Group") for the year ended 31st December 2005.

PRINCIPAL ACTIVITIES

The Group is principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

Details of the principal subsidiaries, jointly controlled entities and associates at 31st December 2005 are set out in notes 55, 56 and 57 to the financial statements respectively.

RESULTS AND DIVIDENDS

The results of the Group for the year ended 31st December 2005 are set out in the consolidated income statement on page 61 of this annual report.

An interim dividend of HK20 cents per share was paid during the year. The Directors recommended a final dividend of HK22 cents per share to the Shareholders whose names appear on the register of members of the Company on 30th May 2006.

FINANCIAL SUMMARY

A summary of the financial information of the Group for the year ended 31st December 2005 and the financial information of the Group for the previous four years is set out on page 162 of this annual report.

SHARE CAPITAL

Changes in the share capital of the Company during the year are set out in note 40 to the financial statements.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity and note 42 to the financial statements.

INVESTMENT PROPERTIES

At 31st December 2005, the investment properties of the Group were revalued by an independent property valuer based on an open market value on existing use basis at HK$51.8 million. Details are set out in note 16 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 17 to the financial statements.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The Directors of the Company during the year and up to the date of this report were:

Executive Directors:

Cai Lai Xing	*(Chairman)*	
Cai Yu Tian	*(Vice Chairman, Chief Executive Officer)*	(appointed on 19th December 2005)
Qu Ding	*(Vice Chairman, Executive Deputy CEO)*	
Lu Ming Fang		
Lu Da Yong		(resigned on 19th December 2005)
Ding Zhong De		
Lu Shen		(resigned on 19th December 2005)
Qian Shi Zheng	*(Deputy CEO)*	
Yao Fang		
Tang Jun		

Independent Non-Executive Directors:

Lo Ka Shui
Woo Chia-Wei
Leung Pak To, Francis

In accordance with Articles 92 and 101 of the Company's Articles of Association, Mr. Cai Yu Tian, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis retire and, being eligible, offer themselves for re-election.

The term of office of each of the Independent Non-Executive Directors shall be terminated on whenever is the earlier of (i) 1st January 2008 and (ii) the Independent Non-Executive Directors ceasing to be a Director for any reasons pursuant to the Company's Articles of Association or any other applicable laws.

None of the Directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31st December 2005, the interests and short positions of the Directors and Chief Executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO, as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(I) Interests in shares and underlying shares of the Company

(a) Ordinary shares

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of issued share capital
Cai Lai Xing	Beneficial owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial owner	Personal	4,200,000	0.43%
Ding Zhong De	Beneficial owner	Personal	200,000	0.02%
Qian Shi Zheng	Beneficial owner	Personal	200,000	0.02%
Yao Fang	Beneficial owner	Personal	200,000	0.02%

All interests stated above represented long positions.

(b) Share options

Name of Director	Capacity	Number of share options held	Percentage of issued share capital
Cai Lai Xing	Beneficial owner	800,000	0.08%
Qu Ding	Beneficial owner	560,000	0.06%
Lu Ming Fang	Beneficial owner	480,000	0.05%
Qian Shi Zheng	Beneficial owner	300,000	0.03%
Tang Jun	Beneficial owner	300,000	0.03%

(II) Interests in shares of associated corporation of the Company

Publicly tradable shares of SI United

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Lu Ming Fang	Beneficial owner	Personal	15,000	0.005%
Ding Zhong De	Beneficial owner	Personal	15,000	0.005%

All interests stated above represented long positions.

Save as disclosed above, as at 31st December 2005, none of the Directors nor Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SHARE OPTIONS

Particulars of the share option schemes adopted by the Group are set out in note 41 to the financial statements.

During the year, the movements in the share options to subscribe for the Company's shares were as follows:

	Date of grant	Exercise price per share HK$	Number of shares subject to share options: Outstanding at 1.1.2005	Granted during the year	Exercised during the year	Outstanding at 31.12.2005
Category 1: Directors						
Cai Lai Xing	2.9.2005	14.89	–	800,000	–	800,000
Qu Ding	10.9.2002	11.71	500,000	–	(500,000)	–
	2.9.2005	14.89	–	560,000	–	560,000
Lu Ming Fang	2.9.2005	14.89	–	480,000	–	480,000
Qian Shi Zheng	2.9.2005	14.89	–	300,000	–	300,000
Tang Jun	2.9.2005	14.89	–	300,000	–	300,000
Total for Directors			500,000	2,440,000	(500,000)	2,440,000

	Date of grant	Exercise price per share HK$	Number of shares subject to share options: Outstanding at 1.1.2005	Granted during the year	Exercised during the year	Outstanding at 31.12.2005
Category 2: Employees						
	10.9.2002	11.71	15,780,000	–	(8,395,000)	7,385,000
	2.9.2005	14.89	–	4,560,000	–	4,560,000
Total for employees			15,780,000	4,560,000	(8,395,000)	11,945,000
Category 3: Others						
	2.9.2005	14.89	–	3,000,000	–	3,000,000
Total for all categories			16,280,000	10,000,000	(8,895,000)	17,385,000

Share options granted in September 2002 ("First Lot Share Options") under the Company's share option scheme are exercisable in three batches within a period of three and a half years commencing from six months after the respective dates of acceptance of the share options.

Share options granted in September 2005 ("Second Lot Share Options") under the Company's share option scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches.

During the year, the weighted average closing price of the Company's shares on the trading day immediately before the respective dates on which the First Lot Share Options were exercised was HK$15.75.

The closing price of the Company's shares on the trading day immediately before 2nd September 2005, being the date of grant of the Second Lot Share Options, was HK$14.85.

DIRECTORS' RIGHT TO ACQUIRE SHARES AND DEBENTURES OF THE COMPANY

Save as disclosed under the section of "Share Options" above, at no time during the year was the Company or any of its holding companies, fellow subsidiaries or subsidiaries a party to any other arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31st December 2005, the interests and short positions of the substantial Shareholders of the Company and other persons, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO, are set out below:

Ordinary shares

Name of Shareholder	Capacity	Nature of interests	Number of issued ordinary shares beneficially held	Percentage of the issued share capital of the Company
(a) *Long Positions*				
SIIC	Interests held by controlled corporations	Corporate	548,076,000 (note (i))	56.65%
Templeton Asset Management Limited	Beneficial owner	Corporate	48,436,253	5.01%
(b) *Short Positions*				
SIIC	Interests held by controlled corporations	Corporate	87,653,993 (note (ii))	9.06%

Notes:

(i) SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 ordinary shares of the Company respectively. SIIC owns 100% of SIIC CM Development and STC respectively whereas STC owns 100% of SIH, which in turn owns 100% of SIIC Capital.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by STC due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

Save as disclosed above, no other persons had any interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 31st December 2005.

CONNECTED TRANSACTIONS

Details of the discloseable connected transactions for the year are set out in note 52(i) to the financial statements. Save as disclosed therein, there were no other transactions which need to be disclosed as connected transactions in accordance with the requirements of Chapter 14A of the Listing Rules.

The Independent Non-Executive Directors have reviewed the continuing connected transactions set out in note 52(i) to the financial statements and in their opinion, these transactions entered into by the Group were:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; and

(iii) in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of the Shareholders of the Company as a whole.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company, or any of its subsidiaries, and its holding company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

COMPETING INTERESTS

The ultimate holding company of the Company, SIIC, has interest in SIICI.

SIICI has interest in SMU Biotech. SMU Biotech is principally engaged in the manufacturing and distribution of recombinant streptokinase for injection which is used for emergency treatment to dissolve blood clog from myocardial infection.

Save as disclosed above, during the year ended 31st December 2005, none of the Directors or the substantial Shareholders of the Company had an interest in a business, which competes or may compete with the business of the Group.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, both the aggregate sales attributable to the Group's five largest customers and the aggregate purchases attributable to the Group's five largest suppliers were less than 30% of the Group's total sales and purchases respectively.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DONATIONS

During the year, the Group made charitable and other donations totalling HK$1,242,000.

RETIREMENT BENEFITS SCHEMES

Details of the Group's retirement benefits schemes are set out in note 51 to the financial statements.

POST BALANCE SHEET EVENTS

Details of significant post balance sheet events are set out in note 58 to the financial statements.

CORPORATE GOVERNANCE

The corporate governance principals and practices adopted by the Company are set out in the Corporate Governance Report on pages 32 to 41 of this annual report.

AUDITORS

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board



Cai Lai Xing
Chairman
Hong Kong, 21st April 2006

AUDITORS' REPORT

Deloitte.
德勤

TO THE SHAREHOLDERS OF SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業控股有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements of Shanghai Industrial Holdings Limited (the"Company") and its subsidiaries (the"Group") from pages 61 to 161 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong 21st April 2006

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December 2005

	Notes	2005 HK$'000	2004 HK$'000 (As restated)
Turnover	7	**6,025,285**	3,428,939
Cost of sales		**(3,719,705)**	(1,505,051)
Gross profit		**2,305,580**	1,923,888
Investment income	8	**389,460**	233,570
Other income		**162,361**	31,127
Distribution costs		**(830,374)**	(741,799)
Administrative expenses		**(716,676)**	(401,784)
Other expenses		**(9,648)**	(144,532)
Finance costs	9	**(82,024)**	(19,317)
Share of results of jointly controlled entities		**2,839**	76,201
Share of results of associates		**102,532**	254,132
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities	10	**180,661**	698,523
Allowance for amount due from a jointly controlled entity		**–**	(33,376)
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and jointly controlled entities		**(26,185)**	(191,232)
Impairment loss on assets classified as held for sale	37	**(31,247)**	–
Discount on acquisition of additional interests in subsidiaries		**2,324**	–
Profit before taxation		**1,449,603**	1,685,401
Income tax expenses	11	**(194,042)**	(186,152)
Profit for the year	12	**1,255,561**	1,499,249
Attributable to			
-- Equity holders of the Company		**1,027,940**	1,377,660
-- Minority interests		**227,621**	121,589
		1,255,561	1,499,249
Dividends	14	**529,805**	495,067
Earnings per share	15		
-- Basic		**HK$1.07**	HK$1.45
-- Diluted		**HK$1.06**	HK$1.42

CONSOLIDATED BALANCE SHEET

At 31st December 2005

	Notes	2005 HK$'000	2004 HK$'000 (As restated)
Non-Current Assets			
Investment properties	16	**51,830**	45,672
Property, plant and equipment	17	**2,404,338**	1,892,434
Prepaid lease payments – non-current portion	18	**225,238**	185,782
Toll road operating right	19	**1,776,798**	1,784,651
Other intangible assets	20	**95,077**	39,206
Goodwill	21	**397,987**	346,204
Negative goodwill	22	–	(2,203)
Interests in jointly controlled entities	24	**2,390,508**	2,139,789
Interests in associates	25	**3,868,057**	4,367,157
Available-for-sale investments	26	**321,054**	–
Investments in other projects	27	–	51,032
Investments in securities	28	–	245,512
Loan receivables – non-current portion	29	**4,277**	2,748
Deposits paid on acquisition of property, plant and equipment	30	**26,326**	25,821
Deposit paid on acquisition of a subsidiary	31	**68,269**	–
Derivative financial instruments	32	**6,421**	–
Deferred tax assets	44	**25,876**	33,232
		11,662,056	11,157,037
Current Assets			
Inventories	33	**1,215,725**	877,785
Trade and other receivables	34	**1,539,861**	1,487,294
Prepaid lease payments – current portion	18	**8,129**	2,162
Loan receivables – current portion	29	**62,757**	–
Investments held-for-trading	35	**1,070,042**	–
Investments in securities	28	–	1,084,036
Placement of deposits with financial institutions		–	188,962
Pledged bank deposits	36	**28,000**	43,121
Bank balances and cash	36	**6,040,400**	5,766,464
		9,964,914	9,449,824
Assets classified as held for sale	37	**345,185**	–
		10,310,099	9,449,824
Current Liabilities			
Trade and other payables	38	**1,297,662**	1,226,846
Taxation payable		**65,236**	96,816
Short-term bank and other borrowings	39	**1,320,175**	1,240,645
		2,683,073	2,564,307
Net Current Assets		**7,627,026**	6,885,517
Total Assets Less Current Liabilities		**19,289,082**	18,042,554

At 31st December 2005

	Notes	2005 HK$'000	2004 HK$'000 (As restated)
Capital and Reserves			
Share capital	40	**96,753**	95,864
Reserves		**16,279,139**	15,518,997
Equity attributable to equity holders of the Company		**16,375,892**	15,614,861
Minority interests		**1,832,137**	1,476,366
Total Equity		**18,208,029**	17,091,227
Non-Current Liabilities			
Long-term bank and other borrowings	39	**973,574**	859,390
Deferred tax liabilities	44	**107,479**	91,937
		1,081,053	951,327
		19,289,082	18,042,554

The financial statements on pages 61 to 161 were approved and authorised for issue by the Board of Directors on 21st April 2006 and are signed on its behalf by:



Lu Ming Fang
Executive Director



Qian Shi Zheng
Executive Director

BALANCE SHEET

At 31st December 2005

	Notes	2005 HK$'000	2004 HK$'000 (As restated)
Non-Current Assets			
Property, plant and equipment	17	**6,134**	5,462
Interest in subsidiaries	23	**1,023,154**	772,897
Interest in a jointly controlled entity	24	**141,673**	141,673
Derivative financial instruments	32	**6,421**	–
		1,177,382	920,032
Current Assets			
Deposits, prepayments and other receivables		**13,345**	18,735
Amounts due from subsidiaries	43	**13,271,642**	12,620,166
Dividend receivable		**–**	763,000
Bank balances and cash		**2,112,664**	2,127,892
		15,397,651	15,529,793
Current Liabilities			
Other payables and accrued charges		**38,873**	46,929
Amounts due to subsidiaries	43	**387,734**	500,195
Short-term bank borrowings	39	**800,000**	800,000
		1,226,607	1,347,124
Net Current Assets		**14,171,044**	14,182,669
Total Assets Less Current Liabilities		**15,348,426**	15,102,701
Capital and Reserves			
Share capital	40	**96,753**	95,864
Reserves	42	**14,451,673**	14,206,837
		14,548,426	14,302,701
Non-Current Liabilities			
Long-term bank borrowings	39	**800,000**	800,000
		15,348,426	15,102,701

Lu Ming Fang
Executive Director

Qian Shi Zheng
Executive Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st December 2005

	Attributable to equity holders of the Company													
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Investment property revaluation reserve HK$'000	Other revaluation reserve HK$'000	Hedging reserve HK$'000	Translation reserve HK$'000	Goodwill reserve HK$'000	PRC statutory reserves HK$'000	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st January 2004	94,575	9,886,904	-	1,071	514	-	-	33,820	(927,282)	317,792	5,083,446	14,490,840	380,934	14,871,774
Exchange difference arising from translation of financial statements of PRC operations	-	-	-	-	-	-	-	2,119	-	-	-	2,119	(78)	2,041
Share of exchange difference arising from translation of financial statements of PRC operations of a jointly controlled entity	-	-	-	-	-	-	-	106	-	-	-	106	-	106
Share of exchange difference arising from translation of financial statements of PRC operations of an associate	-	-	-	-	-	-	-	6	-	-	-	6	-	6
Net income recognised directly in equity	-	-	-	-	-	-	-	2,231	-	-	-	2,231	(78)	2,153
Profit for the year	-	-	-	-	-	-	-	-	-	-	1,377,660	1,377,660	121,589	1,499,249
Realised on disposal of interest in subsidiaries	-	-	-	-	-	-	-	(286)	-	(736)	736	(286)	-	(286)
Realised on deemed disposal of interest in a subsidiary	-	-	-	-	-	-	-	-	1,140	-	-	1,140	-	1,140
Impairment loss recognised in respect of goodwill relating to jointly controlled entities	-	-	-	-	-	-	-	-	88,637	-	-	88,637	-	88,637
Impairment loss recognised in respect of an associate	-	-	-	-	-	-	-	(110)	-	-	-	(110)	-	(110)
Total recognised income and expense for the year	-	-	-	-	-	-	-	1,835	89,777	(736)	1,378,396	1,469,272	121,511	1,590,783
Exercise of share options	1,289	-	-	-	-	-	-	-	-	-	-	1,289	-	1,289
Premium arising on issue of shares	-	145,854	-	-	-	-	-	-	-	-	-	145,854	-	145,854
Transaction costs attributable to issue of new shares	-	(127)	-	-	-	-	-	-	-	-	-	(127)	-	(127)
Recognition of equity-settled share-based payment expenses	-	-	2,800	-	-	-	-	-	-	-	-	2,800	-	2,800
Transfers	-	-	-	-	-	-	-	-	-	68,018	(68,018)	-	-	-
Acquired on acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	1,066,466	1,066,466
Capital contributions by minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	84,393	84,393
Deemed disposal of interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(64,386)	(64,386)
Dividends paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(111,026)	(111,026)
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(1,526)	(1,526)
Dividends paid (Note 14)	-	-	-	-	-	-	-	-	-	-	(495,067)	(495,067)	-	(495,067)
At 31st December 2004 and 1st January 2005	95,864	10,032,631	2,800	1,071	514	-	-	35,655	(837,505)	385,074	5,898,757	15,614,861	1,476,366	17,091,227
Effect of adoption of new accounting policies	-	-	-	-	(514)	-	(3,328)	-	837,505	-	(834,788)	(1,125)	-	(1,125)
At 1st January 2005 – as restated	95,864	10,032,631	2,800	1,071	-	-	(3,328)	35,655	-	385,074	5,063,969	15,613,736	1,476,366	17,090,102

For the year ended 31st December 2005

	Attributable to equity holders of the Company													
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Investment property revaluation reserve HK$'000	Other revaluation reserve HK$'000	Hedging reserve HK$'000	Translation reserve HK$'000	Goodwill reserve HK$'000	PRC statutory reserves HK$'000	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st January 2005 – as restated	95,864	10,032,631	2,800	1,071	–	–	(3,328)	35,655	–	385,074	5,063,969	15,613,736	1,476,366	17,090,102
Gains on cash flow hedges	–	–	–	–	–	–	9,749	–	–	–	–	9,749	–	9,749
Exchange difference arising from translation of financial statements of PRC operations	–	–	–	–	–	–	–	76,942	–	–	–	76,942	23,186	100,128
Share of exchange difference arising from translation of financial statements of PRC operations of jointly controlled entities	–	–	–	–	–	–	–	44,177	–	–	–	44,177	–	44,177
Share of exchange difference arising from translation of financial statements of PRC operations of associates	–	–	–	–	–	–	–	20,334	–	–	–	20,334	–	20,334
Net income recognised directly in equity	–	–	–	–	–	–	9,749	141,453	–	–	–	151,202	23,186	174,388
Profit for the year	–	–	–	–	–	–	–	–	–	–	1,027,940	1,027,940	227,621	1,255,561
Realised on disposal of interest in subsidiaries	–	–	–	–	–	–	–	11	–	–	–	11	–	11
Realised on disposal of interest in jointly controlled entities	–	–	–	–	–	–	–	(3,576)	–	(800)	–	(4,376)	–	(4,376)
Realised on disposal of interest in an associate	–	–	–	–	–	–	–	(26)	–	–	–	(26)	–	(26)
Total recognised income and expense for the year	–	–	–	–	–	–	9,749	137,862	–	(800)	1,027,940	1,174,751	250,807	1,425,558
Exercise of share options	889	–	–	–	–	–	–	–	–	–	–	889	–	889
Premium arising on issue of shares	–	103,271	–	–	–	–	–	–	–	–	–	103,271	–	103,271
Transaction costs attributable to issue of new shares	–	(121)	–	–	–	–	–	–	–	–	–	(121)	–	(121)
Recognition of equity-settled share-based payment expenses	–	–	5,027	–	–	–	–	–	–	–	–	5,027	1,111	6,138
Fair value adjustment on acquisition of subsidiaries	–	–	–	–	–	8,144	–	–	–	–	–	8,144	572	8,716
Transfers	–	–	–	–	–	–	–	–	–	68,826	(68,826)	–	–	–
Capital contributions by minority shareholders of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	84,159	84,159
Dividends paid to minority shareholders of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(110,994)	(110,994)
Acquisition of additional interests in subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(79,100)	(79,100)
Acquired on acquisition of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	209,706	209,706
Disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(2,315)	(2,315)
Partial disposal of interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	1,825	1,825
Dividends paid (Note 14)	–	–	–	–	–	–	–	–	–	–	(529,805)	(529,805)	–	(529,805)
At 31st December 2005	96,753	10,135,781	7,827	1,071	–	8,144	6,421	173,517	–	453,100	5,493,278	16,375,892	1,832,137	18,208,029

The People's Republic of China ("PRC") statutory reserves are reserves required by the relevant PRC laws applicable to the Group's PRC subsidiaries, jointly controlled entities and associates.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December 2005

	2005 HK$'000	2004 HK$'000 (As restated)
Profit before taxation	**1,449,603**	1,685,401
Adjustments for:		
Dividend income from listed equity investments	**(5,231)**	(5,529)
Dividend income from unlisted equity investments	**(31,371)**	(23,408)
Income from investments in other projects	**(3,215)**	(4,058)
Interest income	**(156,115)**	(95,216)
Interest expense	**82,024**	19,317
Rental income	**(3,343)**	(2,838)
Amortisation of goodwill	**–**	15,462
Amortisation of toll road operating right	**41,950**	41,626
Release of negative goodwill	**–**	(9)
Depreciation and amortisation of property, plant and equipment	**211,538**	119,843
Loss on disposal of property, plant and equipment	**8,783**	4,434
Impairment loss recognised in respect of investments in other projects	**–**	36,677
Impairment loss recognised in respect of investments in securities	**–**	35,855
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities	**(180,661)**	(698,523)
Net increase in fair value of investments held-for-trading/net unrealised holding gain on investments in securities	**(19,260)**	(85,928)
Impairment loss recognised on available-for-sale investments	**9,648**	–
Impairment loss on assets classified as held for sale	**31,247**	–
Amortisation of other intangible assets	**6,978**	–
Increase in fair value of investment properties	**(7,133)**	–
Impairment loss on bad and doubtful debts/allowance on doubtful debts and bad debts written off	**24,424**	19,135
Allowance for amount due from a jointly controlled entity	**–**	33,376
Gain on disposal of investments held-for-trading/other investments	**(170,925)**	(16,593)
Share of results of jointly controlled entities	**(2,839)**	(76,201)
Share of results of associates	**(102,532)**	(254,132)
Release of prepaid lease payments	**5,500**	2,196
Equity-settled share-based payment expense	**6,138**	2,800
Discount on acquisition of additional interests in subsidiaries	**(2,324)**	–
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and jointly controlled entities	**26,185**	191,232
Operating cash flows before movements in working capital	**1,219,069**	944,919
Increase in inventories	**(197,012)**	(226,227)
Decrease in investments held-for-trading	**204,179**	–
Decrease in trade and other receivables	**3,110**	8,832
(Decrease) increase in trade and other payables	**(362,361)**	218,378
Cash generated from operations	**866,985**	945,902
PRC income tax paid	**(122,583)**	(65,978)
Hong Kong Profits Tax paid	**(100,721)**	(114,672)
Hong Kong Profits Tax refunded	**17,772**	21
NET CASH FROM OPERATING ACTIVITIES	**661,453**	765,273

For the year ended 31st December 2005

	Notes	2005 HK$'000	2004 HK$'000 (As restated)
INVESTING ACTIVITIES			
Decrease in bank deposits		**320,088**	692,215
Dividends received from jointly controlled entities		**286,812**	103,474
Proceeds from disposal of interests in associates		**199,601**	–
Proceeds from disposal of interests in jointly controlled entities		**222,628**	104
Decrease (increase) in placement of deposits with financial institutions		**188,962**	(188,962)
Dividends received from associates		**160,846**	79,631
Interests received		**155,924**	95,216
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	45	**43,896**	(390,815)
Proceeds from disposal of available-for-sale investments		**36,509**	–
Dividends received from unlisted equity investments		**31,371**	23,408
Proceeds from partial disposal of interest in a subsidiary		**5,686**	–
Dividends received from listed equity investments		**5,231**	5,524
Proceeds from disposal of property plant and equipment		**4,836**	3,028
Repayment from a minority shareholder of a subsidiary		**4,255**	2,295
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	46	**4,122**	198,396
Rental income received		**3,343**	2,838
Income received from investments in other projects		**3,215**	4,058
Governments grants received		**2,587**	5,321
Proceeds from disposal of investment properties		**1,782**	–
Capital contributions to jointly controlled entities		**(503,307)**	(144,300)
Purchase of property, plant and equipment		**(350,112)**	(388,417)
Purchase of additional interest in subsidiaries		**(83,368)**	(7,063)
Loans advanced to a jointly controlled entity and a minority shareholder of a subsidiary		**(68,350)**	–
Deposit paid on acquisition of a subsidiary		**(68,269)**	–
Purchase of available-for-sale investments		**(52,046)**	–
Patents paid		**(2,975)**	–
Increase in prepaid lease payments		**(1,569)**	(2,697)
(Increase) decrease in deposits paid on acquisition of property, plant and equipment		**(505)**	3,193
Purchase of investments in securities		**–**	(2,478,720)
Proceeds from disposal of investments in securities		**–**	3,069,902
Repayment from an associate		**–**	3
NET CASH FROM INVESTING ACTIVITIES		**551,193**	687,632

For the year ended 31st December 2005

	2005 HK$'000	2004 HK$'000 (As restated)
FINANCING ACTIVITIES		
Dividends paid	**(529,805)**	(495,067)
Repayment of bank and other borrowings	**(640,022)**	(26,981)
Dividends paid to minority shareholders of subsidiaries	**(110,994)**	(101,561)
Interest paid on bank and other borrowings	**(82,024)**	(19,486)
Expenses incurred in connection with the issue of shares	**(121)**	(127)
Borrowings raised	**524,617**	105,778
Proceeds from issue of shares	**104,160**	147,143
Capital contributions by minority shareholders of subsidiaries	**84,159**	84,393
NET CASH USED IN FINANCING ACTIVITIES	**(650,030)**	(305,908)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**562,616**	1,146,997
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**16,287**	–
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**5,185,693**	4,038,696
CASH AND CASH EQUIVALENTS AT END OF YEAR	**5,764,596**	5,185,693
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Bank balances and cash	**6,040,400**	5,766,464
Less: Bank deposits held for investment purpose	**(275,804)**	(505,299)
Bank deposit held as a security deposit	**–**	(75,472)
	5,764,596	5,185,693

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its ultimate holding company is Shanghai Industrial Investment (Holdings) Company Limited, also incorporated in Hong Kong. The addresses of the registered office and principal place of business of the Company are disclosed in the section of "Corporate Information" to the annual report.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company is an investment holding company. The principal activities of its principal subsidiaries are set out in note 55.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations ("INT") (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1st January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of jointly controlled entities and associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has also resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting years are prepared and presented:

(i) Share-based payments

HKFRS 2 "Share-based Payment" requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). As the Company, a non-wholly owned subsidiary and a jointly controlled entity adopted share option schemes, the principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Group and a jointly controlled entity determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group and the jointly controlled entity did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1st January 2005. In accordance with the relevant transitional provisions, the Group has not applied HKFRS 2 to share options granted on or before 7th November 2002 and share options that were granted after 7th November 2002 (but prior to 1st January 2005) and had vested before 1st January 2005. However, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after 7th November 2002 and which were not yet vested on 1st January 2005. The effect of adoption of this new standard is set out in note 3.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES (continued)

(ii) Business combinations

HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets" are effective for business combinations for which the agreement date is on or after 1st January 2005. The principal effects of the application of HKFRS 3 and HKAS 36 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions prior to 1st January 2001 was held in reserves, and goodwill arising on acquisitions after 1st January 2001 was capitalised and amortised over its estimated useful life.

The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves of approximately HK$889.6 million has been transferred to the Group's accumulated profits on 1st January 2005. With respect to goodwill previously capitalised on the balance sheet, the Group, on 1st January 2005, eliminated the carrying amount of the related accumulated amortisation of approximately HK$19.1 million, with a corresponding decrease in the cost of goodwill. The Group has discontinued amortising such goodwill from 1st January 2005 onwards and such goodwill will be tested for impairment at least annually or in the financial year in which the acquisition takes place. Goodwill arising on acquisitions after 1st January 2005 is measured at cost less accumulated impairment losses after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2004 are not required to be restated.

HKAS 36 requires goodwill acquired in business combinations to be allocated to the cash generating units ("CGUs") that are expected to benefit from that business combination on a reasonable and consistent basis. With respect to goodwill previously capitalised on the balance sheet, certain amount arose on the acquisition of additional interest in a non-wholly subsidiary in prior years, which principal activity is the holding of investments in various subsidiaries, jointly controlled entities and associates and each of these holdings are considered as an individual CGU. As a result of this change in accounting policy, goodwill with carrying amounts (after elimination of accumulated amortisation) of approximately HK$1.8 million and HK$43.6 million were reclassified to interests in jointly controlled entities and interests in associates on 1st January 2005.

In the current year, the Group has also applied HKAS 21 "The Effects of Changes in Foreign Exchange Rates" which requires goodwill of foreign operations to be treated as monetary assets and liabilities and translated at closing rate at each balance sheet date. Previously, goodwill arising on acquisitions of foreign operations was reported at historical rate at each balance sheet date. In accordance with the relevant transitional provisions in HKAS 21, goodwill arising on acquisitions of foreign operations prior to 1st January 2005 is treated as a non-monetary foreign currency item of the Group. Therefore, no prior period adjustment has been made. In the current year, the Group acquired foreign operations and goodwill arose on the acquisition of those foreign operations has been translated at the closing rate at 31st December 2005. As there was no significant difference between the exchange rates at the acquisition dates and the closing rate at 31st December 2005, such translation has had no material effect on the balance of the translation reserve at 31st December 2005.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES (continued)

(ii) Business combinations (continued)

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions prior to 1st January 2001 was held in reserves, and negative goodwill arising on acquisitions after 1st January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance was resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1st January 2005 (of which negative goodwill of approximately HK$52.1 million was previously recorded in reserves and approximately HK$2.2 million was previously presented as a deduction from assets), with a corresponding increase to accumulated profits as at 1st January 2005.

(iii) Financial Instruments

HKAS 32 "Financial Instruments: Disclosure and Presentation" requires retrospective application whereas HKAS 39 "Financial Instruments: Recognition and Measurement", which is effective for annual periods beginning on or after 1st January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The adoption of HKAS 32 has had no material effect on the Group's accumulated profits. The principal effects on the Group as a result of implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Financial assets previously within the scope of Statement of Standard Accounting Practice No. 24 "Accounting for Investments in Securities" issued by the HKICPA ("SSAP 24")

On or before 31st December 2004, the Group classified and measured its investments in debt and equity securities in accordance with the benchmark treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. From 1st January 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES (continued)

(iii) Financial instruments (continued)

Financial assets previously within the scope of Statement of Standard Accounting Practice No. 24 "Accounting for Investments in Securities" issued by the HKICPA ("SSAP 24") (continued)

On 1st January 2005, the Group classified and measured its investments in debt and equity securities in accordance with the requirements of HKAS 39. Investments in other projects (equity investments) and investments in securities classified under non-current assets with carrying amounts of approximately HK$51.0 million and HK$245.5 million were reclassified to available-for-sale investments. Included in the HK$296.5 million available-for-sale investments was approximately HK$275.3 million unlisted equity investments of which fair value cannot be measured reliably and was therefore stated at cost less impairment loss at subsequent balance sheet dates. The remaining HK$21.2 million available-for-sale investments represented listed equity securities and were stated at fair value. Investments in securities classified under current assets with a carrying amount of approximately HK$1,084.0 million was reclassified to investments held-for-trading on 1st January 2005.

Financial assets and financial liabilities other than debt and equity securities

From 1st January 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". "Financial liabilities at fair value through profit or loss" are measured at fair value, with changes in fair value being recognised in profit or loss directly. "Other financial liabilities" are carried at amortised cost using the effective interest method after initial recognition. The adoption of HKAS 39 has had no material effect on the Group's accumulated profits.

Derivatives and hedging

On or before 31st December 2004, derivatives of the Group and the Company were not recorded on the balance sheet. Interest rate swaps entered into for hedging purpose were accounted for on the same basis as the borrowings that they were hedging. Any profit and loss is recognised in the income statement on the same basis as that arising from the related borrowings.

From 1st January 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES (continued)

(iii) Financial instruments (continued)

Derivatives and hedging (continued)

as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair value of such derivatives are recognised in profit or loss for the period in which they arise.

There are three types of hedge relationships under HKAS 39, namely fair value hedges, cash flow hedges and net investment hedges. For cash flow hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity and recycled into the income statement when the hedged items affect profit or loss. Changes in the fair value of the ineffective portion of hedging instruments are recognised directly in profit or loss.

The Group and the Company have applied the relevant transitional provisions in HKAS 39. For hedges that meet the requirements of hedge accounting set out in HKAS 39, the Group and the Company have, from 1st January 2005 onwards, applied hedge accounting in accordance with HKAS 39 to account for such hedges, the financial impact of which is set out in note 3.

In prior years, the Group and the Company entered into a structured interest rate hedging agreement with a financial institution. The Group and the Company designated the interest rate hedging agreement as a hedging instrument to hedge against the exposure as to changes in cash flow of interest payments of the HK$800 million long-term portion syndication loan of the Group and the Company, which bears interest at floating rates.

(iv) Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and is stated at cost or valuation less depreciation and amortisation at the balance sheet date and any accumulated impairment losses. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments, which are carried at cost and amortised over the lease term on a straight-line basis. Where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. This change in accounting policy has been applied retrospectively and the financial impact on the Group is set out in note 3.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES (continued)

(v) Investment properties

In previous years, the Group's investment properties were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged.

In the current year, the Group has, for the first time, applied HKAS 40"Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. The Group has also applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1st January 2005 onwards. The amount held in investment property revaluation reserve at 1st January 2005 has been transferred to the Group's accumulated profits as at that date and the financial impact on the Group is set out in note 3.

Deferred taxes related to investment properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HK(SIC) Interpretation 21"Income Taxes – Recovery of Revalued Non-Depreciable Assets"which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. The adoption of HK(SIC) Interpretation 21 has had no material effect on the Group's accumulated profits.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES (continued)

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impacts on the financial statements of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures[2]
HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rate[2]
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions[2]
HKAS 39 (Amendment)	The Fair Value Option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts[2]
HKFRS 6	Exploration for and Evaluation of Mineral Resources[2]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an Arrangement Contains a Lease[2]
HK(IFRIC) – INT 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds[2]
HK(IFRIC) – INT 6	Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment[3]
HK(IFRIC) – INT 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

1 Effective for annual periods beginning on or after 1st January 2007.
2 Effective for annual periods beginning on or after 1st January 2006.
3 Effective for annual periods beginning on or after 1st December 2005.
4 Effective for annual periods beginning on or after 1st March 2006.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 above are as follows:

(i) On results

	2005 HK$'000	2004 HK$'000
Goodwill arising on acquisition of subsidiaries no longer amortised	**22,149**	–
Goodwill arising on acquisition of interests in jointly controlled entities no longer amortised	**1,959**	–
Goodwill arising on acquisition of interests in associates no longer amortised	**5,407**	–
Recognition of share options granted to directors and employees and consultants of the Group as expenses	**(6,138)**	(2,800)
Recognition of share options granted by a jointly controlled entity to its directors and employees as expenses	**(667)**	(3,020)
Recognition of discount on acquisition of additional interests in subsidiaries as income	**2,324**	–
Gains arising from changes in fair value of investment properties	**7,133**	–
Increase in deferred taxes relating to investment properties	**(2,126)**	–
Increase (decrease) in profit for the year	**30,041**	(5,820)

(ii) On income statement line items

	2005 HK$'000	2004 HK$'000
Increase in other income	**7,133**	–
Decrease (increase) in administrative expenses	**16,011**	(2,800)
Decrease in share of results of jointly controlled entities	**(6,676)**	(18,250)
Decrease in share of results of associates	**(40,542)**	(30,597)
Decrease in income tax expenses	**51,791**	45,827
Increase in discount on acquisition of additional interests in subsidiaries	**2,324**	–
Increase (decrease) in profit for the year	**30,041**	(5,820)
Attributable to:		
– Equity holders of the Company	**25,119**	(5,400)
– Minority interests	**4,922**	(420)
	30,041	(5,820)

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES (continued)

(iii) On balance sheet items

	As at 31.12.2004 (originally stated)	Adjustments	As at 31.12.2004 (As restated)	Adjustments	As at 1.1.2005 (As restated)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Impacts of HKFRS 2 & HKFRS 3					
Interests in jointly controlled entities	2,142,809	(3,020)	2,139,789	1,759	2,141,548
Impact of HKFRS 3					
Interests in associates	4,367,157	–	4,367,157	43,560	4,410,717
Impact of HKFRS 3					
Goodwill	346,204	–	346,204	(45,319)	300,885
Negative goodwill	(2,203)	–	(2,203)	2,203	–
Impact of HKAS 17					
Property, plant and equipment	2,080,378	(187,944)	1,892,434	–	1,892,434
Prepaid lease payments	–	187,944	187,944	–	187,944
Impact of HKAS 39					
Available-for-sale investments	–	–	–	296,544	296,544
Investments in other projects	51,032	–	51,032	(51,032)	–
Investments in securities (non-current assets)	245,512	–	245,512	(245,512)	–
Investments held-for-trading	–	–	–	1,084,036	1,084,036
Investments in securities (current assets)	1,084,036	–	1,084,036	(1,084,036)	–
Derivative financial instruments	–	–	–	(3,328)	(3,328)
Net effects on assets and liabilities	10,314,925	(3,020)	10,311,905	(1,125)	10,310,780
Accumulated profits	5,904,157	(5,400)	5,898,757	(834,788)	5,063,969
Share options reserve	–	2,800	2,800	–	2,800
Investment property revaluation reserve	514	–	514	(514)	–
Hedging reserve	–	–	–	(3,328)	(3,328)
Goodwill reserve	(837,505)	–	(837,505)	837,505	–
Net effects on equity attributable to equity holders of the Company	5,067,166	(2,600)	5,064,566	(1,125)	5,063,441
Minority interests	–	1,476,366	1,476,366	–	1,476,366
Net effects on total equity	5,067,166	1,473,766	6,540,932	(1,125)	6,539,807
Minority interests	1,476,786	(1,476,786)	–	–	–

The application of the new HKFRSs has had no effect to the Group's equity at 1st January 2004, except that minority interests amounting to HK$380,934,000 has been presented within equity.

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and by the Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Before qualifying as a business combination, a transaction may qualify as an investment in an associate or a jointly controlled entity and be accounted for using the equity method. If so, the fair values of the invested's identifiable net assets at the date of each earlier exchange transaction will have been determined previously in applying the equity method to the investment.

To the extent that the fair value of the investee's net assets at the date of achieving significant influence/joint control differs from the fair value at the date of achieving control, a revaluation will be required to ensure that the net assets are recorded at their fair value at the date of acquisition.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on acquisitions prior to 1st January 2005

Goodwill arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which the agreement date is before 1st January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary, associate or jointly controlled entity at the date of acquisition.

For previously capitalised goodwill arising on acquisitions after 1st January 2001, the Group has discontinued amortisation from 1st January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

Goodwill arising on acquisitions on or after 1st January 2005

Goodwill arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which the agreement date is on or after 1st January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary, associate or jointly controlled entity at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate or a jointly controlled entity (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate or jointly controlled entity.

For the purposes of impairment testing, goodwill arising from an acquisition of a subsidiary is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Additional interests in subsidiaries are measured at the aggregate of the carrying amounts of identified assets and liabilities of the subsidiaries and any excess of the consideration over the net assets acquired are accounted for as goodwill.

For goodwill arising on acquisition of an associate or a jointly controlled entity, the goodwill included in the carrying amount of interests in an associate or a jointly controlled entity is not separately tested for impairment. Instead, the entire carrying amount of the interests in an associate or a jointly controlled entity is tested for impairment by comparing the Group's share of the present value of the estimated future cash flows expected to be generated by the associate or jointly controlled entity with its carrying amount. Any impairment loss identified is recognised and is allocated first to goodwill.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which an agreement date is on or after 1st January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate or a jointly controlled entity (which is accounted for using the equity method) is included as income in the determination of the investor's share of results of the associate or jointly controlled entity in the period in which the investment is acquired.

As explained in note 2 above, all negative goodwill as at 1st January 2005 has been derecognised with a corresponding adjustment to the Group's accumulated profits.

Interest in subsidiaries

Interest in subsidiaries is included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Interest in jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest in jointly controlled entities (continued)

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

The Company's interest in jointly controlled entities are stated at cost, as reduced by any identified impairment loss. The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

Interest in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Non-current assets classified as held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition.

Non-current assets or disposal groups classified as held for sale are measured at the lower of the assets' or disposal groups' previous carrying amount and fair value less costs to sell.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Toll fee income from the operation of toll road, net of business tax payable in the PRC, is recognised at the time of usage and when the toll fee is received.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Income from those investments available-for-sale where the Group is contracted to receive a pre-determined minimum sum over the period of the investment is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment in these investments.

Rental income, including rental invoiced in advance from letting of properties and plant and machinery under operating leases, is recognised on a straight line basis over the period of the respective leases.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the asset is derecognised.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or valuation less subsequent accumulated depreciation and accumulated impairment losses.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

Property, plant and equipment in the course of construction are carried at cost, less any identified impairment losses. Depreciation of these assets commences when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management).

Depreciation is provided to write off the cost or valuation of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

Prepaid lease payments

Prepaid lease payments, which represents up-front payments to acquire leasehold land interest, are stated at cost and amortised over the period of the lease on a straight line basis.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

As mentioned in note 2 above, goodwill and fair value adjustments arising on acquisitions of foreign operations prior to 1st January 2005 are treated as non-monetary foreign currency items of the acquirer and reported using the historical exchange rate prevailing at the date of the acquisition.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Government grants

Government grants are recognised as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are presented as a deduction from the carrying amount of the relevant asset and are released to income over the useful lives of the assets. Grants related to expense items are recognised in the same period as those expenses are charged in the income statement and are deducted in reporting the related expense.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement benefits costs

Payments to defined contribution retirement benefits schemes are charged as expenses as they fall due. Payments made to state-managed retirement benefits schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefits scheme.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

On initial recognition, intangible assets acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Toll road operating right

Toll road operating right is stated at cost less amortisation and any accumulated impairment losses. Amortisation is provided to write off the cost of toll road operating right on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the periods for which the Group is granted the rights to operate the toll road.

Patents

Patents with definite useful lives are measured initially at cost and are amortised on a straight line basis over their estimated useful lives.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets

The Group's financial assets are classified as financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held-for-trading. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, loan receivables and bank deposits) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse through profit or loss in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of the Group's other financial liabilities and equity instruments are set out below.

Other financial liabilities

Other financial liabilities including bank and other borrowings and trade and other payables are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedging

The Group uses derivative financial instruments (primarily interest rate swaps) to hedge its exposure against interest rate risks. Such derivatives are measured at fair value regardless of whether they are designated as effective hedging instruments.

Cash flow hedges

For cash flow hedges that qualify for hedge accounting, the effective portion of the gains or losses arising on the changes in fair value of hedging instruments is initially recognised in equity and recycled into the income statement when the hedged item affects profit or loss. The ineffective portion is recognised immediately in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet when, and only when, it is extinguished (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity-settled share-based payment transactions

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight line basis over the vesting period, with a corresponding increase in the share options reserve in equity.

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to accumulated profits.

Impairment losses (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

The Group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Amortisation of toll road operating right

Toll road operating right is amortised on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the operating period of the toll road. If the actual traffic volume differs from the original projection, such difference will impact the amortisation for the remaining period to be amortised.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include equity and debt investments, borrowings, trade receivables, trade payables, loan receivables and bank balances and cash. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) Currency risk

The Group mainly operates in the PRC and Hong Kong and the exposure in exchange rate risks mainly arises from fluctuations in the US dollar, HK dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As HK dollar and Renminbi are both under managed floating system, after reviewing the Group's exposure for the time being, the Group did not enter into any derivative contracts aimed at minimising exchange rate risks during the year.

On 21st July 2005, the People's Bank of China adjusted the exchange of Renminbi to US dollars from 8.2765 to 8.1100. In view of the magnitude of this adjustment, the appreciation of Renminbi has resulted in an increase of HK$137.0 million in the balance of the translation reserve of the Group at 31st December 2005.

(ii) Cash flow interest rate risk

The major financing loan of the Group is a HK$1,600 million syndication loan. To exercise prudent management against interest rate risks, the Group has entered into an interest rate hedging arrangement against the long-term portion of the syndication loan of HK$800 million prevailing as at the balance sheet date. The Group will continue to review the market trend, as well as its business operation needs and its financial position in order to identify the most effective tools for interest rate risk management.

(iii) Price risk

The Group is exposed to equity price risk through available-for-sale investments and investments held-for-trading. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Credit risk

The Group's principal financial assets are bank balances and cash, equity and debt instruments, and trade and loan receivables.

The Group's credit risk is primarily attributable to its trade receivables and loan receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows.

With respect to the credit risk of the Group's treasury operations, the management has established internal procedures to monitor the Group's bank balances and cash, securities and bond investments to be placed and entered into with financial institutions of good reputation. These internal procedures also impose limitation on the amount outstanding and to manage the credit ratings on equity and debt investments to be held, so as to minimise the Group's credit risk exposure.

7. TURNOVER

Turnover represents the aggregate of the net amounts received and receivable from third parties and is summarised as follows:

	2005 **HK$'000**	2004 HK$'000
Sales of goods	**5,843,707**	3,239,731
Income from infrastructure facilities	**181,578**	189,208
	6,025,285	3,428,939

8. INVESTMENT INCOME

	2005 HK$'000	2004 HK$'000
Interest on bank deposits	**135,620**	71,947
Gain on disposal of investments held-for-trading/ other investments	**170,925**	16,593
Dividend income from unlisted equity investments	**31,371**	23,408
Net increase in fair value of investments held-for-trading/ net unrealised holding gain on investments in securities	**19,260**	85,928
Interest on debt securities/investments in securities	**15,678**	21,475
Other interest income	**4,817**	1,794
Dividend income from listed equity investments	**5,231**	5,529
Rental income from property, plant and equipment	**3,343**	2,838
Income from investments in other projects	**3,215**	4,058
	389,460	233,570

9. FINANCE COSTS

	2005 HK$'000	2004 HK$'000
Interest on:		
Bank and other borrowings wholly repayable		
– within five years	**81,916**	19,414
– over five years	**108**	72
Total borrowing costs	**82,024**	19,486
Less: amounts capitalised in construction in progress	**–**	(169)
	82,024	19,317

10. NET GAIN ON DISPOSAL OF INTERESTS IN SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	2005 HK$'000	2004 HK$'000
Gain on disposal of interest in associates	**126,541**	–
Gain on disposal of interest in jointly controlled entities	**43,259**	30
Gain on deemed disposal of interest in an associate	**12,506**	631,998
Gain on partial disposal of interest in a subsidiary	**3,861**	–
(Loss) gain on disposal of interest in subsidiaries	**(5,506)**	3,603
Gain on deemed disposal of interest in a subsidiary	**–**	52,737
Gain on deemed disposal of interest in a jointly controlled entity	**–**	10,155
	180,661	698,523

11. INCOME TAX EXPENSES

	2005 HK$'000	2004 HK$'000 (As restated)
Current tax		
– Hong Kong	**75,952**	66,633
– Other regions in the PRC	**111,313**	66,437
	187,265	133,070
(Over)underprovision in prior years		
– Hong Kong	**(15,759)**	30,704
– Other regions in the PRC	**–**	2,342
	(15,759)	33,046
Deferred tax (note 44)	**22,536**	20,036
	194,042	186,152

11. INCOME TAX EXPENSES (continued)

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries are also entitled to reduced tax rates because they are classified as "high technology entities" under relevant rules. The current year's PRC income tax charges are arrived at after taking into account these various tax incentives, ranging from 7.5% to 33%.

Details of deferred taxation are set out in note 44.

The income tax expense for the year can be reconciled to the profit before taxation per the income statement as follows:

	2005 **HK$'000**	2004 HK$'000 (As restated)
Profit before taxation	**1,449,603**	1,685,401
Tax at PRC Statutory Tax rate of 33% (2004: 33%)	**478,369**	556,182
Tax effect of share of results of jointly controlled entities and associates	**(34,772)**	(109,010)
Tax effect of expenses not deductible for tax purpose	**37,372**	147,731
Tax effect of income not taxable for tax purpose	**(105,097)**	(302,791)
(Over)underprovision in respect of prior years	**(15,759)**	33,046
Tax effect of tax losses not recognised	**5,251**	8,691
Utilisation of tax losses previously not recognised	**(19,267)**	–
Effect of tax exemption and tax reliefs granted to PRC subsidiaries	**(74,088)**	(69,451)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(76,322)**	(77,952)
Others	**(1,645)**	(294)
Income tax expense for the year	**194,042**	186,152

12. PROFIT FOR THE YEAR

	2005 HK$'000	2004 HK$'000 (As restated)
Profit for the year has been arrived at after charging (crediting):		
Employee benefits expense for the year, including directors' emoluments:		
Basic salaries and allowances	**421,390**	274,966
Bonuses	**68,014**	65,450
Equity-settled share-based payment expense	**4,965**	2,800
Retirement benefits scheme contributions, net of forfeited contributions of HK$399,000 (2004: HK$2,418,000)	**36,604**	24,212
	530,973	367,428
Amortisation of goodwill (included in administrative expenses)	**–**	15,462
Amortisation of toll road operating right (included in cost of sales)	**41,950**	41,626
Amortisation of other intangible assets (included in administrative expenses)	**6,978**	–
Depreciation and amortisation of property, plant and equipment	**211,538**	119,843
Release of prepaid lease payments to income statement	**5,500**	2,196
Total depreciation and amortisation	**265,966**	179,127
Auditors' remuneration	**7,327**	6,353
Equity-settled share-based payment expense in respect of options granted to consultants	**1,173**	–
Impairment loss on bad and doubtful debts/allowance on doubtful debts and bad debts written off	**24,424**	19,135
Impairment loss recognised in respect of investments in other projects (included in other expenses)	**–**	36,677
Impairment loss recognised in respect of investments in securities (included in other expenses)	**–**	35,855
Impairment loss on available-for-sale investments (included in other expenses)	**9,648**	–
Increase in fair value of investment properties	**(7,133)**	–
Loss on disposal of property, plant and equipment	**8,783**	4,434
Operating lease rentals in respect of equipment and motor vehicles	**189**	–
Operating lease rentals in respect of land and buildings to		
– ultimate holding company	**9,252**	5,174
– fellow subsidiaries	**13,809**	16,857
– others	**23,967**	13,587
Research and development costs	**64,711**	15,468
Share of PRC income tax of jointly controlled entities (included in share of results of jointly controlled entities)	**7,968**	15,230
Share of PRC income tax of associates (included in share of results of associates)	**45,949**	30,597
Release of negative goodwill (included in other income)	**–**	(9)
Net foreign exchange (gains) losses	**(19,909)**	2,182

13. DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS

Directors' emoluments

The emoluments paid or payable to each of the 13 (2004: 18) directors were as follows:

	Cai Lai Xing HK$'000	Cai Yu Tian HK$'000	Qu Ding HK$'000	Lu Ming Fang HK$'000	Ding Zhong De HK$'000	Qian Shi Zheng HK$'000	Yao Fang HK$'000	Tang Jun HK$'000	Lu Da Yong HK$'000	Lu Shen HK$'000	Lo Ka Shui HK$'000	Woo Chia-Wei HK$'000	Leung Pak To, Francis HK$'000	2005 HK$'000
Directors' fees of independent non-executive directors	-	-	-	-	-	-	-	-	-	-	272	272	272	816
Other emoluments of executive directors:														
Basic salaries and allowances	3,571	-	2,651	2,339	429	200	214	200	1,757	408	-	-	-	11,769
Bonuses	2,913	-	2,851	2,455	-	-	-	-	-	-	-	-	-	8,219
Equity-settled share-based payment expense	313	-	219	188	-	117	-	117	-	-	-	-	-	954
Retirement benefits scheme contributions	345	-	235	203	-	-	-	-	135	-	-	-	-	918
Total directors' emoluments	7,142	-	5,956	5,185	429	317	214	317	1,892	408	272	272	272	22,676

	Cai Lai Xing HK$'000	Qu Ding HK$'000	Lu Ming Fang HK$'000	Ding Zhong De HK$'000	Qian Shi Zheng HK$'000	Yao Fang HK$'000	Tang Jun HK$'000	Lu Da Yong HK$'000	Lu Shen HK$'000	Chen Wei Shu HK$'000	Li Wei Da HK$'000	Lu Yu Ping HK$'000	Zhou Jie HK$'000	Ge Wen Yao HK$'000	Huang Yan Zheng HK$'000	Lo Ka Shui HK$'000	Woo Chia-Wei HK$'000	Leung Pak To, Francis HK$'000	2004 HK$'000
Directors' fees of independent non-executive directors	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	206.3	206.3	206.3	619
Other emoluments of executive directors																			
Basic salaries and allowances	3,571	895	2,417	190	1,313	200	111	2,326	190	84	51	808	84	638	47	-	-	-	12,925
Bonuses	2,683	1,152	2,521	-	1,530	-	-	-	-	-	68	1,056	83	-	-	-	-	-	9,093
Retirement benefits scheme contributions	345	81	210	-	138	-	-	210	-	13	7	89	10	-	-	-	-	-	1,103
Total directors' emoluments	6,599	2,128	5,148	190	2,981	200	111	2,536	190	97	126	1,953	177	638	47	206.3	206.3	206.3	23,740

In the two years ended 31st December 2005, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group or as a compensation for loss of office. None of the directors has waived any emoluments during the two years.

Bonus were determined with reference to the Group's operating results, individual performances and comparable market statistics.

13. DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS (continued)

Employees' emoluments

During the year, the five highest paid individuals included 4 directors (2004: 5 directors), details of whose emoluments are set out above. The emoluments of the remaining highest paid individual were as follows:

	2005 HK$'000
Basic salaries and allowances	951
Bonuses	485
Retirement benefits scheme contributions	95
Equity-settled share-based payment expense	94
	1,625

14. DIVIDENDS

	2005 **HK$'000**	2004 HK$'000
Interim dividend of HK20 cents (2004: HK20 cents) per share	**193,458**	191,602
2004 final dividend of HK35 cents (2003: HK32 cents) per share	**336,347**	303,465
	529,805	495,067

A final dividend of HK22 cents (2004: HK35 cents) per share has been proposed by the Board of Directors and is subject to approval by the shareholders in annual general meeting.

15. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	2005 HK$'000	2004 HK$'000 (As restated)
Earnings:		
Profits for the purposes of basic earnings per share (profit for the year attributable to equity holders of the parent)	**1,027,940**	1,377,660
Effect of dilutive potential ordinary shares		
– adjustment to the share of results of a jointly controlled entity and an associate based on potential dilution of its earnings per share	**(2,240)**	(15,986)
Earnings for the purposes of diluted earnings per share	**1,025,700**	1,361,674

	2005	2004
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	**963,971,274**	952,088,546
Effect of dilutive potential ordinary shares – share options	**2,925,399**	6,159,364
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**966,896,673**	958,247,910

15. EARNINGS PER SHARE (continued)

Impact of changes in accounting policies:

Changes in the Group's accounting policies during the year are described in detail in note 2 above. To the extent that those changes have had an impact on results reported for 2005 and 2004, they have had an impact on the amounts reported for earnings per share. The following table summarises that impact on both basic and diluted earnings per share:

	Impact on basic earnings per share		**Impact on diluted earnings per share**	
	2005	2004	**2005**	2004
	HK$	HK$	**HK$**	HK$
Figures before adjustments	**1.04**	1.45	**1.03**	1.43
Adjustments arising from the adoption of HKFRS 2	**0.03**	–	**0.03**	(0.01)
Restated	**1.07**	1.45	**1.06**	1.42

16. INVESTMENT PROPERTIES

	THE GROUP HK$'000
FAIR VALUE	
At 1st January 2004	3,690
Acquired on acquisition of subsidiaries	41,982
At 31st December 2004	45,672
Exchange adjustments	807
Disposals	(1,782)
Net increase in fair value recognised in the income statement	7,133
At 31st December 2005	51,830

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties. As at 31st December 2005, the carrying amount of such property interests amounted to HK$51,830,000 (2004: HK$45,672,000).

The Group's investment properties are situated in the PRC and are held under medium-term land use rights.

The fair value of the Group's investment properties at 31st December 2005 was arrived at on the basis of a valuation carried out on that date by Messrs Debenham Tie Leung Limited, an independent firm of qualified professional valuers not connected with the Group. Messrs Debenham Tie Leung Limited are members of the Institute of Valuers, and have appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to International Valuation Standards, was arrived at by reference to comparable sales transactions as available in the relevant market.

The property rental income earned by the Group from its investment properties, all of which are leased out under operating leases, amounted to HK$2,327,000 (2004: HK$349,000) with negligible direct operating expenses.

17. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land and buildings HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Plant and machinery HK$'000	Construction in progress HK$'000	Total HK$'000
THE GROUP						
COST OR VALUATION						
At 1st January 2004	426,342	258,430	56,012	1,078,431	79,521	1,898,736
Acquired on acquisition of subsidiaries	30,061	28,665	20,074	403,477	29,473	511,750
Additions	4,827	17,448	13,454	207,375	145,313	388,417
Transfers/reclassifications	34,561	9,110	4,780	25,849	(74,300)	–
Disposals	(2,812)	(2,476)	(5,276)	(27,840)	–	(38,404)
Government grants received	–	–	–	(5,321)	–	(5,321)
At 31st December 2004	492,979	311,177	89,044	1,681,971	180,007	2,755,178
Exchange adjustments	4,966	1,799	1,556	18,000	3,496	29,817
Acquired on acquisition of subsidiaries	124,150	4,682	9,560	182,269	76,881	397,542
Additions	32,513	41,432	16,256	103,484	156,427	350,112
Transfers/reclassifications	144,951	5,203	3,505	108,139	(261,798)	–
Transfer to assets classified as held for sale	(12,394)	–	–	–	–	(12,394)
Attributable to disposal of subsidiaries	(16,444)	(219)	(73)	(5,848)	–	(22,584)
Disposals	(725)	(12,457)	(10,928)	(20,760)	–	(44,870)
Government grants received	–	–	–	(2,587)	–	(2,587)
At 31st December 2005	769,996	351,617	108,920	2,064,668	155,013	3,450,214
Comprising:						
At cost	760,296	351,617	108,920	2,064,668	155,013	3,440,514
At valuation – 1996	1,000	–	–	–	–	1,000
At valuation – 2001	8,700	–	–	–	–	8,700
	769,996	351,617	108,920	2,064,668	155,013	3,450,214
DEPRECIATION AND AMORTISATION						
At 1st January 2004	76,085	119,242	36,138	542,379	–	773,844
Provided for the year	16,872	26,066	8,404	68,501	–	119,843
Eliminated on disposals	(1,133)	(1,547)	(4,167)	(24,096)	–	(30,943)
At 31st December 2004	91,824	143,761	40,375	586,784	–	862,744
Exchange adjustments	1,242	850	760	4,793	–	7,645
Provided for the year	23,819	44,270	16,957	126,492	–	211,538
Transfer to assets classified as held for sale	(479)	–	–	–	–	(479)
Attributable to disposal of subsidiaries	(3,318)	(123)	(38)	(842)	–	(4,321)
Eliminated on disposals	(575)	(9,656)	(9,220)	(11,800)	–	(31,251)
At 31st December 2005	112,513	179,102	48,834	705,427	–	1,045,876
NET BOOK VALUE						
At 31st December 2005	657,483	172,515	60,086	1,359,241	155,013	2,404,338
At 31st December 2004	401,155	167,416	48,669	1,095,187	180,007	1,892,434

17. PROPERTY, PLANT AND EQUIPMENT (continued)

Certain owner-occupied leasehold land is included in property, plant and equipment, as in the opinion of the directors, allocations between the land and buildings elements could not be made reliably.

Other property, plant and equipment are depreciated on a straight line basis at the following rates per annum:

Leasehold land and buildings	the shorter of 4% – 5% or over the period of the lease terms
Furniture, fixtures and equipment	20% – $33^1/_3$% or over the period of the lease in case of fixtures in rented premises
Motor vehicles	20% – 30%
Plant and machinery	$6^2/_3$% – 20%

At 31st December 2005, leasehold land and buildings included certain assets carried at cost or revaluation of HK$9,361,000 (2004: HK$9,361,000) in aggregate with accumulated depreciation of HK$2,831,000 (2004: HK$2,558,000) in respect of assets rented out under operating leases. Depreciation charged in respect of those assets in the year amounted to HK$273,000 (2004: HK$273,000).

At 31st December 2005, plant and machinery included certain assets carried at cost of HK$20,629,000 (2004: HK$20,629,000) in aggregate with accumulated depreciation of HK$15,751,000 (2004: HK$14,377,000) in respect of assets rented out under operating leases. Depreciation charged in respect of those assets in the year amounted to HK$1,374,000 (2004: HK$1,575,000).

The cost of certain plant and machinery, before deduction of government subsidy of HK$22,059,000 (2004: HK$19,472,000) is HK$74,238,000 (2004: HK$71,651,000).

17. PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
THE COMPANY				
COST				
At 1st January 2004	2,803	24,460	6,809	34,072
Additions	–	646	1,353	1,999
At 31st December 2004	2,803	25,106	8,162	36,071
Additions	–	423	2,417	2,840
Disposals	–	(130)	(1,724)	(1,854)
At 31st December 2005	2,803	25,399	8,855	37,057
DEPRECIATION				
At 1st January 2004	261	21,498	6,320	28,079
Provided for the year	112	1,908	510	2,530
At 31st December 2004	373	23,406	6,830	30,609
Provided for the year	112	1,200	856	2,168
Eliminated on disposals	–	(130)	(1,724)	(1,854)
At 31st December 2005	485	24,476	5,962	30,923
NET BOOK VALUE				
At 31st December 2005	2,318	923	2,893	6,134
At 31st December 2004	2,430	1,700	1,332	5,462

	THE GROUP		**THE COMPANY**	
	2005 **HK$'000**	2004 HK$'000	**2005** **HK$'000**	2004 HK$'000
The net book value of property interests comprises:				
Properties erected on land held under				
– medium-term leases in Macau	**1,131**	1,179	–	–
– medium-term leases in Hong Kong	**286,613**	217,647	–	–
– medium-term land use rights in the PRC	**369,739**	182,329	**2,318**	2,430
	657,483	401,155	**2,318**	2,430

17. PROPERTY, PLANT AND EQUIPMENT (continued)

Certain land and buildings of the Group were valued at 31st December 1996 and 31st December 2001 by an independent firm of professional property valuers on an open market value basis before being transferred from investment properties. No further valuation has been carried out on these properties.

Included in construction in progress at 31st December 2004 was net interest capitalised of HK$169,000.

18. PREPAID LEASE PAYMENTS

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
The Group's prepaid lease payments comprises:		
– short-term land use rights in the PRC	**349**	349
– medium-term leases in Hong Kong	**46,273**	47,360
– medium-term land use rights in the PRC	**186,745**	140,235
	233,367	187,944
Analysed for reporting purposes as:		
Current portion	**8,129**	2,162
Non-current portion	**225,238**	185,782
	233,367	187,944

19. TOLL ROAD OPERATING RIGHT

	THE GROUP HK$'000
COST	
At 1st January 2004 – as originally stated	1,841,082
Change in fair value (note)	(14,805)
At 31st December 2004	1,826,277
Exchange adjustments	35,197
At 31st December 2005	1,861,474
AMORTISATION	
Charge for the year and balance at 31st December 2004	41,626
Exchange adjustments	1,100
Charge for the year	41,950
At 31st December 2005	84,676
NET BOOK VALUE	
At 31st December 2005	1,776,798
At 31st December 2004	1,784,651

Note: The Group's toll road operating right was acquired upon the completion of the acquisition of a subsidiary in December 2003. During the year ended 31st December 2004, as additional evidence was available to assist in the determination of the fair values of the toll road operating right and certain payables on the date of acquisition, the fair values of the related asset and payables had been restated accordingly.

The amount represents the right to receive toll fees from vehicles using the Shanghai section of the Shanghai – Nanjing Expressway and to operate service facilities in designated areas along the Shanghai section for a period of 25 years.

The Group's right to operate the toll road is amortised on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the period for which the Group is granted the rights to operate the toll road which is 25 years.

22. OTHER INTANGIBLE ASSETS

THE GROUP

	Patents HK$'000	Premium on prepaid lease payments HK$'000	Total HK$'000
COST			
Arising on acquisition of subsidiaries and balance at 31st December 2004	39,206	–	39,206
Arising on acquisition of subsidiaries (note 45)	–	59,121	59,121
Exchange adjustments	753	–	753
Additions	2,975	–	2,975
At 31st December 2005	42,934	59,121	102,055
AMORTISATION			
Charge for the year and balance at 31st December 2005	4,956	2,022	6,978
NET BOOK VALUE			
At 31st December 2005	37,978	57,099	95,077
At 31st December 2004	39,206	–	39,206

Patents are held to produce pharmaceutical products for a period of 10 years and are amortised on a straight line basis over useful lives of 10 years. No amortisation was charged for the year ended 31st December 2004 as the acquisition was only completed in December 2004.

Premium on prepaid lease payments represents the premium on acquisition of prepaid lease payments which is to be amortised on the same basis as the related prepaid lease payments.

21. GOODWILL

	THE GROUP HK$'000
COST	
At 1st January 2004	266,175
Arising on acquisition of subsidiaries	130,369
Eliminated on disposal/deemed disposal of interest in subsidiaries	(28,035)
At 31st December 2004 and 1st January 2005	368,509
Elimination of accumulated amortisation upon the application of HKFRS 3	(19,144)
Transfer to interests in jointly controlled entities (note 24)	(1,759)
Transfer to interests in associates (note 25)	(43,560)
Exchange adjustments	1,479
Arising on acquisition of subsidiaries	37,274
Arising on acquisition of additional interests in subsidiaries	6,592
Transfer from goodwill of associates (note 25)	57,159
Eliminated on disposal of interest in a subsidiary	(2,003)
At 31st December 2005	404,547
AMORTISATION	
At 1st January 2004	8,281
Charge for the year	15,462
Eliminated on disposal/deemed disposal of interest in subsidiaries	(4,599)
At 31st December 2004 and 1st January 2005	19,144
Elimination of accumulated amortisation upon the application of HKFRS 3	(19,144)
At 31st December 2005	–
IMPAIRMENT	
At 1st January 2004	1,158
Impairment loss recognised for the year	2,003
At 31st December 2004 and 1st January 2005	3,161
Impairment loss recognised for the year	5,402
Eliminated on disposal of interest in a subsidiary	(2,003)
At 31st December 2005	6,560
NET BOOK VALUE	
At 31st December 2005	397,987
At 31st December 2004	346,204

Prior to 31st December 2004, goodwill was amortised over its estimated useful life, ranging from 5 to 20 years.

21. GOODWILL (continued)

Goodwill acquired in business combinations was allocated, at acquisition, to the CGUs that are expected to benefit from that business combination. The carrying amount of goodwill was allocated as follows:

	THE GROUP	
	31.12.2005	1.1.2005
	HK$'000	HK$'000
		(Note)
Sale and manufacture of Chinese medicine and health food		
– 正大青春寶藥業有限公司 (Chia Tai Qingchunbao Pharmaceutical Co., Ltd.) ("Chia Tai Qingchunbao")	**121,245**	121,245
– 杭州胡慶餘堂藥業有限公司 (Hangzhou Huqingyutang Pharmaceutical Company Limited) ("HQYT Pharmaceutical")	**94,434**	–
– 遼寧好護士藥業(集團)有限責任公司 (Liaoning Herbapex Pharmaceutical Chinese medicine (Group) Company Limited) ("Liaoning Herbapex")	**28,529**	28,529
– 廈門中藥廠有限公司Xiamen Traditional Chinese Medicine Co., Ltd. ("Xiamen TCM")	**28,566**	22,043
– Other subsidiaries	**21,147**	21,098
Sale and manufacture of biomedicine		
– 上海三維生物技術有限公司 (Shanghai Sunway Biotech Co., Ltd.)	**28,339**	28,339
– 廣東天普生化醫藥股份有限公司 (Guangdong Techpool Biochem Pharma Co. Ltd.)	**75,727**	74,298
Sale and manufacture of medical equipment		
– Shanghai Medical Instruments Co.	**–**	5,333
	397,987	300,885

Note: Amount represented the net book value after the elimination of accumulated amortisation and transfers to interests in jointly controlled entities and associates, upon the application of HKAS 36 on 1st January 2005 as set out in note 2(ii).

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the year. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

21. GOODWILL (continued)

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows for the following five years. This rate does not exceed the average long-term growth rate for the relevant markets.

The rate used to discount the forecast cash flows is 6%.

During the year, due to the increased competition in the market, the Group has revised its cash flow forecasts for the CGU of sale and manufacture of medical equipment and an impairment loss of HK$5,333,000 was recognised in profit or loss.

22. NEGATIVE GOODWILL

	THE GROUP HK$'000
GROSS AMOUNT	
Arising on acquisition of a subsidiary and balance at 31st December 2004	2,212
RELEASED TO INCOME	
Released for the year and balance at 31st December 2004	9
At 31st December 2004	2,203
Derecognised upon the application of HKFRS 3	(2,203)
At 1st January 2005	–

As explained in note 2, all negative goodwill arising on acquisitions prior to 1st January 2005 was derecognised as a result of the application of HKFRS 3.

23. INTEREST IN SUBSIDIARIES

	THE COMPANY	
	2005	2004
	HK$'000	HK$'000
Unlisted shares, at cost	**1,023,154**	772,897

Details of the Company's principal subsidiaries at 31st December 2005 are set out in note 55.

24. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	HK$'000 (As restated)	**HK$'000**	HK$'000
Cost of unlisted investments in jointly controlled entities	**3,496,070**	3,234,674	**166,790**	166,790
Share of post-acquisition profits and reserves, net of dividends received	**(1,012,980)**	(1,001,267)	**–**	–
	2,483,090	2,233,407	**166,790**	166,790
Less: Impairment loss recognised	**(92,582)**	(93,618)	**(25,117)**	(25,117)
	2,390,508	2,139,789	**141,673**	141,673

24. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

Included in the cost of investment is goodwill of HK$47,275,000 (2004: HK$18,067,000) arising on acquisition of interests in jointly controlled entities. The movement of goodwill is set out below:

	THE GROUP HK$'000
COST	
At 1st January 2004 and 1st January 2005	92,677
Elimination of accumulated amortisation upon the application of HKFRS 3	(7,241)
Transfer of goodwill on subsidiaries (note 21)	1,759
Exchange adjustments	544
Arising on acquisition of a jointly controlled entity	28,314
At 31st December 2005	116,053
AMORTISATION	
At 1st January 2004	5,532
Charge for the year	1,709
At 31st December 2004 and 1st January 2005	7,241
Elimination of accumulated amortisation upon the application of HKFRS 3	(7,241)
At 31st December 2005	–
IMPAIRMENT	
Impairment loss recognised for the year ended 31st December 2004 and balance at 31st December 2004	67,369
Impairment loss recognised for the year	1,409
At 31st December 2005	68,778
NET BOOK VALUE	
At 31st December 2005	47,275
At 31st December 2004	18,067

24. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

Until 31st December 2004, goodwill was amortised over its estimated useful life, ranging from 10 to 20 years and such amortisation was included in share of the Group's results of jointly controlled entities.

During the year ended 31st December 2005, the directors considered that in light of the recurring operating losses of a jointly controlled entity and the unfavourable market conditions, with reference to the estimated cash flows from the operations of the jointly controlled entity, full impairment loss in respect of the goodwill of this jointly controlled entity of HK$1,409,000 was recognised in profit or loss.

A summary of the combined financial information in respect of the Group's jointly controlled entities which are accounted for using the equity method is set out below:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Total assets	**14,347,783**	10,610,867
Total liabilities	**(7,507,702)**	(5,099,488)
Net assets	**6,840,081**	5,511,379
Group's share of net assets of jointly controlled entities	**2,435,815**	2,215,340
Income	**6,738,886**	7,592,386
Profit for the year	**61,206**	179,354
Group's share of results of jointly controlled entities for the year	**2,839**	76,201

The Group has discontinued recognition of its share of loss of a jointly controlled entity. The amount of unrecognised share of the jointly controlled entity, both for the year and cumulatively, are as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Unrecognised share of loss of a jointly controlled entity for the year and accumulated balance	**1,691**	–

Details of the Group's principal jointly controlled entities at 31st December 2005 are set out in note 56.

25. INTERESTS IN ASSOCIATES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Cost of investment in associates		
– Listed in Hong Kong	**1,678,314**	1,697,688
– Listed in the PRC	**182,682**	283,465
– Unlisted	**201,018**	294,765
Share of post-acquisition profits and reserves, net of dividends received	**1,834,836**	2,100,658
	3,896,850	4,376,576
Less: Impairment loss recognised	**(28,793)**	(9,419)
	3,868,057	4,367,157
Fair value of listed investments	**3,265,874**	3,103,635

Included in the cost of investments is goodwill of HK$3,320,000 (2004: HK$72,291,000) arising on acquisition of interests in associates. The movement of goodwill is set out below:

	THE GROUP
	HK$'000
COST	
At 1st January 2004	123,812
Eliminated on disposal/deemed disposal of interest in associates	(41,260)
At 31st December 2004 and 1st January 2005	82,552
Elimination of accumulated amortisation upon the application of HKFRS 3	(10,261)
Transfer of goodwill on subsidiaries (note 21)	43,560
Eliminated on deemed disposal of interest in an associate	(74)
Transfer to goodwill of subsidiaries (note 21)	(57,159)
Transfer to assets classified as held for sale (note 37)	(35,924)
At 31st December 2005	22,694
AMORTISATION	
At 1st January 2004	9,032
Charge for the year	6,636
Eliminated on disposal/deemed disposal of interest in associates	(5,407)
At 31st December 2004 and 1st January 2005	10,261
Elimination of accumulated amortisation upon the application of HKFRS 3	(10,261)
At 31st December 2005	–

25. INTERESTS IN ASSOCIATES (continued)

	THE GROUP HK$'000
IMPAIRMENT	
Impairment loss recognised for the year and balance at 31st December 2005	19,374
NET BOOK VALUE	
At 31st December 2005	3,320
At 31st December 2004	72,291

Until 31st December 2004, goodwill was amortised over its estimated useful life, ranging from 5 to 20 years and such amortisation was included in the Group's share of results of associates.

During the year ended 31st December 2005, the directors considered that in light of the recurring operating losses of an associate and the increased market competition, with reference to the estimated cash flows from the operations of the associate, an impairment loss in respect of the goodwill of this associate of HK$19,374,000 was recognised in profit or loss.

A summary of the combined financial information in respect of the Group's associates is set out below:

	THE GROUP	
	2005 HK$'000	2004 HK$'000
Total assets	**43,287,778**	42,031,558
Total liabilities	**(14,693,352)**	(13,256,027)
Net assets	**28,594,426**	28,775,531
Group's share of net assets of associates	**3,893,530**	4,304,285
Income	**18,020,749**	17,520,842
(Loss) profit for the year	**(485,328)**	1,142,003
Group's share of results of associates for the year	**102,532**	254,132

Details of the Group's principal associates at 31st December 2005 are set out in note 57.

23. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31st December 2005 comprise:

	THE GROUP
	HK$'000
Investments in equity securities listed in Hong Kong	11,521
Investments in equity securities listed in the PRC	17,957
Investments in unlisted equity securities in Hong Kong	5
Investments in unlisted equity securities in the PRC	291,571
	321,054

At 31st December 2005, all available-for-sale investments were stated at fair value, except for those unlisted equity investments of which their fair values cannot be measured reliably. Fair values of investments are determined by reference to bid prices quoted in active markets.

In the current year, the Group disposed of certain unlisted equity securities with carrying amount of HK$36,509,000, which had been carried at cost less impairment prior to the disposal. Neither gain nor loss arose on the disposal.

The above investments in unlisted equity securities are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

During the year, the directors reviewed the carrying amount of the available-for-sale investments in light of the current market condition with reference to the estimated discounted future cash flows from the business operated by the investees. The directors identified an impairment loss of HK$9,648,000 on the investment and the amount has been recognised in profit or loss accordingly (2004: impairment loss on investments in securities of HK$35,855,000).

27. INVESTMENTS IN OTHER PROJECTS

The Group has certain unlisted investments which include principally interests in various companies established in the PRC which are engaged in the provision of printing services, manufacture of paper products, manufacture and sale of packaging materials and operation of a training centre. Pursuant to various addendums to the joint venture agreements with the respective PRC joint venture partners, the Group has forfeited its economic interests in connection with the operation and management of these companies in return for the receipt of contracted annual payments. Accordingly, these joint ventures are not regarded as the Group's subsidiaries, jointly controlled entities or associates.

During the year ended 31st December 2004, the directors reviewed the carrying amount of these investments in other projects in light of the current market conditions with reference to the financial results and business operated by certain investees. The directors identified an impairment loss of HK$36,677,000 on the investments, estimated by reference to the net recoverable amount of the investments and the amount was recognised in the income statement for the year ended 31st December 2004.

THE GROUP

	HK$'000
Investments in the above-mentioned and other projects as at 31st December 2004 are set out below:	
Unlisted investments in the PRC, at cost	113,763
Unlisted investments in Hong Kong, at cost	5
Less: Impairment loss recognised	(62,739)
	51,029
Amounts due from investees, net of allowance	3
Balance at 31st December 2004	51,032

The amounts due from investees were unsecured, non-interest bearing and have no fixed repayment terms. In the opinion of the directors, the amounts will not be repayable within one year from the balance sheet date. Accordingly, such amounts were classified as non-current.

Upon the application of HKAS 39 on 1st January 2005, the above investments were reclassified to available-for-sale investments.

28. INVESTMENTS IN SECURITIES

THE GROUP

Investments in securities as at 31st December 2004 are set out below:

	Investment securities HK$'000	Other investments HK$'000	Total HK$'000
Equity securities:			
Listed			
Hong Kong	21,169	384,321	405,490
United States of America	–	37,907	37,907
Others	–	6,300	6,300
	21,169	428,528	449,697
Unlisted in the PRC	224,295	48	224,343
Unlisted debt securities:			
Hong Kong	–	288,881	288,881
PRC	–	63,117	63,117
United States of America	–	286,089	286,089
Others	–	17,421	17,421
	–	655,508	655,508
Total	245,464	1,084,084	1,329,548
Market value of listed securities	21,169	428,528	449,697
Carrying amount of investments in securities analysed for reporting purposes as:			
Current	–	1,084,036	1,084,036
Non-current	245,464	48	245,512
	245,464	1,084,084	1,329,548

During the year ended 31st December 2004, the directors reviewed the carrying amount of the investments in securities in light of the current market conditions with reference to the financial results and business operated by certain investees. The directors identified an impairment loss of HK$35,855,000 on the investments, estimated by reference to the market values of the investments and the amount was recognised in the income statement for the year ended 31st December 2004.

Upon the application of HKAS 39 on 1st January 2005, investments in these securities were reclassified to appropriate categories under HKAS 39.

29. LOAN RECEIVABLES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Fixed-rate loan receivables	**4,444**	2,748
Variable-rate loan receivables	**62,590**	–
	67,034	2,748
Analysed for reporting purposes:		
Non-current portion (receivable after 12 months)	**4,277**	2,748
Current portion (receivable within 12 months)	**62,757**	–
	67,034	2,748

The exposure of the Group's fixed-rate loan receivables to interest rate risks and their contractual maturity dates are as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Fixed-rate loan receivables:		
Within one year	**167**	–
In more than three years but not more than four years	**4,277**	2,748
	4,444	2,748

In addition, the Group has a loan receivable of HK$62,590,000 (2004: Nil), which carries interest at HIBOR plus 1%. Interest rate is repriced every six months.

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's loan receivables are as follows:

	2005	2004
Effective interest rate:		
Fixed-rate loan receivables	**5.5%**	3.5%
Variable-rate loan receivables	**HIBOR+1%**	N/A

29. LOAN RECEIVABLES (continued)

The Group's loan receivables are denominated in the following currencies:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Hong Kong dollars	**4,444**	–
United State dollars	**62,590**	2,748
	67,034	2,748

The variable-rate loan receivable of HK$62,590,000 as at 31st December 2005 represents the amount due from General Water of China Co., Ltd. ("General Water"), a jointly controlled entity of the Group, and is secured by General Water's 55% equity interest in 廈門水務中環污水處理有限公司 and 45% equity interest in 廈門水務中環制水有限公司.

The fixed-rate loan receivable of HK$4,444,000 as at 31st December 2005 represents the amount due from a minority shareholder of a subsidiary (the"MI shareholder I"). It is secured by the MI shareholder I's equity interest in the subsidiary and the dividend distribution by the subsidiary.

The fixed-rate loan receivable of HK$2,748,000 as at 31st December 2004 represents the amount due from a minority shareholder of another subsidiary (the"MI Shareholder II"). It was secured by the MI Shareholder II's equity interest in the subsidiary and the dividend distribution by the subsidiary and it was fully settled during the year.

The fair value of the Group's loan receivables as at 31st December 2005 approximates to their carrying amount.

30. DEPOSITS PAID ON ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

THE GROUP

The deposits were paid by the Group in connection with the acquisition of property, plant and equipment for new production facilities.

31. DEPOSIT PAID ON ACQUISITION OF A SUBSIDIARY

THE GROUP

The deposits were paid by the Group in connection with the acquisition of a subsidiary which was engaged in manufacture of pharmaceutical raw materials. The deposit represented the Group's entire committed contribution to the investment and no additional capital commitment on this investment as at 31st December 2005.

32. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative under hedge accounting

	THE GROUP AND THE COMPANY	
	31.12.2005	1.1.2005
	HK$'000	HK$'000
Cash flow hedge – Interest rate swaps:		
Non-current asset (liability)	**6,421**	(3,328)

Cash flow hedge:

The Group uses interest rate swaps to minimise its exposure to changes in cash flow of interest payments of its floating-rate Hong Kong dollars bank borrowings by swapping HK$800 million long-term portion syndicated loan, which due at 10th April 2007, from floating rate of HIBOR plus 0.45% to the predetermined rates. The interest rate swaps and the corresponding syndicated loan have the same duration and the directors of the Company consider that the interest rate swaps are highly effective hedging instruments.

The above derivative was measured at fair value at each balance sheet date. Its fair value was determined based on the valuation carried out by a financial institution with reference to similar instruments at the balance sheet date.

33. INVENTORIES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Raw materials	**649,608**	458,346
Work in progress	**112,557**	84,230
Finished goods	**330,465**	202,042
Merchandise held for resale	**123,095**	133,167
	1,215,725	877,785

34. TRADE AND OTHER RECEIVABLES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Trade receivables	**1,003,161**	769,906
Less: accumulated impairment	**(60,014)**	(75,237)
	943,147	694,669
Other receivables	**596,714**	792,625
Total trade and other receivables	**1,539,861**	1,487,294

The Group generally allows credit period ranging from 30 days to 90 days to its trade customers. An aged analysis of trade receivables net of impairment losses, are as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Trade receivables:		
Within 30 days	**496,563**	330,531
Within 31 – 60 days	**174,943**	162,563
Within 61 – 90 days	**78,413**	82,419
Within 91 – 180 days	**106,355**	56,385
Within 181 – 360 days	**57,750**	43,321
Over 360 days	**29,123**	19,450
	943,147	694,669

The fair value of the Group's trade and other receivables at 31st December 2005 approximated to the corresponding carrying amount.

35. INVESTMENTS HELD-FOR-TRADING

	THE GROUP
	HK$'000
Investments held-for-trading as at 31st December 2005 include:	
Listed equity securities in	
– Hong Kong	147,806
– United States of America	98,356
Unlisted debt securities	823,880
	1,070,042

The fair values of listed equity securities and unlisted debt securities are based on bid prices quoted in respective exchange markets and bid prices quoted in respective over-the-counter markets.

36. PLEDGED BANK DEPOSITS AND BANK BALANCES AND CASH

THE GROUP

Pledged bank deposits represents deposits pledged to banks to secure general banking facilities granted to the Group, an associate and a jointly controlled entity. Deposits amounting to HK$28,000,000 (2004: HK$43,121,000) have been pledged to secure general banking facilities and are therefore classified as current assets.

The pledged bank deposits and bank deposits carry fixed interest rates of 4.07% per annum and 0.98% per annum respectively. The fair value of bank deposits as at 31st December 2005 approximated to the corresponding carrying amount.

37. ASSETS CLASSIFIED AS HELD FOR SALE

Assets classified as held for sale as at 31st December 2005 comprise:

(a) In October 2005, the Group entered into a conditional share repurchase agreement with Shanghai Jahwa United Co. Ltd. ("Shanghai Jahwa"), a 28.15% held associate of the Group, pursuant to which Shanghai Jahwa shall repurchase from the Group its entire interest in Shanghai Jahwa at a consideration of RMB336,680,000 (equivalent to approximately HK$323,731,000). The share repurchase is to be completed on or before 31st December 2006, subject to appropriate government approvals. Accordingly, the Group's interest in Shanghai Jahwa of HK$348,642,000 (including goodwill of HK$35,924,000) has been reclassified as assets held for sale and is presented separately in the balance sheet. Since the net realisable value on the share repurchase will fall below the carrying amount of reclassified asset, an impairment loss of HK$31,247,000 was recognised during the year.

37. ASSETS CLASSIFIED AS HELD FOR SALE (continued)

(b) During the year, the Group resolved to dispose of two pieces of land and buildings with aggregate carrying amounts of HK$27,790,000 (2004: nil) to an outsider within twelve months subsequent to the balance sheet date. Accordingly, the amounts have been classified as assets held for sale and are presented separately in the balance sheet. The proceeds of disposal will exceed their net carrying amounts and, accordingly, no impairment loss has been recognised.

The major classes of assets classified as held for sale are as follows:

	2005 HK$'000
Property, plant and equipment	11,915
Prepaid lease payments	15,875
	27,790

38. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade payables of HK$578,475,000 (2004: HK$505,911,000) and their aged analysis is as follows:

	THE GROUP	
	2005 **HK$'000**	2004 HK$'000
Trade payables:		
Within 30 days	**356,876**	318,942
Within 31 – 60 days	**91,492**	85,854
Within 61 – 90 days	**42,345**	35,779
Within 91 – 180 days	**37,727**	29,036
Within 181 – 360 days	**25,738**	25,093
Over 360 days	**24,297**	11,207
	578,475	505,911

The fair value of the Group's trade and other payables at 31st December 2005 approximated to the corresponding carrying amount.

39. BANK AND OTHER BORROWINGS

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans	**2,171,265**	2,038,333	**1,600,000**	1,600,000
Other loans	**122,484**	61,702	**–**	–
	2,293,749	2,100,035	**1,600,000**	1,600,000
Analysed as:				
Secured	**393,267**	151,145	**–**	–
Unsecured	**1,900,482**	1,948,890	**1,600,000**	1,600,000
	2,293,749	2,100,035	**1,600,000**	1,600,000
Carrying amount repayable:				
On demand or within one year	**1,320,175**	1,240,645	**800,000**	800,000
More than one year but not more than two years	**865,495**	15,941	**800,000**	–
More than two years but not more than five years	**100,812**	833,860	**–**	800,000
Over five years	**7,267**	9,589	**–**	–
	2,293,749	2,100,035	**1,600,000**	1,600,000
Less: Amounts due within one year shown under current liabilities	**(1,320,175)**	(1,240,645)	**(800,000)**	(800,000)
	973,574	859,390	**800,000**	800,000

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates (or repricing dates) are as follows:

	2005	2004
	HK$'000	HK$'000
Fixed-rate borrowings:		
Within one year	**420,974**	355,954
In more than one year but not more than two years	**65,495**	10,341
In more than two years but not more than three years	**62,021**	11,936
In more than three years but not more than four years	**38,626**	162
In more than four years but not more than five years	**165**	162
In more than five years	**7,267**	9,589
	594,548	388,144

33. BANK AND OTHER BORROWINGS (continued)

In addition, the Group has variable-rate borrowings which carry interest at the range of HIBOR plus 0.45% to HIBOR plus 2.5%. Interest is repriced every three months.

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

	2005	2004
Effective interest rate:		
Fixed-rate borrowings	**2.4% to 9%**	2.4% to 9%
Variable-rate borrowings	**0.97% to 4.65%**	0.66% to 1.28%

During the year, the Group obtained new loans in the amount of HK$524,617,000. The loans bear interest at market rates and will be repayable in 2006. The proceeds were used to finance the acquisition of property, plant and equipment.

The fair value of the above Group's borrowings approximated to the corresponding carrying amounts.

As at the balance sheet date, the Group has approximately HK$43,990,000 (2004: nil) undrawn fixed rate borrowing facilities which is expiring within one year.

40. SHARE CAPITAL

	Number of ordinary shares	Amount HK$'000
Authorised:		
Ordinary shares of HK$0.10 each		
– at 1st January 2004, 31st December 2004 and 31st December 2005	2,000,000,000	200,000
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
– balance at 1st January 2004	945,748,000	94,575
– exercise of share options	12,890,000	1,289
– balance at 31st December 2004	958,638,000	95,864
– exercise of share options	8,895,000	889
– balance at 31st December 2005	967,533,000	96,753

41. SHARE-BASED PAYMENT TRANSACTIONS

Details of the equity-settled share option schemes adopted by members of the Group are as follows:

(a) SIHL Scheme

The Company has, in accordance with Chapter 17 of the Listing Rules, adopted a new share option scheme (the"SIHL Scheme"), as approved by the shareholders of the Company at the extraordinary general meeting held on 31st May 2002.

According to the SIHL Scheme, the Board of Directors of the Company may grant options to any director and employee of each member of the Group (including a company in which (i) the Company is directly or indirectly interested in less than 20% of the issued share capital or equity interest or voting rights of such company but is the largest shareholder or the holder of the largest voting rights of such company; or (ii) in the opinion of the Board, the Company is able to exercise significant influence to such company); and any executive or employee of any business consultant, professional and other advisers to each member of the Group, to subscribe for shares in the Company for a consideration of HK$1 for each lot of share options granted. Share options granted should be accepted within 30 days from the date of grant. The Board of Directors may at its absolute discretion determine the period during which a share option may be exercised, such period should expire no later than 10 years from the date of the adoption of the SIHL Scheme. The Board of Directors may also provide restrictions on the exercise of a share option during the period a share option may be exercised.

41. SHARE-BASED PAYMENT TRANSACTIONS (continued)

(a) SIHL Scheme (continued)

The exercise price is determined by the Board of Directors of the Company, and shall be at least the highest of: (i) the closing price of the Company's shares on the date of grant; (ii) the average closing price of the Company's shares for the five trading days immediately preceding the date of grant; and (iii) the nominal value of the share.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the SIHL Scheme and any other share option schemes of the Company shall not exceed 30% (or such higher percentage as may be allowed under the Listing Rules) of the total number of shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the options granted to each participants under the SIHL Scheme and any other option schemes (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue unless approved by the shareholders of the Company.

At 31st December 2005, the number of shares in respect of which options were granted under the SIHL Scheme and which remained outstanding was approximately 1.8% (2004: 1.7%) of the shares of the Company in issue at that date.

The following table discloses details of the Company's options under the SIHL Scheme held by employees (including directors) and business consultants and movement in such holdings during the year:

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2005	Granted during the year	Exercised during the year	Outstanding at 31.12.2005
September 2002	11.71	16,280,000	–	(8,895,000)	7,385,000
September 2005	14.89	–	10,000,000	–	10,000,000
		16,280,000	10,000,000	(8,895,000)	17,385,000

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2004	Granted during the year	Exercised during the year	Outstanding at 31.12.2004
September 2002	11.71	26,120,000	–	(9,840,000)	16,280,000

41. SHARE-BASED PAYMENT TRANSACTIONS (continued)

(a) SIHL Scheme (continued)

Details of the share options held by the directors included in the above table are as follows:

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2005	Granted during the year	Exercised during the year	Outstanding at 31.12.2005
September 2002	11.71	500,000	–	(500,000)	–
September 2005	14.89	–	2,440,000	–	2,440,000
		500,000	2,440,000	(500,000)	2,440,000

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2004	Exercised during the year	Reclassified during the year (note)	Outstanding at 31.12.2004
September 2002	11.71	–	–	500,000	500,000

Note: Mr. Qu Ding was appointed as a director of the Company on 28th August 2004 and accordingly, the share options were reclassified from share options held by employees.

The options granted on 10th September 2002 ("First Lot Share Options") may be exercised in accordance with the following terms of the relevant scheme as to:

1. 30% of the options within three and a half years commencing on 10th March 2003;
2. a further 30% of the options within two and a half years commencing on 10th March 2004;
3. the remaining 40% of the options within one and a half years commencing on 10th March 2005; and
4. the options will expire at the close of business on 9th September 2006.

41. SHARE-BASED PAYMENT TRANSACTIONS (continued)

(a) SIHL Scheme (continued)

The options granted on 2nd September 2005 ("Second Lot Share Options") may be exercised in accordance with the terms of the relevant scheme as to:

1. 30% of the options within three years commencing on 2nd March 2006;
2. a further 30% of the options within two years commencing on 2nd March 2007;
3. the remaining 40% of the options within one year commencing on 2nd March 2008; and
4. the options will expire at the close of business on 1st March 2009.

During the year, the weighted average closing prices of the Company's shares on the trading day immediately before the respective dates on which the First Lot Share Options were exercised was HK$15.75 (2004: HK$14.86).

The closing price of the Company's shares on the trading day immediately before 2nd September 2005, being the date of grant of the Second Lot Share Options, was HK$14.85 (2004: Nil).

Total consideration received for shares issued upon exercise of share options under the SIHL Scheme during the year was approximately HK$104,160,000 (2004: HK$147,143,000).

During the year ended 31st December 2005, 10,000,000 share options were granted on 2nd September 2005 to the Group's employees and consultants. The estimated aggregate fair value of the options granted is approximately HK$9,946,000.

The fair value was calculated using The Black-Scholes option pricing model. The inputs into the model were as follows:

	2005
Weighted average fair value	HK$0.9946
Weighted average share price	HK$14.85
Exercise price	HK$14.89
Expected volatility	16.7%
Weighted average expected life	2.5 years
Weighted average Hong Kong Exchange Fund Note rate	3.48%
Expected dividend yield	3.7%

Expected volatility was determined by using the historical volatility of the Company's share price over the previous year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

As the services to be performed by the consultants cannot be determined reliabily at the time the options were granted, the fair value of such services is also measured with reference to the fair value of share options granted using the Black-Scholes option pricing model.

The Group recognised an expense of approximately HK$3,911,000 for the year ended 31st December 2005 (2004: nil) in relation to the share options granted by the Company, in which approximately HK$2,738,000 (2004: nil) was related to options granted to the Group's employees and shown as staff costs, and the remaining balance represents share option expense for consultants.

41. SHARE-BASED PAYMENT TRANSACTIONS (continued)

(b) Mergen Biotech Scheme

A subsidiary of the Company, Mergen Biotech Limited ("Mergen Biotech") adopted a share option scheme (the"Mergen Biotech Scheme") on 28th May 2004 for the primary purpose of providing incentives to eligible participants to contribute to Mergen Biotech and to enable Mergen Biotech to recruit and attract high-calibre employees and the scheme is to expire on 17th May 2014.

Under the Mergen Biotech Scheme, the Board of Directors of Mergen Biotech ("Mergen Board") can grant options to eligible participants, including any director, management, employee (whether full-time or part-time) or business consultant and professional adviser of Mergen Biotech and its subsidiaries, to subscribe for shares in Mergen Biotech for a consideration of HK$1 for each lot of share options granted. Options granted have to be accepted within 30 days from the date of grant.

Options are exercisable during a period to be notified by the Mergen Board to each grantee, such period shall not be more than 10 years from the date of adoption of the Mergen Biotech Scheme. The exercise price is to be determined by the Mergen Board with reference to the pro forma net asset per share of Mergen Biotech ("Mergen Share") as at 31st December 2003 and was not to be less than US$8.22 (or its equivalent in HK$) per Mergen Share. The subscription price of options granted after the Company has contemplated a separate listing of Mergen Biotech on the Main Board or the Growth Enterprise Market ("GEM") of the Stock Exchange or any overseas stock exchange and up to the date of listing of the Mergen Shares shall not be lower than the new issue price of the Mergen Shares on listing. Without to the foregoing, any options granted during the period commencing 6 months before the lodgement of Form A1 (or its equivalent for listing on GEM or any overseas exchange) are subject to the above requirement. The subscription price of any options granted during such period shall be adjusted at the absolute discretion of the Mergen Board to a price not lower than the new issue price of the Mergen Shares on listing.

The maximum number of Mergen Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Mergen Biotech Scheme and other share option scheme(s) of Mergen Biotech shall not exceed 10% of the total number of Mergen Shares in issue from time to time. The total number of shares in respect of which options could be granted under the Mergen Biotech Scheme shall not exceed 10% of the total number of Mergen Shares in issue as at the date of adoption of the Mergen Biotech Scheme. No eligible participants under the Mergen Biotech Scheme could be granted an option which would result in the aggregate number of Mergen Shares issued and to be issued upon exercise of the options granted to such participant (including exercised, cancelled and outstanding options) in any 12-month period exceed 1% of the Mergen Shares in issue (the"Specified Limit") unless approved by the shareholders of the Company. On 28th May 2004, the shareholders of the Company approved the granting of an option entitling Mr. Hu Fang to subscribe for 39,000 Mergen Shares which exceeded the Specified Limit, at an exercise price of not less than US$8.22 (or its equivalent in HK$) per Mergen Share. The share options can be exercised during the period from 30th June 2005 to 30th May 2014 with details below:

41. SHARE-BASED PAYMENT TRANSACTIONS (continued)

(b) Mergen Biotech Scheme (continued)

1. 70% of the options within nine years and eleven months commencing on 30th June 2005;
2. a further 15% of the options within nine years and five months commencing on 31st December 2005;
3. the remaining 15% of the options within eight years and eleven months commencing on 30th June 2006; and
4. the options will expire at the close of business on 30th May 2014.

During the year ended 31st December 2005, no options was granted or exercised under the Mergen Biotech Scheme.

On 31st December 2004, Mergen Biotech granted options to subscribe for 63,400 Mergen Shares under the Mergen Biotech Scheme to its employees at an exercise price of US$8.22 (or its equivalent in HK$) per Mergen Share. Among which, options to subscribe for 39,000 Mergen Shares were granted to Mr. Hu Fang. As at the date of this annual report, the number of shares in respect of which options had been granted under the Mergen Biotech Scheme and remained outstanding was approximately 8.1% of the shares of Mergen Biotech in issue at that date. Options granted on 31st December 2004 under the Mergen Biotech Scheme are exercisable within the period from 30th June 2005 to 30th June 2014.

During the year ended 31st December 2004, 63,400 share options were granted on 31st December 2004. The estimated fair value of the options granted is approximately HK$5,233,000.

The fair value was calculated using The Black-Scholes option pricing model. The inputs into the model were as follows:

	2004
Net assets per share on date of grant	US$15.24
Exercise price	US$8.22
Expected volatility	59.9%
Weighted average expected life	5 years
Weighted average Hong Kong Exchange Fund Note rates	2.66%
Expected dividend yield	Nil

Expected volatility was determined by using the historical volatility of fair value of comparable listed entities engaging in similar business activities over the previous year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

The Group recognised an expense of approximately HK$2,227,000 for the year ended 31st December 2005 (2004: HK$2,800,000) in relation to the share options granted by Mergen Biotech.

42. RESERVES

	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Hedging reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY							
At 1st January 2004	9,886,904	–	1,071	1,137,728	–	2,836,253	13,861,956
Profit for the year	–	–	–	–	–	694,221	694,221
Premium arising on issue of shares	145,854	–	–	–	–	–	145,854
Transaction costs attributable to issue of new shares	(127)	–	–	–	–	–	(127)
Dividends paid (note 14)	–	–	–	–	–	(495,067)	(495,067)
At 31st December 2004	10,032,631	–	1,071	1,137,728	–	3,035,407	14,206,837
Effect of adoption of new accounting policies	–	–	–	–	(3,328)	–	(3,328)
At 1st January 2005 – as restated	10,032,631	–	1,071	1,137,728	(3,328)	3,035,407	14,203,509
Gains on fair value changes of derivatives under cash flow hedges, income recognised directly in equity	–	–	–	–	9,749	–	9,749
Profit for the year	–	–	–	–	–	661,159	661,159
Total recognised income and expense for the year	–	–	–	–	9,749	661,159	670,908
Premium arising on issue of shares	103,271	–	–	–	–	–	103,271
Transaction costs attributable to issue of new shares	(121)	–	–	–	–	–	(121)
Recognition of equity-settled share-based payment expenses	–	3,911	–	–	–	–	3,911
Dividends paid (note 14)	–	–	–	–	–	(529,805)	(529,805)
At 31st December 2005	**10,135,781**	**3,911**	**1,071**	**1,137,728**	**6,421**	**3,166,761**	**14,451,673**

The Company's reserve available for distribution to shareholders as at 31st December 2005 represents its accumulated profits of approximately HK$3,166.8 million (2004: HK$3,035.4 million).

The Company's capital reserve which arose in 1997 upon reduction of share premium as confirmed by the Order of the High Court of Hong Kong was not realised profits and is an undistributable reserve.

43. AMOUNTS DUE FROM (TO) SUBSIDIARIES

At 31st December 2005, the amounts due from subsidiaries were unsecured and repayable on demand. Except for an amount of approximately HK$80 million (2004: 50 million) which interest at commercial rates, the balances were non interest bearing.

The amounts due from (to) subsidiaries are unsecured, non-interest bearing and repayable on demand.

The fair value of the amounts due from (to) subsidiaries as at 31st December 2005 approximated to the corresponding carrying amount.

44. DEFERRED TAXATION

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior years:

	Accelerated tax depreciation	Revaluation of properties	Tax losses	Other deferred tax liabilities	Other deferred tax assets	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January 2004	81,187	–	(5,100)	1,290	(5,476)	71,901
Charge (credit) to income for the year (note 11)	20,758	–	150	2,104	(2,976)	20,036
Acquired on acquisition of subsidiaries	–	–	–	–	(33,232)	(33,232)
At 31st December 2004	101,945	–	(4,950)	3,394	(41,684)	58,705
Exchange adjustments	62	–	–	65	235	362
(Credit) charge to income for the year (note 11)	(595)	2,126	(2,850)	6,555	17,300	22,536
At 31st December 2005	**101,412**	**2,126**	**(7,800)**	**10,014**	**(24,149)**	**81,603**

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2005	2004
	HK$'000	HK$'000
Deferred tax liabilities	**107,479**	91,937
Deferred tax assets	**(25,876)**	(33,232)
	81,603	58,705

44. DEFERRED TAXATION (continued)

At 31st December 2005, the Group had unused tax losses of HK$76.9 million (2004: HK$142.5 million) available for offset against future profits. A deferred tax asset amounting to approximately HK$7.8 million (2004: HK$5.0 million) in respect of tax losses amounted to approximately HK$44.6 million (2004: HK$28.3 million) was recognised. No deferred tax asset has been recognised in respect of the remaining HK$32.3 million (2004: HK$114.2 million) due to the unpredictability of future profit streams. The unrecognised tax losses may be carried forward indefinitely.

45. ACQUISITION OF SUBSIDIARIES

During the year, the Group acquired certain subsidiaries, details of which are as follows:

(a) In February 2005, the Group increased its interest in Chengdu Jiuxing Printing and Packing Co., Ltd. ("Chengdu Jiuxing") from 30% to 51%, at a consideration of RMB22,480,000 (equivalent to HK$21,208,000). Chengdu Jiuxing is a sino-foreign equity joint venture company established in the PRC and is previously treated as an associate of the Group. The acquisition has been accounted for using the purchase method of accounting. No goodwill or discount arose on this acquisition.

(b) In September 2005, the Group increased its interest in Hebei Yongxin Paper Co., Ltd. ("Hebei Yongxin") from 39% to 66%, at a consideration of RMB14,070,000 (equivalent to HK$13,529,000). Hebei Yongxin is a sino-foreign equity joint venture company established in the PRC and is previously treated as a jointly controlled entity of the Group. The acquisition has been accounted for using the purchase method of accounting. No goodwill or discount arose on this acquisition.

(c) In July 2005, the Group increased its interest in HQYT Pharmaceutical from 30.006% to 51.007%, at a consideration of RMB134,800,000 (equivalent to HK$129,615,000). HQYT Pharmaceutical is a sino-foreign equity joint venture company established in the PRC and is previously treated as an associate of the Group. The acquisition has been accounted for using the purchase method of accounting. The amount of goodwill arising as a result of this acquisition was HK$37,274,000.

45. ACQUISITION OF SUBSIDIARIES (continued)

The net assets acquired in the transactions, and the goodwill and discount on acquisition arising, are as follows:

	Chengdu Jiuxing			Hebei Yongxin			HQYT Pharmaceutical		
	Acquiree's carrying amount before combination HK$'000	Fair value adjustments HK$'000	Fair values HK$'000	Acquiree's carrying amount before combination HK$'000	Fair value adjustments HK$'000	Fair values HK$'000	Acquiree's carrying amount before combination HK$'000 (Note)	2005 HK$'000	2004 HK$'000
Net assets acquired:									
Investment properties	-	-	-	-	-	-	-	-	41,982
Property, plant and equipment	85,058	(134)	84,924	243,324	(11,994)	231,330	81,288	**397,542**	511,750
Prepaid lease payments	20,454	-	20,454	26,959	-	26,959	15,363	**62,776**	114,148
Other intangible assets	-	52,890	52,890	-	6,231	6,231	-	**59,121**	39,206
Interest in associates	-	-	-	-	-	-	-	-	591,998
Available-for-sale investments/ investments in securities	18,525	-	18,525	-	-	-	96	**18,621**	102,302
Deferred tax assets	-	-	-	-	-	-	-	-	33,232
Inventories	47,468	-	47,468	54,709	-	54,709	31,661	**133,838**	348,058
Trade and other receivables	77,526	(10,362)	67,164	128,861	-	128,861	76,058	**272,083**	572,538
Taxation recoverable	1,529	-	1,529	-	-	-	-	**1,529**	-
Bank balances and cash	15,205	-	15,205	41,007	-	41,007	152,036	**208,248**	514,285
Trade and other payables	(125,250)	-	(125,250)	(230,403)	-	(230,403)	(70,542)	**(426,195)**	(616,796)
Taxation payable	-	-	-	(2,822)	-	(2,822)	-	**(2,822)**	(8,001)
Bank and other borrowings	(71,220)	-	(71,220)	(205,567)	-	(205,567)	(25,962)	**(302,749)**	(401,293)
Minority interests of investees	(4,118)	(5,852)	(9,970)	-	-	-	-	**(9,970)**	-
	65,177	36,542	101,719	56,068	(5,763)	50,305	259,998	**412,022**	1,843,409
Minority interests			(48,347)			(17,036)	(134,353)	**(199,736)**	(1,066,466)
			53,372			33,269	125,645	**212,286**	776,943
Other revaluation reserve			(10,963)			2,247	-	**(8,716)**	-
Goodwill arising on acquisitions			-			-	37,274	**37,274**	130,369
Negative goodwill arising on acquisition of a subsidiary			-			-	-	-	(2,212)
			42,409			35,516	162,919	**240,844**	905,100
Satisfied by:									
Cash consideration paid			21,208			13,529	129,615	**164,352**	905,100
Interests in associates			21,201			-	33,304	**54,505**	-
Interest in a jointly controlled entity			-			21,987	-	**21,987**	-
			42,409			35,516	162,919	**240,844**	905,100
Net cash inflow (outflow) arising on acquisitions:									
Cash consideration paid			(21,208)			(13,529)	(129,615)	**(164,352)**	(905,100)
Cash and cash equivalents acquired			15,205			41,007	152,036	**208,248**	514,285
			(6,003)			27,478	22,421	**43,896**	(390,815)

Note: The carrying amounts of net assets of HQYT Pharmaceutical acquired approximate to their fair values.

45. ACQUISITION OF SUBSIDIARIES (continued)

The goodwill arising on the acquisition of HQYT Pharmaceutical is attributable to the anticipated profitability of the distribution of the Group's products in the new markets and the anticipated future operating synergies from the combination.

The subsidiaries acquired contributed approximately HK$469.7 million and HK$26.1 million to the Group's turnover and profit for the year, respectively, during the year between the dates of acquisition and the balance sheet date.

Had the acquisitions been completed on 1st January 2005, the Group's turnover and profit for the year would have been increased by approximately HK$1,011.0 million and HK$60.6 million respectively. This proforma information is for illustrative purposes only and is not necessarily indicative of the turnover and results of the Group that would actually have been impacted had the acquisitions been completed on 1st January 2005, nor is it intended to be a projection of future results.

46. DISPOSAL OF SUBSIDIARIES

During the year, the Group disposed of its entire interests in Guiyang Jiuxing Printing Co., Ltd., China Luck Property Limited ("China Luck") and Ningxia SIIC Viopes Nutracentials Co., Ltd.. The net assets of the subsidiaries at the date of disposal were as follows:

	2005 HK$'000	2004 HK$'000
Net assets disposed of:		
Property, plant and equipment	**18,263**	–
Prepaid lease payments	**1,493**	–
Interest in associates	**–**	199,671
Inventories	**3,683**	–
Trade and other receivables	**4,791**	–
Taxation recoverable	**130**	44
Bank balances and cash	**1,205**	–
Trade and other payables	**(15,466)**	(44)
Bank and other borrowings	**(962)**	–
	13,137	199,671
Minority interests	**(2,315)**	–
	10,822	199,671
Unamortised goodwill	**–**	16,345
Translation reserve realised	**11**	(286)
	10,833	215,730
Net (loss) gain on disposal of interest in subsidiaries	**(5,506)**	3,603
Consideration	**5,327**	219,333

43. DISPOSAL OF SUBSIDIARIES (continued)

	2005 HK$'000	2004 HK$'000
Satisfied by:		
Cash consideration received	**5,327**	198,396
Other receivables	**–**	20,937
	5,327	219,333
Net cash inflow arising on disposal:		
Cash received	**5,327**	198,396
Bank balances and cash disposed of	**(1,205)**	–
	4,122	198,396

The subsidiaries disposed of during the year did not make any significant contribution to the results and cash flows of the Group during the period prior to the disposals.

44. OPERATING LEASES

The Group as lessee

At the balance sheet date, the Group and the Company had commitments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Within one year	**29,831**	32,530	**6,562**	2,981
In the second to fifth year inclusive	**67,283**	78,279	**3,281**	67
After five years	**92,225**	101,638	**–**	–
	189,339	212,447	**9,843**	3,048

Operating lease payments represent rental payable by the Group and the Company for certain office and factory properties. Leases are negotiated for an average term of 20 years and rentals are fixed for an average term of 1 to 2 years.

Included in the above are operating lease commitments for land and buildings of approximately HK$165 million (2004: HK$171 million) and approximately HK$9.8 million (2004: HK$3.1 million) payable by the Group and the Company respectively to the ultimate holding company and fellow subsidiaries.

47. OPERATING LEASES (continued)

The Group as lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	THE GROUP			
	Land and buildings		Plant and machinery	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**797**	1,707	**–**	2,151
In the second to fifth year inclusive	**106**	849	**–**	–
	903	2,556	**–**	2,151

The Company had no significant operating lease arrangements at the balance sheet date.

48. CAPITAL COMMITMENTS

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of		
– toll road construction costs	**29,182**	–
– investment in Jinhua Jinyong Expressway Construction and Investment Co., Ltd. ("Jinyong")	**–**	267,170
– investments in PRC jointly controlled entities	**40,718**	40,410
– acquisition of property, plant and equipment	**85,055**	126,096
– additions in construction in progress	**73,938**	7,328
– investment in securities	**–**	312
	228,893	441,316
Capital expenditure authorised but not contracted for in respect of		
– toll road construction costs	**1,747,066**	–
– acquisition of property, plant and equipment	**85,519**	64,721
– investments in PRC subsidiaries and associates	**–**	157,931
	1,832,585	222,652

48. CAPITAL COMMITMENTS (continued)

In addition to the above, the Group's share of capital commitments of the jointly controlled entities are as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of		
– toll road construction costs	**27,519**	–
– investments in PRC jointly controlled entities and associates	**13,011**	432,656
– acquisition of property, plant and equipment	**430,615**	68,057
– additions in construction in progress	**76,763**	–
	547,908	500,713
Capital expenditure authorised but not contracted for in respect of		
– additions in construction in progress	**116,550**	–
– acquisition of property, plant and equipment	**–**	125,704
	116,550	125,704

The Company had no significant capital commitment at the balance sheet date.

At 31st December 2004, included in the bank balances and cash was a bank deposit of approximately HK$75.5 million designated as a security deposit for the committed investment in Jinyong, which was fully utilised as capital contribution during the year.

49. CONTINGENT LIABILITIES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Guarantees given to banks in respect of banking facilities utilised by		
– associates	**18,000**	18,000
– a supplier	**1,635**	1,887
– connected persons	**–**	50,471
– outsiders	**–**	33,019
	19,635	103,377

Details of contingent liabilities given by the Group to connected persons are set out in note 52(i)(c).

The Company did not have significant contingent liabilities at the balance sheet date.

50. PLEDGE OF ASSETS

At 31st December 2005, the following assets were pledged by the Group to banks in order to secure general banking facilities granted by these banks to the Group:

(i) plant and machinery with a net book value of approximately HK$32.0 million (2004: HK$65.4 million);

(ii) leasehold land and buildings with a net book value of approximately HK$230.1 million (2004: HK$6.3 million); and

(iii) motor vehicles with a net book value of approximately HK$0.2 million (2004: HK$1 million).

At 31st December 2004, the following assets were also pledged by the Group to banks in order to secure such banking facilities:

(i) bank deposits of approximately HK$3.8 million; and

(ii) construction in progress with a net book value of HK$5.3 million.

In addition, at 31st December 2005, certain of the Group's plant and machinery with a net book value of HK$158,548,000 (2004: HK$2,400,000) were pledged to an independent third party which provided a guarantee to a bank in respect of a bank loan granted to the Group.

At 31st December 2005, the Group had bank deposits of approximately HK$28.0 million (2004: HK$28.9 million) pledged to banks in respect of banking facilities granted to an associate. At 31st December 2004, a bank deposit of approximately HK$10.4 million was also pledged to banks in respect of banking facilities granted to a jointly controlled entity, which was released during the year.

51. RETIREMENT BENEFITS SCHEMES

The Company and its subsidiaries in Hong Kong operate defined contribution retirement benefits scheme for their qualifying employees pursuant to the Occupational Retirement Schemes Ordinance. To comply with the Mandatory Provident Fund Schemes Ordinance (the "MPFO"), a Mandatory Provident Fund Scheme (the "MPF Scheme") was also established. New employees joined on or after 1st December 2000, however, must join the MPF Scheme. The assets of both schemes are held separately in funds which are under the control of independent trustees. The retirement benefits schemes contributions charged to the income statement represent contributions payable by the Company and its subsidiaries in Hong Kong to the funds at rates specified in the rules of the schemes. When there are employees who leave the defined contribution retirement benefits scheme prior to becoming fully vested in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Company and its subsidiaries in Hong Kong.

31. RETIREMENT BENEFITS SCHEMES (continued)

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

At the balance sheet date, no forfeited contributions were available to reduce the contribution payable in the future years.

32. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES

(I) Connected persons

(a) During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected persons pursuant to the Listing Rules. The significant transactions with the connected parties during the year, and significant balances with them at the balance sheet date, are as follows:

		THE GROUP	
Connected persons	**Nature of transaction**	**2005 HK$'000**	2004 HK$'000
Transactions			
Ultimate holding company:			
Shanghai Industrial Investment (Holdings) Company Limited ("SIIC")	Rentals paid on land and buildings (note (i))	**7,279**	5,174
Fellow subsidiaries			
Nanyang Enterprises Properties Limited	Rentals paid on land and buildings (note (i))	**13,800**	13,020
The Tien Chu (HK) Co. Ltd.	Rentals paid on land and buildings (note (i))	**700**	840
	Purchase of materials (note (ii))	**158**	237
	Printing services income (note (ii))	**287**	286
上海上實(集團)有限公司 (SIIC Shanghai Holdings Co., Ltd.)	Rentals paid on land and buildings (note (i))	**3,007**	2,997

52. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(i) Connected persons (continued)

(a) (continued)

Connected persons	Nature of transaction	THE GROUP 2005 HK$'000	2004 HK$'000
Transactions (continued)			
Fellow subsidiaries (continued)			
Eternal Success Holdings Limited ("Eternal")	Disposal of interest in a subsidiary and assignment of loan (note (iii))	**4,654**	–
Minority shareholders of subsidiaries:			
中國(杭州)青春寶集團有限公司 (China (Hangzhou) Qingchunbao Group Co. Ltd.) ("China Qingchunbao") and its subsidiaries	Sales of finished medicine and health products (note (iv))	**13**	61
許昌捲煙總廠	Sales of cigarette box packaging materials (note (iv))	**113,491**	22,198
寧夏農林科學院	Interest paid (note (v))	**–**	136
Kong Hee Enterprises Limited ("Kong Hee")	Acquisition of additional interest in a subsidiary (note (vi))	**11,450**	–
Shanghai Pharmaceutical (Group) Co., Ltd. ("SPGC")	Acquisition of additional interest in a subsidiary (note (vii))	**71,509**	–
	Disposal of interest in a jointly controlled entity (note (vii))	**146,981**	–

32. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(i) Connected persons (continued)

(a) (continued)

Connected persons	Nature of transaction	THE GROUP 2005 HK$'000	2004 HK$'000
Transactions (continued)			
Minority shareholders of subsidiaries: (continued)			
Guangzhou Bopu Bio-Technology Co., Ltd. ("Guangzhou Bopu") and its subsidiary	Proposed acquisition of interest in a subsidiary (note (viii))	**68,269**	–
	Purchase of raw materials (note (iv)	**40,706**	–
Sichuan Quanxing Co., Ltd.	Sales of packaging materials (note (iv))	**28,688**	–
Xinnan (Tianjin) Paper Co., Ltd.	Purchase of raw materials (note (iv))	**131,028**	–
	Port agency service fees (note (iv))	**4,237**	–
Chifeng Pharmaceutical (Group) Co., Ltd.	Purchase of raw materials (note (iv))	**765**	–
Fellow subsidiary of a minority shareholder of a subsidiary:			
福建省廈門醫藥採購供應站	Sales of medicine products (note (iv))	**7,547**	7,098
Balances			
Minority shareholders of subsidiaries:			
China Qingchunbao and its subsidiaries	Balance at 31st December		
	– trade receivables	**173**	331
	– trade payables	**711**	750
	– dividend payable	**9,230**	–

52. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(i) Connected persons (continued)

(a) (continued)

Connected persons	Nature of transaction	THE GROUP 2005 HK$'000	2004 HK$'000
Balances (continued)			
Minority shareholders of subsidiaries: (continued)			
寧夏農林科學院	Balance at 31st December – loan payable (note (v))	–	1,887
許昌捲煙總廠	Balance at 31st December		
	– trade receivables	**19,217**	3,774
	– bills receivables	**14,615**	–
Fellow subsidiary of a minority shareholder of a subsidiary:			
福建省廈門醫藥採購供應站	Balance at 31st December – deposits received in advance	–	486

Notes:

(i) The rentals were charged in accordance with the relevant tenancy agreements and the prevailing rent was equivalent or approximate to the open market rentals as certified by an independent firm of professional property valuers when the tenancy agreements were entered into.

(ii) The terms of these transactions were determined and agreed by both parties.

(iii) On 6th December 2005, the Company entered into a sale and purchase agreement with Eternal to dispose of its entire interest in China Luck and the loan of HK$4,216,240 to China Luck at a consideration of HK$4,654,000.

(iv) These transactions were carried out at market prices or, where no market price was available, at cost plus a percentage of profit mark-up.

(v) The loan was unsecured, bears interest at commercial rates and fully repaid during the year.

(vi) On 17th January 2005, SIIC MedTech Health Products Limited ("SIIC Health Products"), a wholly-owned subsidiary of the Company, entered into a share transfer agreement, pursuant to which SIIC Health Products acquired a further 5% interest in Xiamen Traditional Chinese Medicine Co., Ltd. ("Xiamen TCM") from Kong Hee at a consideration of HK$11,450,000. Details of this acquisition were included in a published announcement of the Company on the same date.

52. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(i) Connected persons (continued)

(a) (continued)

Notes: (continued)

(vii) On 21st April 2005, Shanghai Industrial United Holdings Co., Ltd. ("SI United"), a subsidiary of the Company, entered into an acquisition agreement with SPGC to acquired an additional 40% interest in Shanghai Medical Instruments Co., Ltd. at a consideration of RMB75,800,000 (approximately HK$71,509,000).

On the same date, S. I. Pharmaceutical Holdings Ltd., a subsidiary of the Company entered into a disposal agreement with SPGC to dispose of its entire 48% interest in Shanghai Sunve Pharmaceutical Co., Ltd. to SPGC at a consideration of RMB155,800,000 (approximately HK$146,981,000).

Details of this acquisition and disposal were included in a circular issued by the Company dated 13th May 2005.

(viii) On 20th October 2005, Guangzhou Techpool International Pharmaceutical Co., Ltd. ("Techpool International"), a subsidiary to be established by the Group, entered into an acquisition agreement to acquire an approximately 69.6% interest in Changzhou Techpool Pharmaceutical Co., Ltd. ("Changzhou Techpool") from Guangzhou Bopu at a consideration of RMB71,000,000 (approximately HK$68,269,000). Details of this acquisition were included in a published announcement of the Company on the same date.

(b) Details of operating lease commitments with connected parties are set out in note 47.

(c) At 31st December 2004, the Group had given guarantees amounting to approximately HK$50 million to various banks in respect of credit facilities granted to the following fellow subsidiaries:

	2004 HK$'000
上海百樂毛紡織有限公司	12,736
上海聯合毛紡織有限公司 (Shanghai United Weaving Co., Ltd.)	32,075
上海聯合羊絨針織有限公司 (Shanghai United Knitting Products Co., Ltd.)	5,660
	50,471

The guarantees were released on 30th March 2005.

52. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(ii) Related parties, other than connected persons

(a) The significant transactions with related parties, other than connected persons, during the year, and significant balances with them at the balance sheet date, are as follows:

Related parties	Nature of transaction	THE GROUP 2005 HK$'000	2004 HK$'000
Transactions			
Jointly controlled entities:			
珠海友通科技有限公司 (E-COM Technology Limited)	Sales of finished goods	–	4,700
河北永新紙業有限公司 (Hebei Yongxin Paper Co., Ltd.)	Interest income received	**2,528**	620
廣東寶萊特醫用科技股份有限公司 (Guangdong Biolight Medical Technology Co. Ltd.)	Sales of goods	–	114
Associates:			
上海申永燙金材料有限公司 (Shanghai Shen Yong Stamping Foil Co., Ltd.)	Purchase of materials	**2,316**	1,392
	Interest paid	–	1,109
浙江天外印刷股份有限公司 (Zhejiang Tianwai Printing Co., Ltd.)	Printing services income	–	8,020
	Purchase of materials	**385**	–
四川科美紙業有限公司	Printing services income	**227**	1,651
Chengdu Jiuxing	Interest income received	**107**	534
廣西甲天下水松紙有限公司	Sales of materials	–	10,175
	Printing services income	**9,601**	–
西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.)	Interest paid	**2,002**	628
陝西永鑫紙業包裝有限公司	Sales of materials	**2,380**	–

52. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(ii) Related parties, other than connected persons (continued)

(a) (continued)

		THE GROUP	
Related parties	**Nature of transaction**	**2005** **HK$'000**	2004 HK$'000
Balances			
Jointly controlled entities:			
杭州胡慶餘堂國藥號有限公司 (Hangzhou Huqingyutang Drugstore Co., Ltd.)	Balance at 31st December – non-trade receivable	**2,404**	2,358
河北永新紙業有限公司 (Hebei Yongxin Paper Co., Ltd.)	Balance at 31st December – short-term loan receivable	**–**	38,512
General Water	Balance at 31st December – short-term loan receivable	**62,590**	–
Associates:			
上海家化聯合股份有限公司 (Shanghai Jahwa United Co. Ltd.) ("Shanghai Jahwa")	Balance at 31st December – short-term loan receivable	**3,000**	3,000
上海申永燙金材料有限公司 (Shanghai Shen Yong Stamping Foil Co., Ltd.)	Balance at 31st December – trade payable	**1,980**	1,134
浙江天外印刷股份有限公司 (Zhejiang Tianwai Printing Co., Ltd.)	Balance at 31st December – trade receivable	**251**	180
四川科美紙業有公司	Balance at 31st December		
	– trade receivable	**397**	145
	– non-trade receivable	**–**	1,202
	– shareholder loan	**1,225**	–

52. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(ii) Related parties, other than connected persons (continued)

(a) (continued)

Related parties	Nature of transaction	THE GROUP 2005 HK$'000	2004 HK$'000
Balances (continued)			
Associates: (continued)			
成都九興印刷包裝有限公司 (Chengdu Jiuxing Printing and Packing Co., Ltd.)	Balance at 31st December – short-term loan receivable	–	29,972
廣西甲天下水松紙有限公司	Balance at 31st December – trade receivable	**2,995**	3,680
西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.)	Balance at 31st December – other short-term loan	**27,200**	30,700
	– non-trade receivables	**7,477**	–

(b) Detail of guarantees and pledged assets given by the Group to related parties are set out in notes 49 and 50 respectively.

(iii) Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2005 HK$'000	2004 HK$'000
Short-term benefits	**24,413**	26,523
Share-based payments	**1,204**	–
	25,617	26,523

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

53. MATERIAL TRANSACTIONS AND BALANCES WITH OTHER STATE-CONTROLLED ENTERPRISES

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under SIIC which is controlled by the PRC government. Apart from the transactions with SIIC, other connected persons and related parties disclosed in note 52, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

In establishing its pricing strategies and approval process for transactions with other state-controlled entities, the Group does not differentiate whether the counter-party is a state-controlled entity or not.

Material transactions/balances with other state-controlled entities are as follows:

	2005	2004
	HK$'000	HK$'000
Transactions		
Trade sales	**850,703**	317,550
Trade purchases	**240,810**	128,669
Balances		
Amounts due from other state-controlled entities	**283,988**	106,774
Amounts due to other state-controlled entities	**4,591**	2,106

In view of the nature of the Group's toll road operating business, the directors are of the opinion that, except as disclosed above, it is impracticable to ascertain the identity of the counterparties and accordingly whether the transactions were with other state-controlled-entities.

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group's operations.

54. GOVERNMENT GRANTS

During the year, the Group received government subsidies of approximately HK$2,587,000 (2004: HK$5,321,000) towards the cost of acquisition of plant and machinery. The amount has been deducted from the carrying amount of the relevant assets. The amount is transferred to income in the form of reduced depreciation charges over the useful lives of the relevant assets. This policy has resulted in a credit to income in the current year of approximately HK$1,985,000 (2004: HK$1,415,000). As at 31st December 2005, an amount of HK$18,237,000 (2004: HK$17,302,000) remains to be amortised.

55. PRINCIPAL SUBSIDIARIES

Particulars of the Company's principal subsidiaries at 31st December 2005 are as follows:

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid share capital/ registered capital	Percentage of issued/ registered capital held by the Company/subsidiaries	Principal activities
正大青春寶藥業有限公司 (Chia Tai Qingchunbao Pharmaceutical Co., Ltd.) (note (i))	PRC	RMB128,500,000	55%	Manufacture and sale of Chinese medicine and health products
上海滬寧高速公路(上海段)發展有限公司 (Shanghai Hu-Ning Expressway (Shanghai Section) Company Limited) (note (ii))	PRC	RMB2,000,000,000	100%	Holding of a right to operate a toll road
S.I. Infrastructure Holdings Limited ("SI Infrastructure")	British Virgin Islands/ Hong Kong	US$1	100%	Investment holding
SIHL Treasury Limited	Hong Kong	Ordinary shares – HK$2	100%	Investment

55. PRINCIPAL SUBSIDIARIES (continued)

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid share capital/ registered capital	Percentage of issued/ registered capital held by the Company/subsidiaries	Principal activities
SIIC Medical Science and Technology (Group) Limited	Cayman Islands/ Hong Kong	Ordinary shares – HK$40,893,400	100%	Investment holding
Nanyang Tobacco (Marketing) Company, Limited	British Virgin Islands/PRC and Macau	Ordinary shares – US$1 – HK$100,000,000	100%	Sale and marketing of cigarettes and raw materials sourcing
Nanyang Brothers Tobacco Company, Limited	Hong Kong	Ordinary shares – HK$2	100%	Manufacture and sale of cigarettes
		Non-voting deferred shares – HK$8,000,000	–	
The Wing Fat Printing Company, Limited	Hong Kong	Ordinary shares – HK$2,000,000	93.44%	Manufacture and sale of packaging materials and printed products
		Non-voting deferred shares – HK$1,829,510	–	
SI United (note (iii))	PRC	Ordinary shares – RMB306,512,351	56.63%	Investment holding
Xiamen TCM (note (i))	PRC	RMB47,830,000	61%	Manufacture and sale of Chinese medicine

53. PRINCIPAL SUBSIDIARIES (continued)

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid share capital/ registered capital	Percentage of issued/ registered capital held by the Company/subsidiaries	Principal activities
遼寧好護士藥業(集團)有限責任公司 (Liaoning Herbapex Pharmaceutical (Group) Company Limited) (note (i))	PRC	RMB51,000,000	55%	Manufacture and sale of Chinese medicine
上海三維生物技術有限公司 (Shanghai Sunway Biotech Co., Ltd.) (note (i))	PRC	US$15,343,300	70.4%	Manufacture and sale of Biomedicine
杭州胡慶餘堂藥業有限公司 (HQYT Pharmaceutical) (note (i))	PRC	RMB53,160,000	51.007%	Manufacture and sale of Chinese medicine and health products

Notes:

(i) The company was established in the PRC as a sino-foreign equity joint venture company.

(ii) The company was established in the PRC as a wholly foreign owned enterprise.

(iii) The company is a company listed on the A share market of the Shanghai Stock Exchange.

With the exception of S. I. Infrastructure Holdings Limited and SIHL Treasury Limited, all the above subsidiaries are indirectly held by the Company.

None of the deferred shares are held by the Group. The deferred shares carry no rights to receive notice of or to attend or vote at any general meeting of the respective companies and have practically no rights to dividends or to participate in any distributions on winding up.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

53. PRINCIPAL JOINTLY CONTROLLED ENTITIES

Particulars of the Group's principal jointly controlled entities at 31st December 2005 are as follows:

Name of jointly controlled entity	Place of incorporation or establishment/ operations	Percentage of registered capital attributable to the Group	Principal activities
上海匯眾汽車製造有限公司 (Shanghai Huizhong Automotive Manufacturing Company Limited)	PRC	50%	Manufacture and sale of vehicles, automobile components and spare parts
上海市信息投資股份有限公司 (Shanghai Information Investment Inc.)	PRC	20%	Development of communication infrastructure and cable network and provision of internet-related services
上海萬眾汽車零部件有限公司 (Shanghai Wanzhong Automotive Components Co., Ltd.)	PRC	50%	Manufacture and sale of automobile components and spare parts
中環保水務投資有限公司 (General Water of China Co., Ltd.)	PRC	50%	Joint investment and operation of water-related and environment protection business in the PRC
Jinyong	PRC	30%	Construction and operation of a toll road

All the above jointly controlled entities are indirectly held by the Company.

The above table lists the jointly controlled entities of the Group which, in the opinion of the directors, principally affected the results of the year or form a substantial portion of the net assets of the Group. To give details of other jointly controlled entities would, in the opinion of the directors, result in particulars of excessive length.

57. PRINCIPAL ASSOCIATES

Particulars of the Group's principal associates at 31st December 2005 and which are all sino-foreign equity joint venture companies established in the PRC are as follows:

Name of associate	Percentage of registered capital held by the subsidiaries	Percentage of registered capital attributable to the Group	Principal activities
Semiconductor Manufacturing International Corporation ("SMIC") (note)	9.92%	9.92%	Investment holding and manufacture and marketing of advanced technology semiconductors
光明乳業股份有限公司 (Bright Dairy and Food Co., Ltd.) ("Bright Dairy")	30.8%	30.8%	Manufacture, distribution and sale of dairy and related products
上海實業交通電器有限公司 (Shanghai SIIC Transportation Electric Co., Ltd.)	30%	30%	Manufacture, distribution and sale of automobile components

Note: In the opinion of the directors, the Group can exercise significant influence over the financial and operating policy decisions of SMIC through the Group's ability to appoint a board representative and accordingly SMIC is classified as an associate.

All the above associates are indirectly held by the Company.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or form a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

58. POST BALANCE SHEET EVENTS

The following significant events took place after the balance sheet date:

(a) In March 2006, the Company announced a proposed share reform plan for conversion of all non-freely transferable shares ("Non-Tradable Shares") of SI United into freely transferable shares ("A Shares") of SI United. Under the proposed plan, Shanghai Industrial YKB Limited, a wholly-owned subsidiary of the Company, would offer to all holders of A Shares three Non-Tradable Shares for every ten A Shares held by each such holder, in exchange for the consent by the holders of A Shares to the conversion of all Non-Tradable Shares into tradable A Shares. If the proposed plan is implemented, the percentage shareholding in SI United held by the Group will be reduced from 56.63% to 43.62%.

(b) In April 2006, the Company announced a proposed share reform plan for conversion of all non-freely transferable shares ("Non-Tradable Shares") of Bright Dairy into freely transferable shares ("A Shares") of Bright Dairy. Under the proposed plan, S.I. Food Products Holdings Limited ("SIFP"), a wholly-owned subsidiary of the Company, together with the holders of the remaining Non-Tradable Shares, would offer to all holders of A Shares RMB8.46 in cash and 1.2 Non-Tradable Shares for every ten A Shares held by each such holder, in exchange for the consent by the holders of A Shares to the conversion of all Non-Tradable Shares into tradable A Shares. SIFP will also transfer 44,099,410 Non-Tradable Shares to Danone Asia Pte Ltd., another holder of Non-Tradable Shares, as part of the share reform plan. If the proposed plan is implemented, the percentage shareholding in Bright Dairy held by the Group will be reduced from 30.78% to 25.17%.

(c) In April 2006, SI Infrastructure Holdings Limited ("SI Infrastructure"), a wholly-owned subsidiary of the Company, entered into a share transfer agreement with COSCO Ports (Pudong) Limited, pursuant to which SI Infrastructure disposes 10% equity interest in Shanghai Pudong International Container Terminals Limited, an available-for-sale investment, at a consideration of HK$447.12 million. The completion of the disposal is subject to the approval from relevant government departments.

59. SEGMENT INFORMATION

For management purposes, the Group is currently organised into four operating businesses -infrastructure facilities, medicine, consumer products and information technology. These businesses are the basis on which the Group reports its primary segment information.

Principal businesses are as follows:

Infrastructure facilities	–	investment in toll road projects and water-related business
Medicine	–	manufacture and sale of medicine and health food; medical equipment
Consumer products	–	manufacture and sale of cigarettes, packaging materials, printed products, dairy products, commercial vehicles, automobile components and spare parts
Information technology	–	development of communication infrastructure and information technology business

53. SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

2005	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
Income statement:					
External sales	181,578	3,567,264	2,276,443	–	6,025,285
Segment results	146,673	336,477	551,149	109,578	1,143,877
Net unallocated corporate income					156,826
Finance costs					(82,024)
Share of results of jointly controlled entities	26,669	48,677	(104,648)	32,141	2,839
Share of results of associates	–	26,632	162,386	(86,486)	102,532
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					180,661
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and jointly controlled entities					(26,185)
Impairment loss on assets classified as held for sale					(31,247)
Discount on acquisition of additional interests in subsidiaries					2,324
Profit before taxation					1,449,603
Income tax expenses					(194,042)
Profit for the year					1,255,561

59. SEGMENT INFORMATION (continued)

2005	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
Balance sheet:						
ASSETS						
Segment assets	2,419,323	4,113,766	3,858,753	145,844	–	10,537,686
Interest in jointly controlled entities	778,176	89,527	1,124,418	398,387	–	2,390,508
Interest in associates	–	563,110	963,308	2,341,639	–	3,868,057
Unallocated corporate assets						5,175,904
Consolidated total assets						21,972,155
LIABILITIES						
Segment liabilities	12,590	803,191	418,756	15,000	–	1,249,537
Unallocated corporate liabilities						2,514,589
Consolidated total liabilities						3,764,126
Other information:						
Capital additions	15,679	374,102	579,334	–	4,436	973,551
Depreciation and amortisation	42,234	90,136	130,294	–	3,302	265,966
Impairment loss on available-for-sale investments	–	9,648	–	–	–	9,648
Impairment loss on bad and doubtful debts	–	10,940	13,484	–	–	24,424
Loss on disposal of property, plant and equipment	–	1,365	7,474	–	(56)	8,783
Equity-settled share-based payment expense	–	2,227	–	–	3,911	6,138

59. SEGMENT INFORMATION (continued)

2004 – As restated	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
Income statement:					
External sales	189,208	1,283,622	1,956,109	–	3,428,939
Segment results	145,880	251,186	504,737	66,497	968,300
Net unallocated corporate expenses					(67,830)
Finance costs					(19,317)
Share of results of jointly controlled entities	1,419	9,733	60,895	4,154	76,201
Share of results of associates	783	9,347	170,019	73,983	254,132
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					698,523
Allowance for amount due from a jointly controlled entity					(33,376)
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and jointly controlled entities					(191,232)
Profit before taxation					1,685,401
Income tax expenses					(186,152)
Profit for the year					1,499,249

59. SEGMENT INFORMATION (continued)

2004 – As restated	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
Balance sheet:						
ASSETS						
Segment assets	2,497,861	3,701,417	2,779,111	465,135	–	9,443,524
Interest in jointly controlled entities	301,120	158,474	1,312,279	367,916	–	2,139,789
Interest in associates	11,015	292,621	1,628,528	2,434,993	–	4,367,157
Unallocated corporate assets						4,656,391
Consolidated total assets						20,606,861
LIABILITIES						
Segment liabilities	17,323	802,500	323,698	–	–	1,143,521
Unallocated corporate liabilities						2,372,113
Consolidated total liabilities						3,515,634
Other information:						
Capital additions	2,466	912,505	311,448	–	2,319	1,228,738
Depreciation and amortisation	43,392	38,652	93,984	–	3,099	179,127
Impairment losses on investments in other projects and investments in securities	–	–	–	–	72,532	72,532
Allowance on doubtful debts and bad debts written off	–	641	3,694	–	14,800	19,135
Loss on disposal of property, plant and equipment	–	1,264	3,170	–	–	4,434
Equity-settled share-based payment expense	–	2,800	–	–	–	2,800

39. SEGMENT INFORMATION (continued)

Geographical segments

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods and services:

	2005 HK$'000	2004 HK$'000
Geographical region		
PRC	**4,557,639**	1,943,374
Asia	**931,842**	1,259,255
Hong Kong	**485,762**	186,332
Other areas	**50,042**	39,978
	6,025,285	3,428,939

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Geographical region				
PRC	**15,643,338**	13,891,096	**876,571**	991,257
Asia	**16,559**	24,900	**–**	–
Hong Kong	**5,966,485**	6,365,700	**96,980**	237,481
Other areas	**307,398**	325,165	**–**	–
	21,933,780	20,606,861	**973,551**	1,228,738

	Year ended 31st December				
	2001	2002	2003	2004	**2005**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
	(As restated)	(As restated)	(As restated)	(As restated)	
RESULTS					
Turnover	3,199,418	3,380,037	2,825,978	3,428,939	**6,025,285**
Profit before taxation	1,442,977	1,383,809	1,570,254	1,685,401	**1,449,603**
Income tax expense	(61,862)	(114,363)	(165,504)	(186,152)	**(194,042)**
Profit for the year	1,381,115	1,269,446	1,404,750	1,499,249	**1,255,561**
Attributable to					
– Equity holders of the Company	1,202,534	1,126,343	1,259,166	1,377,660	**1,027,940**
– Minority interests	178,581	143,103	145,584	121,589	**227,621**
	1,381,115	1,269,446	1,404,750	1,499,249	**1,255,561**
Earnings per share					
– Basic	HK$1.34	HK$1.22	HK$1.34	HK$1.45	**HK$1.07**
– Diluted	HK$1.32	HK$1.21	HK$1.33	HK$1.42	**HK$1.06**

	As at 31st December				
	2001	2002	2003	2004	**2005**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
	(As restated)	(As restated)	(As restated)	(As restated)	
ASSETS AND LIABILITIES					
Total assets	14,836,204	16,462,662	17,075,454	20,606,861	**21,972,155**
Total liabilities	(1,915,487)	(2,346,307)	(2,203,680)	(3,515,634)	**(3,764,126)**
	12,920,717	14,116,355	14,871,774	17,091,227	**18,208,029**
Equity attributable to equity holders of the Company	12,438,408	13,497,806	14,490,840	15,614,861	**16,375,892**
Minority interests	482,309	618,549	380,934	1,476,366	**1,832,137**
	12,920,717	14,116,355	14,871,774	17,091,227	**18,208,029**

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shanghai Industrial Holdings Limited (the "Company") will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on 30th May 2006 (Tuesday) at 3:00 p.m. for the following purposes:–

1. To receive and consider the audited Consolidated Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended 31st December 2005.

2. To declare a final dividend for the year ended 31st December 2005.

3. To re-elect the retiring Directors and to authorise the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration.

5. As Special Business, to consider and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

   "THAT:

   A. subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares in the capital of the Company ("Shares") and warrants of any type that may from time to time be issued by the Company ("Warrants") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   B. the aggregate nominal amount of Shares which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 percent of the aggregate nominal amount of the Shares in issue at the date of the passing of this Resolution and the aggregate number of Warrants which may be repurchased by the Company pursuant to such approval shall not exceed 10 percent of the aggregate amount of the outstanding Warrants to subscribe for Shares in issue as at the date of passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

   C. for the purpose of this Resolution:

      "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

      i. the conclusion of the next annual general meeting of the Company;

      ii. the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

      iii. the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As Special Business, to consider and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

A. subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

B. the approval in paragraph (A) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription or conversion rights attaching to any warrants, convertible bonds or other securities issued by the Company which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

iii. the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

7. As Special Business, to consider and if thought fit, pass with or without any amendments, the following resolution as an Ordinary Resolution:

"**THAT** conditional upon resolutions Nos. 5 and 6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No. 5 set out in the notice convening this meeting, provided that such an amount shall not exceed 10 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 28th April 2006

Registered Office:
26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong

Notes:

1. *A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote on his behalf. A proxy need not be a member of the Company.*

2. *A form of proxy for use at the meeting is enclosed.*

3. *To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be). Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.*

4. *The register of members of the Company will be closed from 26th May 2006 (Friday) to 30th May 2006 (Tuesday), both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend to be approved at the annual general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 25th May 2006 (Thursday).*

5. *This notice and the enclosed form of proxy are also available for viewing on the website of each of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and the Company at http://www.sihl.com.hk.*

GLOSSARY OF TERMS

Term used	Brief description
Bright Dairy	Bright Dairy and Food Co. Ltd. (SSE stock code: 600597)
Changzhou Techpool	Changzhou Techpool Pharmaceutical Co. Ltd.
Chengdu Wing Fat Printing	Chengdu Wing Fat Printing Co. Ltd.
China Netcom (HK)	China Netcom Group Corporation (Hong Kong) Ltd. (Stock Exchange stock code: 906)
Dongfang Cable	Dongfang Cable Network Co. Ltd.
GWC	General Water of China Co. Ltd.
Hebei Yongxin Paper	Hebei Yongxin Paper Co. Ltd.
Helishi Dental	Helishi Gusha Dental Co. Ltd
Hu-Ning Expressway	Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd.
Huizhong Automotive	Shanghai Huizhong Automotive Manufacturing Co. Ltd.
Huqingyutang Pharmaceutical	Hangzhou Huqingyutang Pharmaceutical Co. Ltd.
Lianhua Supermarket	Lianhua Supermarket Holdings Co. Ltd. (Stock Exchange stock code: 980)
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange
Mergen	Mergen Biotech Ltd.
MicroPort Medical	MicroPort Medical (Shanghai) Co. Ltd.
Model Code	Model Code for Securities Transactions by Directors of Listed Issuers
Nanyang Tobacco	Nanyang Brothers Tobacco Co. Ltd.
Net business profit	Net profit excluding net corporate income
Pipelines Co.	Shanghai Information Pipelines Co. Ltd.
Pudong Container	Shanghai Pudong International Container Terminals Ltd.

Term used	Brief description
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
Shanghai Jahwa	Shanghai Jahwa United Co. Ltd. (SSE stock code: 600315)
Shanghai Medical Instruments	Shanghai Medical Instruments Co. Ltd.
SI United	Shanghai Industrial United Holdings Co. Ltd. (SSE stock code: 600607)
SIH	Shanghai Investment Holdings Ltd.
SII	Shanghai Information Investment Inc.
SIIC	Shanghai Industrial Investment (Holdings) Co. Ltd.
SIIC Capital	SIIC Capital (B.V.I.) Ltd.
SIIC CM Development	SIIC CM Development Ltd.
SIICI	SIIC International Investment Co. Ltd.
SIIC Kehua	Shanghai SIIC Kehua Biotech Co. Ltd.
SMIC	Semiconductor Manufacturing International Corporation (Stock Exchange stock code: 981)
SMU Biotech	Shanghai SIIC SMU Biotech Co. Ltd.
SSE	Shanghai Stock Exchange
STC	Shanghai Industrial Investment Treasury Co. Ltd.
Stock Exchange	The Stock Exchange of Hong Kong Ltd.
Sunve Pharmaceutical	Shanghai Sunve Pharmaceutical Co. Ltd.
Sunway Biotech	Shanghai Sunway Biotech Co. Ltd.
Transportation Electric	Shanghai SIIC Transportation Electric Co. Ltd.

Term used	Brief description
Wing Fat Printing	The Wing Fat Printing Co. Ltd.
Xiamen TCM	Xiamen Traditional Chinese Medicine Co. Ltd.
Yitong Co.	Shanghai Yitong International Co. Ltd.
Yongjin Expressway	Zhejiang Jinhua Yongjin Expressway Co. Ltd.
Zhejiang Rongfeng Paper	Zhejiang Rongfeng Paper Co. Ltd.



Shanghai Industrial Holdings Limited

26th Floor, Harcourt House,
39 Gloucester Road, Wanchai, Hong Kong
Telephone : (852) 2529 5652
Facsimile : (852) 2529 5067
www.sihl.com.hk

South China Morning Post

Publication Date : 28th April 2006

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shanghai Industrial Holdings Limited (the "Company") will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on 30th May 2006 (Tuesday) at 3:00 p.m. for the following purposes:–

ORDINARY BUSINESS

1. To receive and consider the audited Consolidated Financial Statements of the Company and the Reports of the Directors and Auditors for the year ended 31st December 2005.
2. To declare a final dividend for the year ended 31st December 2005.
3. To re-elect the retiring Directors and to authorize the Directors to fix their remuneration.
4. To re-appoint Auditors and to authorize the Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following ordinary resolutions:

5. To grant a general and unconditional mandate to the Directors to repurchase issued and fully-paid shares not exceeding 10 percent of the aggregate nominal amount of the shares of the Company in issue at the date of passing the resolution.
6. To grant a general and unconditional mandate to the Directors to allot, issue and deal with shares of the Company with an aggregate nominal value not exceeding 20 percent of the aggregate nominal amount of the shares of the Company in issue at the date of passing the resolution.
7. Conditional on the passing of resolutions 5 and 6, to extend the general and unconditional mandate granted by resolution 6 by adding thereto the shares repurchased pursuant to the general mandate granted by resolution 5.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 28th April 2006

Registered Office:
26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong.

Notes:

(1) This is a summary of the full text of the notice of Annual General Meeting. The full text of resolutions 5, 6 and 7 is set out in the notice of Annual General Meeting which included in the 2005 annual report to be depatched to shareholders together with the proposed general mandates to repurchase shares and to issue shares and re-election of the retiring Directors dated 28th April 2006. The annual report and form of proxy can also be viewed at and downloaded from the Company's website at *www.sihl.com.hk* or The Stock Exchange of Hong Kong Limited's website at *www.hkex.com.hk*.

(2) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote on his behalf. A proxy need not be a member of the Company.

(3) To be valid, a form of proxy and the power of attorney or other authority, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting(s) or poll (as the case may be). Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

(4) The register of members of the Company will be closed from 26th May 2006 (Friday) to 30th May 2006 (Tuesday), both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 25th May 2006 (Thursday).

As at the date of this notice, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

PROPOSED GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

A notice convening the 2006 Annual General Meeting of Shanghai Industrial Holdings Limited to be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on 30th May 2006 (Tuesday) at 3:00 p.m., is set out in the Annual Report.

Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the 2006 Annual General Meeting if you so wish.

This circular contains all the information required pursuant to the Listing Rules to be given to the Shareholders.

28th April 2006

CONTENTS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

Term	Meaning
"2006 Annual General Meeting"	the annual general meeting of the Company to be held on 30th May 2006 (Tuesday) at 3:00 p.m. at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong;
"Annual Report"	the 2005 annual report of the Company being despatched to the Shareholders together with this circular;
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 363);
"Connected Person"	a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates (as defined under the Listing Rules);
"Director(s)"	director(s) of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares with an aggregate nominal value not exceeding 20 percent of the aggregate nominal amount of the Shares in issue at the date of passing the resolution;
"Latest Practicable Date"	21st April 2006 which is the latest practicable date prior to the printing of this circular for ascertaining certain information contained in it;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Notice"	the notice convening the 2006 Annual General Meeting dated 28th April 2006 as set out in the Annual Report;
"PRC"	the People's Republic of China;

"Repurchase Mandate"	the general and unconditional mandate to exercise all powers of the Company to purchase issued and fully-paid Shares not exceeding 10 percent of the aggregate nominal amount of the Shares in issue at the date of passing the resolution;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of $0.10 each in the share capital of the Company;
"Shareholder(s)"	registered holder(s) of Share(s);
"SIH"	Shanghai Investment Holdings Ltd., a company incorporated in the British Virgin Islands with limited liability;
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated in Hong Kong with limited liability;
"SIIC Capital"	SIIC Capital (B.V.I.) Ltd., a company incorporated in the British Virgin Islands with limited liability;
"SIIC CM Development"	SIIC CM Development Ltd., a company incorporated in the British Virgin Islands with limited liability;
"SI United"	上海實業聯合集團股份有限公司 (Shanghai Industrial United Holdings Co. Ltd.), a joint stock limited company established under the laws of the PRC with limited liability which is a subsidiary of the Company listed on the A Shares Market of the Shanghai Stock Exchange (stock code: 600607);
"STC"	Shanghai Industrial Investment Treasury Co. Ltd., a company incorporated in the British Virgin Islands with limited liability;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers and Share Repurchases; and
"$"	Hong Kong dollars.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

Directors
Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman, Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman, Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered Office:
26th Floor,
Harcourt House,
39 Gloucester Road,
Wanchai,
Hong Kong

28th April 2006

To all Shareholders of the Company.

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate and the re-election of the retiring Directors and to seek your approval at the 2006 Annual General Meeting in connection with, inter alia, such matters.

2. PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 26th May 2005, general mandates were given to the Directors: (i) to allot, issue and deal with Shares not exceeding 20 percent of the issued share capital of the Company at the date of passing the ordinary resolution and (ii) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 percent of the issued share capital of the Company at the date of passing the ordinary resolution. Such mandates will lapse at the conclusion of the 2006 Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the 2006 Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Two additional separate ordinary resolutions will also be proposed at the 2006 Annual General Meeting to grant the Issue Mandate to the Directors and to extend the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules to be included in this circular is set out in Appendix I to this circular.

3. PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Articles 92 and 101 of the articles of association of the Company and the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, Mr. Cai Yu Tian, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis shall retire at the 2006 Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

4. 2006 ANNUAL GENERAL MEETING

At the 2006 Annual General Meeting, ordinary resolutions will be proposed to approve the Repurchase Mandate, the Issue Mandate and the extension of the Issue Mandate.

The Notice is set out in pages 163 to 165 of the Annual Report. Shareholders are advised to read the Notice and to complete and return the accompanying form of proxy for use at the 2006 Annual General Meeting in accordance with the instructions printed thereon.

5. DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

Pursuant to Article 73 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

6. RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate, the Issue Mandate, the extension of the Issue Mandate and the re-election of the retiring Directors are in the interests of the Company and the Shareholders. Accordingly, the Directors recommend Shareholders to vote in favour of the relevant resolutions to be proposed at the 2006 Annual General Meeting.

On behalf of the Board
CAI LAI XING
Chairman

This explanatory statement contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their fully paid up shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 967,989,000 Shares. On the basis that no further Shares are issued or repurchased prior to the date of the 2006 Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 96,798,900 Shares, representing 10 percent of the issued Shares as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE OF SHARES

The Directors have no present intention to repurchase any Shares and, whilst it is not possible to anticipate in advance those circumstances in which the Directors might think it appropriate to repurchase Shares, Shares would only be purchased in circumstances where the Directors consider that the purchase would be in the interests of the Company and the Shareholders. Such purchase may, depending on marketing conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share.

3. SOURCE OF FUNDS

It is proposed that repurchases of Shares under the Repurchase Mandate would be financed from internal funds and available banking facilities of the Company. In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with all applicable laws of Hong Kong and the Company's memorandum and articles of association.

4. WORKING CAPITAL OR GEARING

If the Repurchase Mandate was exercised in full at any time during the proposed repurchase period, it would not have a material adverse effect on the working capital requirements of the Company or its gearing levels (as compared with the position disclosed in the Company's accounts for the year ended 31st December 2005). The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels (as compared with the position disclosed in the Company's accounts for the year ended 31st December 2005) which in the opinion of the Directors are from time to time appropriate for the Company.

5. DIRECTORS AND THEIR ASSOCIATES

None of the Directors, nor to the best of their knowledge and belief having made all reasonable enquiries, any of their associates (as defined under the Listing Rules), has any present intention, in the event that the Repurchase Mandate is approved by Shareholders, to sell Shares to the Company.

6. CONNECTED PERSONS

No Connected Persons has notified the Company that he/she has a present intention to sell any Shares (in issue or to be issued) to the Company or has he/she undertaken not to sell any of the Shares held by him/her (in issue or to be issued to him/her) to the Company in the event that the Company is authorised to make repurchases of Shares.

7. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the proposed resolution in accordance with the Listing Rules, all applicable laws of Hong Kong, and the regulations set out in the memorandum and articles of association of the Company.

8. EFFECT OF TAKEOVERS CODE

If, as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code and the provisions may otherwise apply as a result of any such increase.

As at the Latest Practicable Date, SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 Shares respectively. SIIC owns 100 percent of SIIC CM Development and STC respectively whereas STC owns 100 percent of SIH, which in turn owns 100 percent of SIIC Capital.

As such, SIIC is accordingly deemed to be interested in the respective Shares held by the aforementioned companies, representing approximately 56.62 percent of the total issued share capital of the Company as at the Latest Practicable Date. Assuming no changes in the aforementioned shareholdings of the respective companies, in the event that the Directors exercise in full the power to repurchase the Shares, the shareholding of SIIC would be increased from approximately 56.62 percent to approximately 62.91 percent. Such increase would not give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. So the Directors do not aware of any consequences of any repurchase which will arise under the Takeovers Code. The Company will not purchase its Shares which will reduce the aggregate amount of the share capital of the Company in public hands to below 25 percent.

9. SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the previous twelve months from the Latest Practicable Date are as follows:

	Per Share	
Month	**Highest**	**Lowest**
	HK$	*HK$*
2005		
April	16.70	15.90
May	16.15	14.45
June	15.30	14.65
July	16.45	15.35
August	16.50	14.75
September	15.70	14.75
October	16.05	13.60
November	14.75	14.00
December	16.60	14.40
2006		
January	17.00	16.15
February	15.55	16.90
March	17.15	15.95
April (up to the Latest Practicable Date)	18.15	16.60

10. SHARE REPURCHASES

No repurchases has been made by the Company of its Shares in the last six months prior to the Latest Practicable Date.

The followings are the biographical details of Mr. Cai Yu Tian, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis, all of whom shall retire at the 2006 Annual General Meeting in accordance with Articles 92 and 101 of the articles of association of the Company and being eligible, have offered themselves for re-election.

Mr. Cai Yu Tian, aged 56, was appointed Executive Director, Vice Chairman and Chief Executive Officer of the Company in December 2005. He is also an executive director and president of SIIC. Concurrently, he is the chairman of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and vice chairman of General Water of China Co. Ltd. Mr. Cai obtained a master's degree from East China Normal University with major in global economics, and was a research associate. Mr . Cai had been the manager of Zhong Hua Enterprises Co. and the chairman of Shanghai Gu Bei Joint Development Co. During the period from September 1987 to November 2005, he had been the Deputy Director and the Director of the Shanghai Municipal Housing Administration Bureau, the Director of the Shanghai Municipal Housing and Land Administration Bureau and the Director of the Shanghai Municipal Housing, Land and Resources Administration Bureau respectively. Mr. Cai has more than 20 years' experience in real estate, economic and administrative management.

As at the Latest Practicable Date, Mr. Cai has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company and has no interest in the Company within the meaning of Part XV of the SFO. Mr. Cai has a service agreement with the Company commencing 19th December 2005, which shall be terminated by either party giving to the other by six months' prior written notice. He is entitled to receive a basic salary of approximately HK$2,720,205 annually. In addition, he may receive a discretionary bonus payment subject to the absolute discretion of the Company having regard to the operating results of the Group and his performance. The Director's emoluments are determined by reference to the factors such as the Company's operating performance, prevailing market conditions and job responsibilities.

Mr. Ding Zhong De, aged 56, was appointed an Executive Director of the Company in January 2004. He joined SIIC in May 1997. He is an executive director of SIIC and is the chairman of Nanyang Brothers Tobacco Co. Ltd. and vice chairman of SIIC Shanghai (Holdings) Co. Ltd. He is also a director of Shanghai Industrial United Holdings Co. Ltd. and The Wing Fat Printing Co. Ltd. He obtained a master's degree in business management from Fudan University and holds the designation of senior economist. He was the Deputy Director of Shanghai Municipal Party Committee's Research Office. He has extensive experience in economic research and enterprise management.

As at the Latest Practicable Date, Mr. Ding has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company. He has a personal interest in 200,000 Shares representing 0.02% of the total issued share capital of the Company and in 15,000 publicly tradable shares of SI United, a subsidiary of the Company, representing 0.005% of the total issued share capital of SI United. Save as aforesaid, he has no other interests in the Shares within the meaning of Part XV of the SFO. Mr. Ding has a service agreement with the Company commencing 1st January 2006, which shall be terminated by either party giving to the other by six months' prior written notice. He is entitled to receive a basic salary of approximately HK$2,370,400 annually. In addition, he may receive a discretionary bonus payment subject to the absolute discretion of the Company having regard to the operating results of the Group and his performance. The Director's emoluments are determined by reference to the factors such as the Company's operating performance, prevailing market conditions and job responsibilities.

Mr. Qian Shi Zheng, aged 53, was appointed an Executive Director and Deputy CEO of the Company in January 2002. He graduated from Fudan University with a master's degree in economics and a doctorate in management. He was the deputy head and associate professor of the faculty of accountancy at Fudan University. He joined SIIC in January 1998, and served as chief accountant, the general manager of the internal audit department and deputy general manager of the planning and finance department, and is currently vice president of SIIC. He has over 20 years' experience in theory and practice of finance and accounting.

As at the Latest Practicable Date, Mr. Qian has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company. He has a personal interest in 200,000 Shares and share options of 300,000 Shares representing in aggregate 0.05% of the total issued share capital of the Company. Save as aforesaid, he has no other interests in the Shares within the meaning of Part XV of the SFO. Mr. Qian has a service agreement with the Company commencing 17th February 2006, which shall be terminated by either party giving to the other by six months' prior written notice. He is entitled to receive a basic salary of approximately HK$1,890,611 annually. In addition, he may receive a discretionary bonus payment subject to the absolute discretion of the Company having regard to the operating results of the Group and his performance. The Director's emoluments are determined by reference to the factors such as the Company's operating performance, prevailing market conditions and job responsibilities.

Prof. Woo Chia-Wei, aged 68, was appointed an Independent Non-executive Director of the Company in March 1996 and is currently a member of the Audit Committee and Remuneration Committee of the Company. He is presently Senior Advisor of Shui On Holdings Limited and President Emeritus of the Hong Kong University of Science and Technology. He serves on the Commission on Strategic Development and Council of Advisors on Innovation and Technology of HKSAR and also the Chinese People's Consultative Conference.

As at the Latest Practicable Date, Prof. Woo has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company and has no interest in the Company within the meaning of Part XV of the SFO. His appointment as an Independent Non-Executive Director of the Company shall continue for a term of three years until 31st December 2007 subject to the provisions of the Company's articles of association or any other applicable laws. For the year ending 31st December 2006, Prof. Woo is entitled to receive from the Company a director's fee of HK$172,095 and fees for serving the Audit Committee and Remuneration Committee of the Company totaling HK$120,000 per annum. Such fees are determined by reference to the industry benchmark as reviewed by the Remuneration Committee from time to time.

Mr. Leung Pak To, Francis, aged 51, was appointed an Independent Non-executive Director of the Company in March 1996 and is currently a member of the Audit Committee and Remuneration Committee of the Company. Mr. Leung is presently the Chairman, Asia of Citigroup Global Markets and a Director of Digital China Holdings Limited. He has over 25 years of experience in corporate finance involving in capital raisings, mergers and acquisitions, corporate restructuring and reorganization, investments and other general corporate finance advisory activities in Hong Kong and China. In 1980, he graduated with a master's degree in business administration from University of Toronto, Canada.

As at the Latest Practicable Date, Mr. Leung has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company and has no interest in the Company within the meaning of Part XV of the SFO. His appointment as an Independent Non-Executive Director of the Company shall continue for a term of three years until 31st December 2007 subject to the provisions of the Company's articles of association or any other applicable laws. For the year ending 31st December 2006, Mr. Leung is entitled to receive from the Company a director's fee of HK$172,095 and fees for serving the Audit Committee and Remuneration Committee of the Company totaling HK$120,000 per annum. Such fees are determined by reference to the industry benchmark as reviewed by the Remuneration Committee from time to time.

There are no other matters that need to be brought to the attention of the Shareholders. There is no information to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

於最後實際可行日期，吳先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係及並無持有根據證券及期貨條例第XV部所指之本公司權益。彼獲委任為本公司獨立非執行董事之任期為三年直至二零零七年十二月三十一日止，並須遵照本公司組織章程細則及其他相關法律之規定。截至二零零六年十二月三十一日止年度，吳先生可獲發董事袍金206,450港元，以及就出任審核委員會及薪酬委員會成員收取年費共120,000港元。董事袍金乃參照市場水平由薪酬委員會不時予以審訂。

梁伯韜先生，51歲，自一九九六年三月起一直出任本公司獨立非執行董事，現為本公司審核委員會及薪酬委員會成員。梁先生為花旗環球金融亞洲區主席，亦為神州數碼控股有限公司之董事。彼在香港和中國市場之企業財務方面（包括企業融資、收購合併、企業重整及重組、投資及其它一般企業融資顧問活動）擁有超逾二十五年經驗。梁先生於一九八零年在加拿大多倫多大學取得工商管理碩士學位。

於最後實際可行日期，梁先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係及並無持有根據證券及期貨條例第XV部所指之本公司權益。彼獲委任為本公司獨立非執行董事之任期為三年直至二零零七年十二月三十一日止，並須遵照本公司組織章程細則及其他相關法律之規定。截至二零零六年十二月三十一日止年度，梁先生可獲發董事袍金206,450港元，以及就出任審核委員會及薪酬委員會成員收取年費共120,000港元。董事袍金乃參照市場水平由薪酬委員會不時予以審訂。

彼等概無其他事項須知會股東，亦無根據上市規則第13.51(2)(h)至(v)條的規定須予披露的資料。

於最後實際可行日期，丁先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係。彼持有本公司200,000股個人權益，佔本公司已發行股本總數0.02%；並持有本公司附屬公司上實聯合15,000股流通股權益，佔上實聯合已發行股本總數0.005%。除此以外，彼並無持有根據證券及期貨條例第XV部所指之本公司權益。丁先生與本公司訂有服務協議，由二零零六年一月一日起生效，協議任何一方可以六個月書面事先通知終止協議。彼每年獲發基本薪酬約2,370,400港元。此外，彼可獲由本公司全權酌情根據本集團之經營業績及其工作表現決定發放之酌情花紅款項。董事薪酬乃參照公司經營業績、市場環境及董事職責等因素而釐定。

錢世政先生，53歲，於二零零二年一月獲委任為本公司執行董事兼副行政總裁。彼畢業於復旦大學，獲經濟學碩士和管理學博士學位，曾任復旦大學會計學系副系主任、副教授。一九九八年一月加入上實集團，曾任上實集團首席會計師、審計部總經理及計劃財務部副總經理，現為上實集團副總裁。彼在財務與會計理論及實務方面積逾二十多年經驗。

於最後實際可行日期，錢先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係。彼持有本公司200,000股股份及300,000股購股期權個人權益。根據證券及期貨條例第XV部所指之本公司權益，合共佔本公司已發行股本總數0.05%。錢先生與本公司訂有服務協議，由二零零六年二月十七日起生效，協議任何一方可以六個月書面事先通知終止協議。彼每年獲發基本薪酬約1,890,611港元。此外，彼可獲由本公司全權酌情根據本集團之經營業績及其工作表現決定發放之酌情花紅款項。董事薪酬乃參照公司經營業績、市場環境及董事職責等因素而釐定。

吳家瑋先生，68歲，自一九九六年三月起一直出任本公司獨立非執行董事，現為本公司審核委員會及薪酬委員會成員。吳先生為瑞安集團有限公司高級顧問和香港科技大學榮休校長。彼同時為香港特別行政區策略發展委員會委員和創新科技顧問委員會委員，以及中國人民政治協商會議全國委員會委員。

以下為蔡育天先生、丁忠德先生、錢世政先生、吳家瑋先生及梁伯韜先生之個人資料，彼等根據本公司組織章程第92條及第101條將於2006年股東週年大會上告退，惟彼等已表示願意膺選連任：

蔡育天先生，56歲，於二零零五年十二月獲委任為本公司執行董事、副董事長兼行政總裁，彼同時為上實集團之執行董事兼總裁、上海滬寧高速公路(上海段)發展有限公司董事長及中環保水務投資有限公司副董事長。蔡先生畢業於華東師範大學世界經濟專業，獲碩士學位，副研究員。蔡先生曾任中華企業公司經理及上海古北聯合發展公司副董事長。於一九八七年九月至二零零五年十一月止，先後擔任上海市房產管理局副局長、局長，上海市房屋土地管理局局長，上海市房屋土地資源管理局局長等職務。蔡先生在房地產、經濟及行政管理方面積逾二十多年經驗。

於最後實際可行日期，蔡先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係及並無持有根據證券及期貨條例第XV部所指之本公司權益。蔡先生與本公司訂有服務協議，由二零零五年十二月十九日起生效，協議任何一方可以六個月書面事先通知終止協議。彼每年獲發基本薪酬約2,720,205港元。此外，彼可獲由本公司全權酌情根據本集團之經營業績及其工作表現決定發放之酌情花紅款項。董事薪酬乃參照公司經營業績、市場環境及董事職責等因素而釐定。

丁忠德先生，56歲，於二零零四年一月獲委任為本公司執行董事。丁先生於一九九七年五月加入上實集團，現為上實集團執行董事。彼為南洋兄弟煙草股份有限公司董事長、上海上實(集團)有限公司副董事長、上海實業聯合集團股份有限公司和永發印務有限公司董事。彼畢業於復旦大學，獲管理碩士學位，並獲授高級經濟師職稱。彼曾任上海市委研究室副主任，在經濟研究及企業管理擁有多年經驗。

56.62%增至約62.91%。該增幅將不會引致根據收購守則第二十六條所定須提出強制性收購之責任。因此董事認為購回股份將不會引致根據收購守則所產生的後果。本公司不會購回股份致使公眾持有本公司總額低於25%。

9. 股份價格

以下為股份於截至最後實際可行日期止過去十二個月期間每月在聯交所之最高及最低成交價：

	每股	
月份	**最高**	**最低**
	港元	*港元*
二零零五年		
四月	16.70	15.90
五月	16.15	14.45
六月	15.30	14.65
七月	16.45	15.35
八月	16.50	14.75
九月	15.70	14.75
十月	16.05	13.60
十一月	14.75	14.00
十二月	16.60	14.40
二零零六年		
一月	17.00	16.15
二月	15.55	16.90
三月	17.15	15.95
四月(截至最後實際可行日期止)	18.15	16.60

10. 股份購回

在最後實際可行日期前之六個月，本公司並無進行股份購回。

5. 董事及彼等之聯繫人士

董事目前一概無意在股東批准購回授權的情況下向本公司出售股份。同時，經一切合理查詢後，就董事所深知及確信，彼等之任何聯繫人士(按上市規則所界定)目前亦無意在股東批准購回授權的情況下向本公司出售股份。

6. 關連人士

關連人士概無通知本公司彼等目前有意在本公司獲授權購回股份時的情況下向本公司出售已發行或將予發行之股份；彼等亦無承諾在本公司獲授權購回股份的情況下，不會向本公司出售任何由彼等持有之已發行或將向其發行之股份。

7. 董事之承諾

董事已向聯交所作出承諾，根據提呈之決議案而行使本公司權力購回股份時，必定遵守上市規則、香港所有適用之法例及本公司之組織章程大綱及細則所載之規定。

8. 收購守則之影響

倘因購回股份而致使某股東所佔之本公司投票權比例增加，就收購守則而言，是項權益增加將被視作一項收購。故此，一位股東或一致行動之多位股東可獲得或鞏固對本公司之控制權，因而必須根據收購守則第二十六條及因增加權益而可能適用之規定提出強制性收購。

於最後實際可行日期，上海投資、上實資本及上實崇明開發分別持有本公司股份468,066,000股、80,000,000股及10,000股。上實集團分別擁有上實崇明開發及上實財務 100%權益，而上實財務則擁有上海投資100%權益。上海投資擁有上實資本的100%權益。

因此，上實集團被視作擁有上述公司各自所持有之股份權益，於最後實際可行日期，該等股份權益佔本公司已發行股本總額約56.62%。倘上述股東分別所持股份不變，而董事會全面行使購回股份之權力，上實集團之持股權將由約

本說明函件載有上市規則規定之所有資料以供　閣下考慮購回授權之事宜。

上市規則允許於聯交所作主要上市之公司在遵從若干限制下於聯交所購回其已繳足股份，有關最為重要之限制概述如下:

1. 股本

於最後實際可行日期，本公司已發行股本為967,989,000股股份。假設本公司在2006年股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回多達96,798,900股股份，佔於最後實際可行日期之已發行股份10%。

2. 購回股份之理由

董事現無意購回任何股份，目前亦不可能預料何時為董事認為適宜購回股份之情況，董事僅會於其認為該項購回乃符合本公司及股東利益之情況下購回股份。該等購回事宜可提高本公司每股之資產淨值及／或盈利(惟須視乎當時之市況及資金安排而定)。

3. 資金來源

現建議根據購回授權購回股份之所需資金將由本公司之內部資金及可動用銀行融資撥付。本公司僅可按照香港適用法例及本公司之組織章程大綱及細則依法動用可撥作此用途之資金購回股份。

4. 營運資金或負債水平

倘購回授權乃於建議購回期間內隨時全面行使，將不會對本公司所需具備之營運資金或其負債水平構成重大不利影響(較本公司截至二零零五年十二月三十一日止年度帳目所披露之狀況而言)。倘因行使購回授權而對董事不時認為本公司所需具備之營運資金或其負債水平構成重大不利影響時(較本公司截至二零零五年十二月三十一日止年度帳目所披露之狀況而言)，董事不擬行使購回授權。

4. 2006年股東週年大會

於2006年股東週年大會上，將提呈若干普通決議案批准購回授權、發行授權及擴大發行授權。

通告載於年報第163頁至第165頁。股東務請閱讀通告，並按照適用於2006年股東週年大會之代表委任表格所印指示填妥表格及交回。

5. 於股東週年大會要求投票表決之程序

根據本公司組織章程細則第73條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟根據上市規則或任何其它適用法律、規則或條例或（於宣佈舉手表決結果之前或當時）以有效要求點票方式表決則作別論。以點票方式表決之要求可由下列提出：

(a) 主席；或

(b) 至少三名出席股東，或倘為一名公司股東，則為獲公司正式授權代表或委任代表並於當時有權於大會投票；或

(c) 任何一名或多名出席股東，或倘為一名公司股東，則為獲公司正式授權代表或委任代表，彼或彼等須代表可於股東大會投票之所有股東之總投票權不少於十分之一；或

(d) 任何一名或多名出席股東，或倘為一名公司股東，則為獲公司正式授權代表或委任代表，並持有附帶權利可於大會投票之本公司已繳股款股份，合共股份須可代表相等於附帶該項權利之所有已繳股款股份不少於十分之一。

6. 推薦

董事認為授予購回授權、發行授權、擴大發行授權及重選退任董事乃符合本公司及股東之利益，故推薦股東投票贊成將於2006年股東週年大會上提呈之有關決議案。

此　致

本公司列位股東　台照

代表董事會
董事長
蔡來興

二零零六年四月二十八日

2. 建議本公司購回股份及發行股份之一般授權

本公司於二零零五年五月二十六日舉行之股東週年大會上授予董事一般性授權：(i)配發、發行及處理本公司於普通決議案通過之日已發行股本20%之股份及(ii)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份。該等授權將於2006年股東週年大會完畢後失效。

於2006年股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或本公司組織章程細則規定須召開下屆股東週年大會之限期屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

2006年股東週年大會亦將提呈另外兩項獨立普通決議案，以授出發行授權予董事及將該等發行授權加入本公司根據購回授權而購回之股份數額。

上市規則規定的説明函件載於本通函附錄一。

3. 建議重選退任董事

根據本公司組織章程細則第92條及第101條及上市規則附錄十四「企業管治常規守則」，蔡育天先生、丁忠德先生、錢世政先生、吳家瑋先生及梁伯韜先生將於2006年股東週年大會告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄二。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

董事

執行董事：
蔡來興先生*(董事長)*
蔡育天先生*(副董事長、行政總裁)*
瞿　定先生*(副董事長、常務副行政總裁)*
呂明方先生
丁忠德先生
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港灣仔
告士打道三十九號
夏慤大廈二十六樓

敬啟者：

一般性授權購回股份
及發行股份
及
重選董事退任之建議

1. 緒言

本通函旨在向　閣下提供有關購回授權、發行授權及重選退任董事，及尋求　閣下在2006年股東週年大會上批准（其中包括）該等事宜。

「購回授權」	行使本公司所有權力購回不超過批准決議案獲通過當日已發行及繳足股份面值總額10%之一般性及無條件授權；
「證券及期貨條例」	證券及期貨條例(香港法例第571章)；
「股份」	本公司股本中每股面值0.10元普通股股份；
「股東」	股份之登記持有人；
「上海投資」	上海投資控股有限公司，於英屬維爾京群島註冊成立的有限公司；
「上實集團」	上海實業(集團)有限公司，於香港註冊成立的有限公司；
「上實資本」	SIIC Capital (B.V.I.) Ltd.，於英屬維爾京群島註冊成立的有限公司；
「上實崇明開發」	上海實業崇明開發建設有限公司，於英屬維爾京群島註冊成立的有限公司；
「上實聯合」	上海實業聯合集團股份有限公司，一家於中國註冊成立的股份有限公司，為本公司一家附屬公司，並於上海證券交易所A股市場上市(證券代碼：600607)；
「上實財務」	Shanghai Industrial Investment Treasury Co. Ltd.，於英屬維爾京群島註冊成立的有限公司；
「聯交所」	香港聯合交易所有限公司；
「收購守則」	香港公司收購、合併及股份購回守則；及
「元」	港元。

在本通函內，除文義另有所指外，下列詞語之涵義如下：

詞彙	涵義
「2006年股東週年大會」	本公司將於二零零六年五月三十日(星期二)下午三時正假座香港灣仔告士打道三十九號夏慤大廈二十六樓本公司會議室舉行之股東週年大會；
「年報」	隨同本通函發送予各股東之本公司2005年年報；
「本公司」	上海實業控股有限公司，於香港註冊成立的有限責任公司，其股份於聯交所主板上市(股份編號：363)；
「關連人士」	本公司或其任何附屬公司之董事、最高行政人員或主要股東或彼等各自之聯繫人士(按上市規則所界定)；
「董事」	本公司董事；
「本集團」	本公司及其附屬公司；
「香港」	中國香港特別行政區；
「發行授權」	配發、發行及處理不超過於該決議案日期本公司已發行股本面值總額20%股份之一般性及無條件授權；
「最後實際可行日期」	二零零六年四月二十一日，即本通函付印前為確定其所載若干資料之最後實際可行日期；
「上市規則」	聯交所證券上市規則；
「通告」	載於本公司年報內一份日期為二零零六年四月二十八日之2006年股東週年大會通告；
「中國」	中華人民共和國；

目錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函及隨附代表委任表格交予買主或或承讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(於香港註冊成立之有限公司)

(股份代號：363)

一般授權購回股份
及發行股份
及
重選退任董事之建議

上海實業控股有限公司謹訂於二零零六年五月三十日(星期二)下午三時正假座香港灣仔告士打道三十九號夏慤大廈二十六樓本公司會議室舉行2006年股東週年大會。2006年股東週年大會通告已附載於年報內。

無論　台端能否出席大會，務請按照隨附之代表委任表格上印列之指示將該表格填妥並盡快交回，且無論如何最遲須於大會指定舉行時間四十八小時前交回。股東填妥及交回代表委任表格後，屆時仍可親身出席2006年股東週年大會並可於會上投票。

本說明函件載有根據上市規則之規定向股東提供之全部必要資料。

二零零六年四月二十八日